UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: October 31

Date of reporting period: October 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

TAXABLE INVESTMENT GRADE FUNDS

Annual Report October 31, 2003

Current income potential from

portfolios that invest in a

variety of fixed income securities.

Goldman Sachs Asset Management

Goldman Sachs Taxable Investment Grade Funds

- GOLDMAN SACHS ENHANCED INCOME FUND

- GOLDMAN SACHS ULTRA-SHORT DURATION GOVERNMENT FUND

- GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND

- GOLDMAN SACHS GOVERNMENT INCOME FUND

- GOLDMAN SACHS CORE FIXED INCOME FUND

- GOLDMAN SACHS GLOBAL INCOME FUND

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 | RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 | PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry-renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Enhanced Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Enhanced Income Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, Institutional, and Administration Shares generated cumulative total returns, without sales charges, of 1.77%, 2.18%, and 1.93%, respectively. These returns compare to the 1.39% and 1.57% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively.*

During the period, the Fund's outperformance versus its benchmarks was primarily due to its exposure to corporate securities.

Investment Objective

The Fund seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity. It is important to note that the Fund is not a money market fund and its net asset value will fluctuate.

Portfolio Composition

The Fund targets a duration of nine months, with diversified holdings in high credit quality sectors including U.S. Treasuries, agency, corporate, asset-backed, and money market instruments. The Fund invests in securities with a minimum credit quality of "A" by a Nationally Recognized Statistical Rating Organization ("NRSRO") at the time of purchase or if unrated, determined by the investment adviser to be of comparable quality. The Fund's duration position was neutral relative to its benchmarks over much of the period.

The Fund continues to emphasize shorter-term, higher credit securities that we believe have the potential to enhance results.

Portfolio Highlights

- **Agencies** — 40.0% on October 31, 2002 and 39.1% on October 31, 2003.
- **Asset-Backed Securities (ABS)** — 25.9% on October 31, 2002 and 29.6% on October 31, 2003.
- **Corporate Bonds** — 26.5% on October 31, 2002 and 28.9% on October 31, 2003.
- **U.S. Treasuries** — 4.0% on October 31, 2002 and 0.0% on October 31, 2003.
- **Cash Equivalents** — 0.0% on October 31, 2002 and 1.6% on October 31, 2003.

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

During the reporting period, the Fund's corporate exposure was the leading driver of outperformance, as corporate spreads rallied over the period. Improving technicals, positive fundamentals, and declining volatility fueled the corporate sector's strong recovery. Within the Fund, we continued to emphasize companies in sectors that showed persistent evidence of improving their balance sheets and those firms that we believe would benefit most from a business recovery.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

November 10, 2003

Enhanced Income Fund

as of October 31, 2003

Assets Under Management

$1.5 Billion

NASDAQ SYMBOLS

Class A Shares

GEIAX

Institutional Shares

GEIIX

Administration Shares

GEADX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	1.77%	2.16%	1.39%	1.57%
Institutional	2.18	2.59	1.39	1.57
Administration	1.93	2.34	1.39	1.57

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/03	Class A	Institutional	Administration
One Year	0.34%	2.24%	1.88%
Since Inception	3.91 (8/2/00)	4.78 (8/2/00)	4.51 (8/2/00)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Administration Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[5]

Sector Allocation

Agency Debentures*	39.1%
Asset-Backed Securities	29.6
Corporate Bonds	28.9
Cash Equivalents	1.6

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

* Please note that not all Agencies are Agency rated for credit allocation purposes.

Ultra-Short Duration Government Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Ultra-Short Duration Government Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.40%, 1.69%, and 1.29%, respectively. These returns compare to the 1.39% and 1.57% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively.*

The Fund's performance was generally in line with its benchmarks during the fiscal year. Security and sector selection typically helped returns while, toward the end of the period, the Fund's mortgage holdings hurt relative results.

Investment Objective

The Fund seeks a high level of current income, consistent with low volatility of principal.

Portfolio Composition

Over the period, the portfolio management team maintained a bias towards prepayment-protected mortgage securities, as investors took advantage of lower interest rates and mortgage refinancing reached record levels. As spreads widened at the end of the period, the Fund increased its exposure to premium collateralized mortgage obligations (CMOs) and adjustable rate mortgages (ARMs) at attractive valuations. The Fund reduced its exposure to agency debentures in favor of more attractive valuations within the mortgage sector.

On average, the Fund's duration position generally was neutral relative to the benchmark over the period.

Portfolio Highlights

■ **Adjustable Rate Mortgage Securities** — 14.8% on October 31, 2002 and 29.3% on October 31, 2003.

■ **Collateralized Mortgage Obligations** — 19.9% on October 31, 2002 and 23.8% on October 31, 2003.

■ **Fixed Rate Pass-Throughs** — 23.5% on October 31, 2002 and 25.9% on October 31, 2003.

■ **Agency Debentures** — 24.5% on October 31, 2002 and 8.2% on October 31, 2003.

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

During the reporting period, security selection among ARMs, CMOs, and fixed rate pass-throughs was a leading driver of performance. As mortgage refinancing reached historical highs, exposure to mortgage securities with lower call risks enhanced results. At the end of the reporting period, the mortgage sector proved to be somewhat of a drag on returns, as volatility persisted and mortgages underperformed Treasuries.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

November 10, 2003

Ultra-Short Duration Government Fund

as of October 31, 2003

Assets Under Management

$2.8 Billion

NASDAQ SYMBOLS

Class A Shares

GSAMX

Institutional Shares

GSARX

Service Shares

GSASX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	1.40%	1.78%	1.39%	1.57%
Institutional	1.69	2.20	1.39	1.57
Service	1.29	1.70	1.39	1.57

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS [4]

For the period ended 9/30/03	Class A	Institutional	Service
One Year	-0.01%	1.94%	1.43%
Five Years	3.98	4.75	4.21
Ten Years	N/A	5.02	N/A
Since Inception	4.73 (5/15/95)	5.15 (7/17/91)	4.42 (3/27/97)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03 [5]

Sector Allocation

Adjustable Rate Mortgage Securities	29.3%
Fixed Rate Pass-Throughs	25.9
Collateralized Mortgage Obligations	23.8
Agency Debentures	8.2
Cash Equivalents	6.0
Asset-Backed Securities	5.2
U.S. Treasuries	1.1
Commercial Mortgage-Backed Securities	0.7

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Short Duration Government Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Short Duration Government Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 2.11%, 1.41%, 1.26%, 2.43%, and 1.92%, respectively. These returns compare to the 2.30% cumulative total return of the Fund's benchmark, the Two-Year U.S. Treasury Note Index.*

During the reporting period, the Fund's security and sector selection generally helped returns. While the Fund's mortgage holdings were generally positive for results, they hurt relative results toward the end of the reporting period.

Investment Objective

The Fund seeks a high level of current income and secondarily, in seeking current income may also consider the potential for capital appreciation.

Portfolio Composition

Over the period, the portfolio management team maintained a preference for prepayment-protected mortgage securities, as investors took advantage of lower interest rates and mortgage refinancing reached record levels. The Fund continued to favor 15-year over 30-year mortgage pass-throughs and lower coupons over higher coupons. The Fund also increased its allocation to collateralized mortgage obligations (CMOs) and adjustable rate mortgages (ARMs) at attractive valuations, as spreads widened in the high refinancing rate environment. The Fund also reduced its exposure to agency debentures in favor of more attractive valuations within the mortgage sector.

The Fund's duration strategy was neutral relative to its benchmark for much of the period. In late-March, the team implemented a long duration position relative to the benchmark as interest rates sold off. The duration was then moved back to a generally neutral position by the end of the period.

Portfolio Highlights

- **Adjustable Rate Mortgage Securities** — 2.9% on October 31, 2002 and 7.3% on October 31, 2003.

- **Agency Debentures** — 42.8% on October 31, 2002 and 28.8% on October 31, 2003.

- **Collateralized Mortgage Obligations** — 21.2% on October 31, 2002 and 23.5% on October 31, 2003.

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

■ **Fixed Rate Pass-Throughs** — 20.5% on October 31, 2002 and 28.6% on October 31, 2003.

The Fund's continued emphasis on government-issued sectors such as agency debentures and mortgage-backed securities contributed positively to returns over the fiscal year. During the period, security selection among ARMs, CMOs, and fixed rate pass-throughs was a leading driver of performance. As mortgage refinancing reached historical highs, exposure to mortgage securities with lower call risks contributed to excess returns. At the end of the reporting period, the mortgage sector proved to be somewhat of a drag on returns, as volatility persisted and mortgages underperformed Treasuries.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

November 10, 2003

Short Duration Government Fund

as of October 31, 2003

Assets Under Management

$919.4 Million

NASDAQ SYMBOLS

Class A Shares

GSSDX

Class B Shares

GSDGX

Class C Shares

GSDCX

Institutional Shares

GSTGX

Service Shares

GSDSX

PERFORMANCE REVIEW

November 1, 2002–October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Two-Year U.S. Treasury Note Index[3]
Class A	2.11%	2.18%	2.30%
Class B	1.41	1.63	2.30
Class C	1.26	1.48	2.30
Institutional	2.43	2.63	2.30
Service	1.92	2.12	2.30

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	0.61%	0.05%	0.93%	3.12%	2.61%
Five Years	4.98	4.74	4.57	5.78	5.26
Ten Years	N/A	N/A	N/A	5.92	N/A
Since Inception	5.53 (5/1/97)	5.22 (5/1/97)	4.88 (8/15/97)	6.76 (8/15/88)	5.82 (4/10/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[5]

Sector Allocation	
Agency Debentures	28.8%
Fixed Rate Pass-Throughs	28.6
Collateralized Mortgage Obligations	23.5
Adjustable Rate Mortgage Securities	7.3
U.S. Treasuries	6.7
Cash Equivalents	5.5

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Government Income Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Government Income Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 3.11%, 2.34%, 2.34%, 3.60%, and 3.01%, respectively. These returns compare to the 2.83% cumulative total return of the Fund's benchmark, the Lehman Brothers Government/Mortgage Index.*

The Fund's performance was generally in line with its benchmark during the fiscal year. Security and sector selection typically helped returns while, during the third quarter of 2003, the Fund's mortgage holdings hurt relative results.

Investment Objective

The Fund seeks a high level of current income, consistent with safety of principal.

Portfolio Composition

Over the period, the Fund's investment strategy continued to focus on sectors and securities that we believed would generate a competitive total rate of return relative to the benchmark. As such, the Fund increased its exposure to hybrid adjustable-rate mortgages (ARMs) at attractive valuations and also added collateralized mortgage obligations (CMOs) that had suffered in the refinancing wave at the end of 2002. As a result, the Fund moved to an overweight position in the mortgage sector relative to the index.

The Fund's duration strategy generally was neutral relative to its benchmark for much of the period. In late-March, the team implemented a long duration position relative to the benchmark as interest rates sold off. The Fund's duration was then moved back to a generally neutral position by the end of the period.

Portfolio Highlights

■ **Agency Debentures** — 15.8% on October 31, 2002 and 14.9% on October 31, 2003.

■ **Asset-Backed Securities** — 9.1% on October 31, 2002 and 2.2% on October 31, 2003.

■ **Mortgage-Backed Securities** — 48.6% on October 31, 2002 and 62.7% on October 31, 2003.

■ **U.S. Treasuries** — 24.3% on October 31, 2002 and 16.7% on October 31, 2003.

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

As mortgage refinancing reached record highs during the reporting period, mortgage security selection among ARMs, CMOs, and fixed rate pass-throughs was a major driver of Fund outperformance. Exposure to mortgage securities with lower call risks also enhanced returns. In the third quarter of 2003, the Fund's overweight exposure to the mortgage sector relative to the index proved to be somewhat of a drag on returns, as volatility persisted and mortgages underperformed Treasuries.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

November 10, 2003

Government Income Fund

as of October 31, 2003

Assets Under Management

$587.5 Million

NASDAQ SYMBOLS

Class A Shares

GSGOX

Class B Shares

GSOBX

Class C Shares

GSOCX

Institutional Shares

GSOIX

Service Shares

GSOSX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Govt./ Mortgage Index[3]
Class A	3.11%	2.41%	2.83%
Class B	2.34	1.77	2.83
Class C	2.34	1.77	2.83
Institutional	3.60	2.91	2.83
Service	3.01	2.41	2.83

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-0.94%	-2.19%	1.93%	4.22%	3.63%
Five Years	4.95	4.68	5.10	6.32	5.77
Ten Years	6.02	N/A	N/A	N/A	6.41[5]
Since Inception	6.39 (2/10/93)	6.36 (5/1/96)	6.06 (8/15/97)	7.26 (8/15/97)	6.76[5] (2/10/93)[5]

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years), and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[5] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[6]

Sector Allocation

Mortgage-Backed Securities	62.7%
U.S. Treasuries	16.7
Agency Debentures	14.9
Cash Equivalents	10.8
Asset-Backed Securities	2.2
Municipal Bonds	0.4

[6] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Core Fixed Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Core Fixed Income Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.03%, 6.31%, 6.21%, 7.54%, and 6.90%, respectively. These returns compare to the 4.90% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Bond Index.*

The Fund outperformed its benchmark over the reporting period. This was primarily due to the Fund's exposure to strong performing corporate and mortgage-backed securities.

Investment Objective

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.

Portfolio Composition

During the period, the Fund's investment strategy continued to focus on sectors and securities that we believed would generate a competitive total rate of return relative to the Fund's benchmark. As mortgage prepayment risk remained high during much of the period, focus was placed on securities with prepayment protection. In particular, we emphasized 15-year over 30-year pass-throughs and lower coupons over higher coupons. During the period, the Fund moved from an overweight corporate bond allocation to a neutral position, while maintaining an overweight allocation to BBB rated corporate securities.

The Fund's portfolio management team proactively managed duration and term structure strategies to respond to changing market conditions and the fluctuating interest rate environment. At the end of the 12-month period, the Fund held a neutral duration position and curve flattening bias. When the yield curve flattens, the spread between the yields of longer- and intermediate-maturity issues narrows.

Portfolio Highlights

- **Agency Debentures** — 11.9% on October 31, 2002 and 9.1% on October 31, 2003.

- **Asset-Backed Securities (ABS)** — 13.5% on October 31, 2002 and 11.7% on October 31, 2003.

- **Corporate Bonds** — 27.5% on October 31, 2002 and 19.7% on October 31, 2003.

- **Emerging Market Debt (EMD)** — 1.2% on October 31, 2002 and 1.0% on October 31, 2003.

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

■ **Mortgage-Backed Securities (MBS)** — 39.5% on October 31, 2002 and 52.2% on October 31, 2003.

■ **U.S. Treasuries** — 21.6% on October 31, 2002 and 9.4% on October 31, 2003.

The Fund's corporate and mortgage-backed securities were the main drivers of outperformance over the period. Specifically, the Fund's overweight allocation to Telecom and BBB rated corporate bonds boosted returns as lower quality securities outperformed the broad corporate market. Exposure to mortgage securities with lower call risks also enhanced absolute and relative results. The Fund's allocation to lower coupon, 15-year mortgage pass-throughs was also a positive for performance.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

November 10, 2003

Core Fixed Income Fund

as of October 31, 2003

Assets Under Management

$1.2 Billion

NASDAQ SYMBOLS

Class A Shares

GCFIX

Class B Shares

GCFBX

Class C Shares

GCFCX

Institutional Shares

GSFIX

Service Shares

GSCSX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Aggregate Bond Index[3]
Class A	7.03%	2.65%	4.90%
Class B	6.31	2.02	4.90
Class C	6.21	2.03	4.90
Institutional	7.54	3.17	4.90
Service	6.90	2.67	4.90

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	2.53%	1.49%	5.63%	8.01%	7.37%
Five Years	5.07	4.85	5.24	6.47	5.92
Since Inception	6.50 (5/1/97)	6.49 (5/1/97)	6.16 (8/15/97)	7.10 (1/5/94)	6.93 (3/13/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 10/31/03[5]

Sector Allocation

Mortgage-Backed Securities	52.2%
Corporate Bonds	19.7
Asset-Backed Securities	11.7
U.S. Treasuries	9.4
Agency Debentures	9.1
Cash Equivalents*	5.1
Other-Non-Dollar	2.3
Emerging Market Debt	1.0

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

* Cash equivalents include AAA rated and above short duration securities (duration < or = 1 year) that are defined as cash equivalents. MBS derivatives are not included.

Global Income Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Global Income Fund during the one-year reporting period that ended October 31, 2003.

Performance Review

Over the one-year period that ended October 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.45%, 4.87%, 4.96%, 6.07%, and 5.61%, respectively. These returns compare to the 2.70% cumulative total return of the Fund's benchmark, the J.P. Morgan Global Government Bond Index (hedged).*

The Fund's outperformance versus its benchmark was largely due to the portfolio's allocation to the corporate bond sector, while its emerging market trades, duration, and currency positions also contributed to performance.

Investment Objective

The Fund seeks a high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.

Portfolio Positioning

The government bond market was extremely volatile over the one-year reporting period. The end of 2002 was characterized by continued uncertainty over the sustainability of an economic rebound. As the new year began, global terrorism threats and geopolitical risks, in particular the situations in Iraq, North Korea, and Venezuela, led to increased demand for fixed income securities. U.S. Treasuries rallied over February and early March 2003, as a war in Iraq appeared increasingly likely. The bond market then quickly reversed course and sold off when the major military action in Iraq ended. After the Federal Reserve Board (the "Fed") expressed concerns over deflation, yields fell to record lows in June 2003. However, optimistic comments from Fed Chairman Alan Greenspan caused a market sell-off in July. Bonds then rallied in September as the Fed stressed the need for improvement in the labor market before it would consider raising short-term interest rates. As the reporting period came to a close, bond prices were generally weak as strong economic data signaled continued growth momentum.

The Fund's long U.S. security position, initiated in July, detracted from results. This position was subsequently eliminated in August 2003. The Fund's short Europe/long U.S. security position detracted from performance in July, as European bonds outperformed U.S. 10-year bonds. The Fund's U.S. curve flattening positions, held throughout the second quarter of 2003, hurt performance as the curve steepened and yields rose substantially across the curve. The Fund maintained its underweight Japan position over the period, since yields were close to all

* Based on performance returns that do not reflect the deduction of any applicable sales loads.

time lows and we saw little further upside to owning short maturity Japanese government bonds. Finally, during the reporting period, the Fund's long U.S./short Canada and short UK/long Europe security positions also enhanced results.

The Fund's overweight allocation to corporate bonds was a positive contributor to performance during the fiscal year. The corporate sector staged a dramatic rally in response to falling investor risk aversion, rising equity markets, declining volatility, and stronger economic data releases from the U.S. Expectations of improving credit quality were based on continued corporate balance sheet repair. The Fund's allocation to the strong-performing Auto and Telecom sectors, as well as thorough bottom-up security selection, were the key drivers of outperformance versus its benchmark.

The Fund's currency strategy was also a positive contributor to results. In particular, our short U.S. dollar bias was beneficial as the currency depreciated substantially over the period. The dollar's weakness gained momentum following the Group of 7 ("G7") meeting in September 2003. The G7's comments against fixed currency regimes reverberated through the market and provoked a sharp fall in the U.S. dollar against a range of Asian currencies.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Fixed Income Investment Management Team

November 10, 2003

Global Income Fund

as of October 31, 2003

Assets Under Management

$363.9 Million

NASDAQ SYMBOLS

Class A Shares

GSGIX

Class B Shares

GSLBX

Class C Shares

GSLCX

Institutional Shares

GSGLX

Service Shares

GGISX

PERFORMANCE REVIEW

November 1, 2002– October 31, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	JPM Global Govt. Bond Index[3]
Class A	5.45%	2.02%	2.70%
Class B	4.87	1.61	2.70
Class C	4.96	1.61	2.70
Institutional	6.07	2.76	2.70
Service	5.61	2.26	2.70

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The J.P. Morgan Global Government Bond Index (hedged), an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/03	Class A	Class B	Class C	Institutional	Service
One Year	0.69%	-0.39%	3.87%	6.11%	5.57%
Five Years	3.15	3.17	3.59	4.78	4.24
Ten Years	5.94	N/A	N/A	N/A	6.52[5]
Since Inception	6.51 (8/2/91)	6.01 (5/1/96)	5.29 (8/15/97)	7.68 (8/1/95)	6.99[5] (8/2/91)[5]

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years), and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[5] Performance data for Service Shares prior to 3/12/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP CURRENCY POSITIONS AS OF 10/31/03[6]

Currency Exposure (%)

Euro Currency	39.4%	Canadian Dollar	2.0%
U.S. Dollar	26.5	South African Rand	1.0
Japanese Yen	15.5	German Mark	1.0
Great Britain Pound	5.3	Danish Krone	1.0
Australian Dollar	4.3	Swedish Krona	0.4

[6] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on August 2, 2000 (commencement of operations) in the Institutional shares of the Goldman Sachs Enhanced Income Fund. For comparative purposes, the performance of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index (''Six-Month T-Bill Index/One-Year T-Note Index''), as well as the Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index (''Lehman 1-2 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class A and Administration shares will vary from Institutional shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Enhanced Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 2, 2000 to October 31, 2003.



Average Annual Total Return through October 31, 2003	Since Inception	One Year
Class A (commenced August 2, 2000)		
Excluding sales charges	4.29%	1.77%
Including sales charges	3.81%	0.29%
Institutional Class (commenced August 2, 2000)	4.67%	2.18%
Administration Class (commenced August 2, 2000)	4.43%	1.93%

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 28.9%			
Banks – 10.7%			
Abbey National First			
$10,000,000	8.20%	10/15/2004	$ 10,631,532
Bank of America Corp.			
11,500,000	7.63	04/15/2005	12,447,861
9,500,000	6.38	05/15/2005	10,146,419
BB&T Corp.			
15,000,000	6.38#	06/30/2005	16,071,214
BCH Cayman Islands			
4,000,000	8.25	06/15/2004	4,162,548
Citicorp, Inc.			
6,000,000	7.75	06/15/2006	6,761,435
Credit Suisse FB USA, Inc.			
6,000,000	5.88	08/01/2006	6,486,033
Donaldson, Lufkin & Jenrette, Inc.-DLJ			
10,000,000	6.88	11/01/2005	10,881,451
FleetBoston Financial Corp.			
8,000,000	7.25	09/15/2005	8,743,220
Golden West Financial Corp.			
3,200,000	5.50	08/08/2006	3,432,765
HSBC USA, Inc.			
10,000,000	7.00	11/01/2006	11,138,721
Nordea Bank Finland PLC			
2,500,000	6.50	01/15/2006	2,711,352
PNC Bank NA			
1,800,000	7.88	04/15/2005	1,955,338
PNC Funding Corp.			
3,112,000	7.75	06/01/2004	3,223,245
Popular North America, Inc.			
5,928,000	6.63	01/15/2004	5,987,855
RBSG Capital Corp.			
11,780,000	10.13	03/01/2004	12,101,276
Santander Financial Issuances			
2,565,000	7.25	05/30/2006	2,847,014
US Bancorp			
6,000,000	6.75	10/15/2005	6,515,063
Wachovia Corp.			
6,250,000	6.88	09/15/2005	6,790,282
2,989,000	7.50	07/15/2006	3,360,540
Washington Mutual, Inc.			
4,118,000	7.50	08/15/2006	4,615,565
Wells Fargo & Co.			
3,800,000	7.25	08/24/2005	4,148,622
3,325,000	6.75	10/01/2006	3,685,126
5,000,000	3.12	08/15/2008	4,832,207
			$ 163,676,684
Brokerage – 1.4%			
Lehman Brothers, Inc.			
$ 2,100,000	7.63%	06/01/2006	$ 2,353,407
Morgan Stanley Group, Inc.			
7,500,000	5.80	04/01/2007	8,140,472
The Bear Stearns Companies, Inc.			
5,000,000	6.50	05/01/2006	5,471,294
5,000,000	5.70	01/15/2007	5,390,928
			$ 21,356,101

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Captive-Automotive – 0.4%			
General Motors Acceptance Corp.			
$ 5,600,000	6.38%	01/30/2004	$ 5,664,859
Chemicals – 0.6%			
Rohm and Haas Co.			
$ 1,300,000	6.95%	07/15/2004	$ 1,347,763
The Dow Chemical Co.			
7,890,000	5.25	05/14/2004	8,009,155
			$ 9,356,918
Electric – 0.8%			
FPL Group Capital Inc.			
$ 5,000,000	1.44%#	03/30/2005	$ 4,999,725
Singapore Power Ltd.†			
6,500,000	3.80	10/22/2008	6,508,678
			$ 11,508,403
Entertainment – 0.8%			
CBS Corp.			
$10,000,000	7.15%	05/20/2005	$ 10,777,442
Viacom, Inc.			
1,000,000	6.40	01/30/2006	1,085,059
			$ 11,862,501
Financial-Other – 0.1%			
Transamerica Finance Corp.			
$ 2,050,000	7.50%	03/15/2004	$ 2,091,754
Food & Beverage – 0.9%			
Nabisco, Inc.			
$11,500,000	6.85%	06/15/2005	$ 12,331,189
Sara Lee Corp.			
1,500,000	6.40	06/09/2005	1,601,311
			$ 13,932,500
Integrated – 0.6%			
Conoco Phillips			
$ 9,000,000	8.50%	05/25/2005	$ 9,903,995
Life Insurance – 4.9%			
AXA Financial, Inc.			
$ 4,000,000	9.00%	12/15/2004	$ 4,310,739
Equitable Life Assurance Society†			
7,080,000	6.95	12/01/2005	7,732,181
Jackson National Life Insurance Co.†			
2,000,000	5.25	03/15/2007	2,127,798
John Hancock Global Funding			
7,600,000	6.50	06/22/2004	7,816,083
Lincoln National Corp.			
3,750,000	7.25	05/15/2005	4,056,360
Metropolitan Life Insurance Co.†			
16,290,000	7.00	11/01/2005	17,717,558
Monumental Global Funding II†			
5,000,000	6.05	01/19/2006	5,380,300
Monumental Global Funding III†			
4,390,000	5.20	01/30/2007	4,731,292
Principal Financial Group (Australia)†			
10,000,000	7.95	08/15/2004	10,414,260

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Life Insurance – (continued)				
Prudential Insurance Co.†				
$ 8,450,000	6.38%	07/23/2006	$	9,244,300
Reliastar Financial Corp.				
1,400,000	8.00	10/30/2006		1,575,560
			$	75,106,431
Media-Non Cable – 0.2%				
INTELSAT				
$ 3,000,000	8.38%	10/14/2004	$	3,151,395
Noncaptive-Consumer – 2.9%				
American General Finance Corp.				
$ 9,000,000	5.88%	07/14/2006	$	9,715,284
8,500,000	4.50	11/15/2007		8,813,088
Aristar, Inc.				
4,000,000	8.25	06/15/2005		4,389,622
7,500,000	6.25	05/15/2006		8,138,922
Countrywide Home Loans, Inc.				
5,500,000	1.62#	06/02/2006		5,514,509
Household Finance Corp.				
5,000,000	5.75	01/30/2007		5,391,049
Washington Mutual Financial Corp.				
2,710,000	7.38	09/01/2004		2,840,625
			$	44,803,099
Noncaptive-Diversified – 0.2%				
General Electric Capital Corp.				
$ 3,100,000	5.35%	03/30/2006	$	3,305,778
Property/Casualty Insurance – 1.3%				
ACE INA Holdings, Inc.				
$ 2,000,000	8.20%	08/15/2004	$	2,096,574
2,000,000	8.30	08/15/2006		2,266,923
ACE Ltd.				
6,487,000	6.00	04/01/2007		6,998,072
The Hartford Financial Services Group, Inc.				
7,815,000	7.75	06/15/2005		8,499,533
			$	19,861,102
Tobacco – 0.1%				
UST, Inc.				
$ 2,050,000	8.80%	03/15/2005	$	2,223,843
Wireless Telecommunications – 2.1%				
Verizon Global Funding Corp.				
$ 2,000,000	7.60%	03/15/2007	$	2,276,552
7,000,000	6.13	06/15/2007		7,700,373
Verizon Wireless Capital LLC				
9,250,000	5.38	12/15/2006		9,876,325
Vodafone Group PLC				
11,000,000	7.63	02/15/2005		11,815,302
			$	31,668,552
Wirelines Telecommunications – 0.9%				
British Telecom PLC				
$13,000,000	7.88%	12/15/2005	$	14,401,223
TOTAL CORPORATE BONDS				
(Cost $432,626,081)			$	443,875,138

Principal Amount	Interest Rate	Maturity Date		Value
Agency Debentures – 39.1%				
African Development Bank				
$ 1,000,000	6.75%	10/01/2004	$	1,048,183
European Investment Bank				
5,000,000	8.25	12/20/2004		5,373,110
Federal Farm Credit Bank				
7,000,000	5.10	04/26/2004		7,131,313
5,000,000	5.45	01/19/2005		5,236,100
4,500,000	5.40	05/10/2006		4,830,350
6,000,000	5.70	06/08/2006		6,150,750
6,500,000	6.60	07/07/2006		7,194,057
Federal Home Loan Banks				
1,000,000	5.38	01/05/2004		1,007,210
7,000,000	2.88	12/23/2005		7,014,651
7,000,000	5.50	07/19/2006		7,198,289
25,000,000	4.30	10/30/2006		26,084,825
8,000,000	5.20	05/23/2007		8,458,272
10,000,000	3.59	10/22/2007		10,096,690
9,145,000	3.00	06/02/2008		8,953,083
Federal Home Loan Mortgage Corp.				
17,000,000	2.05	01/28/2005		17,022,241
22,000,000	2.60	06/03/2005		22,021,792
20,000,000	2.50	07/28/2005		20,045,364
10,628,000	0.00●	01/15/2006		10,118,483
12,000,000	2.75	05/05/2006		12,010,262
6,550,000	6.75	05/30/2006		7,240,762
13,516,000	3.10	06/19/2006		13,545,154
30,000,000	4.00	08/02/2006		30,586,620
26,800,000	3.70	08/23/2006		27,294,192
11,628,000	0.00●	01/15/2007		10,623,376
15,000,000	5.13	02/13/2007		15,164,910
8,000,000	3.16	05/07/2007		8,075,968
35,750,000	4.50	07/23/2007		36,387,064
7,175,000	6.00	09/12/2008		7,461,864
Federal National Mortgage Association				
5,000,000	7.88	02/24/2005		5,409,130
3,000,000	7.65	03/10/2005		3,252,319
5,000,000	2.75	06/03/2005		5,005,614
10,000,000	3.75	07/29/2005		10,162,801
20,000,000	0.00/1.75§	10/07/2005		20,042,300
13,700,000	3.05	06/05/2006		13,719,892
22,505,000	3.10∧	07/28/2006		22,581,652
5,000,000	3.75	08/09/2006		5,088,375
18,000,000	3.89	08/16/2006		18,344,880
5,000,000	3.51	08/23/2006		5,058,390
27,000,000	4.88	03/11/2007		27,343,037
30,000,000	5.42	04/04/2007		31,428,177
7,000,000	6.52	07/11/2007		7,876,589
16,800,000	3.70	11/01/2007		16,984,800
3,000,000	4.00	11/05/2007		3,000,914
6,000,000	4.00	11/12/2008		6,063,000
Financing Corp. (FICO) Strip●				
3,073,000	0.00	04/05/2006		2,898,435

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – (continued)			
Government Backed Trust●			
$ 5,613,000	0.00%	11/15/2003	$ 5,610,250
Government Loan Trust●			
7,644,000	0.00	04/01/2007	6,878,927
Government Trust Certificates●			
3,000,000	0.00	11/15/2003	2,998,530
5,000,000	0.00	05/15/2004	4,959,520
6,187,000	0.00	11/15/2004	6,077,849
Inter-American Development Bank			
9,000,000	3.53	05/25/2005	9,245,484
1,000,000	6.25	04/15/2006	1,091,892
KFW International Finance, Inc.			
1,000,000	5.00	11/25/2003	1,002,098
4,650,000	8.25	11/30/2004	4,983,563
Landesbank Baden-Wuerttemberg Girozentrale			
5,170,000	7.88	04/15/2004	5,329,805
Oesterreich Federal Financing Agency			
3,000,000	7.38	05/11/2005	3,239,457
Singapore Power Ltd.			
1,500,000	7.25	04/28/2005	1,613,244
TOTAL AGENCY DEBENTURES (Cost $592,838,014)			$ 600,665,859
Asset-Backed Securities – 29.6%			
Auto – 26.4%			
AESOP Funding II LLC Series 2003-3A, Class A1†			
$20,000,000	2.75%	07/20/2007	$ 19,981,800
AmeriCredit Automobile Receivables Trust Series 1999-D, Class A3			
2,365,568	7.02	12/12/2005	2,376,829
AmeriCredit Automobile Receivables Trust Series 2000-A, Class A4			
14,503,754	7.29	12/05/2006	14,733,690
AmeriCredit Automobile Receivables Trust Series 2002-B, Class A3			
15,500,000	3.78	02/12/2007	15,718,045
BMW Vehicle Owner Trust Series 2002-A, Class A4			
9,000,000	4.46	05/25/2007	9,351,858
Capital One Auto Finance Trust Series 2001-A, Class A3			
10,617,757	4.83	09/15/2005	10,718,454
Capital One Auto Finance Trust Series 2002-B, Class A3A			
35,000,000	2.71	10/16/2006	35,320,254
CPS Auto Trust Series 2001-A, Class A1†			
854,747	4.37	09/15/2005	863,027
CPS Auto Trust Series 2002-A, Class A1			
1,556,824	3.74	01/15/2006	1,577,744
Daimlerchrysler Auto Trust Series 2000-B, Class A4			
19,046,841	7.63	06/08/2005	19,357,747
Daimlerchrysler Auto Trust Series 2000-D, Class A3			
489,204	6.66	01/08/2005	489,686
Daimlerchrysler Auto Trust Series 2000-D, Class A4			
15,000,000	6.70	03/08/2006	15,384,148
Daimlerchrysler Auto Trust Series 2001-D, Class A3			
11,450,954	3.15	11/06/2005	11,530,230

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Auto – (continued)			
Drive Auto Receivables Trust Series 2002-1, Class A3†			
$23,333,000	3.68%	09/15/2006	$ 23,712,161
Duck Auto Grantor Trust Series 2001-C, Class A†§			
1,820,398	0.00/3.44	05/15/2006	1,831,206
Duck Auto Grantor Trust Series 2002-A, Class A†§			
6,529,837	0.00/4.16	02/15/2007	6,613,501
Franklin Auto Trust Series 2001-2, Class A3			
6,996,134	3.77	02/20/2006	7,055,907
Franklin Auto Trust Series 2002-1, Class A3			
13,026,537	3.74	11/20/2006	13,181,227
Household Automotive Trust Series 2002-1, Class A3			
44,000,000	3.75	09/18/2006	44,696,507
Long Beach Auto Receivables Trust Series 2001-A, Class A3†			
8,736,998	5.20	03/13/2006	8,854,401
Long Beach Auto Receivables Trust Series 2001-B, Class A3†			
12,455,813	3.94	10/13/2006	12,627,081
MFN Auto Receivables Trust Series 2002-A, Class A1†			
3,808,554	3.81	01/15/2005	3,838,309
Nissan Auto Receivables Owner Trust Series 2001-C, Class A3			
3,267,671	4.31	05/16/2005	3,287,328
Onyx Acceptance Auto Trust Series 2001-D, Class A3			
3,498,508	3.63	12/15/2005	3,521,065
Onyx Acceptance Auto Trust Series 2002-A, Class A3			
8,571,397	3.75	04/15/2006	8,661,429
Onyx Acceptance Auto Trust Series 2002-C, Class A3			
21,413,658	3.29	09/15/2006	21,646,354
Union Acceptance Corp. Series 2000-D, Class A3			
187,126	6.72	10/11/2005	187,068
Union Acceptance Corp. Series 1999-C, Class A4§			
1,723,580	0.00/6.82	01/09/2006	1,732,119
Union Acceptance Corp. Series 2000-A, Class A4§			
4,629,825	0.00/7.44	04/10/2006	4,720,545
WFS Financial Owner Trust Series 2002-1, Class A3A			
34,252,458	4.15	12/20/2006	34,765,755
WFS Financial Owner Trust Series 2002-2, Class A3			
40,000,000	3.81	02/20/2007	40,580,512
World Omni Auto Receivables Trust Series 2001-B, Class A3			
6,028,746	3.79	11/21/2005	6,081,062
			$ 404,997,049
Equipment – 3.0%			
Ikon Receivables LLC Series 2002-1, Class A3			
$26,645,056	3.90%	10/15/2006	$ 26,995,657
Ikon Receivables LLC Series 2003-1, Class A3B			
20,000,000	2.33	12/17/2007	20,138,118
			$ 47,133,775
Student Loans – 0.2%			
Union Financial Services-1, Inc. Series 1998-A, Class A8			
$ 2,790,400	5.50%	09/01/2005	$ 2,867,052
TOTAL ASSET-BACKED SECURITIES (Cost $452,432,024)			$ 454,997,876

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.6%			
Joint Repurchase Agreement Account II△			
$23,800,000	1.06%	11/03/2003	$ 23,800,000
Maturity Value: $23,802,102			
TOTAL REPURCHASE AGREEMENT			
(Cost $23,800,000)			$ 23,800,000
TOTAL INVESTMENTS			
(Cost $1,501,696,119)			$1,523,338,873

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $142,177,853, which represents 9.3% of net assets as of October 31, 2003.

* Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

§ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

△ Joint repurchase agreement was entered into on October 31, 2003.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on August 1, 1991 in the Institutional shares of the Goldman Sachs Ultra-Short Duration Government Fund. For comparative purposes, the performance of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index (''Six-Month T-Bill Index/One-Year T-Note Index''), as well as the Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index (''Lehman 1-2 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class A and Service shares will vary from Institutional shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Ultra-Short Duration Government Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested August 1, 1991 to October 31, 2003.[a]



Average Annual Total Return through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced May 15, 1995)				
Excluding sales charges	4.88%	n/a	4.36%	1.40%
Including sales charges	4.69%	n/a	4.04%	−0.15%
Institutional Class (commenced July 17, 1991)	5.11%	5.01%	4.77%	1.69%
Service Class (commenced March 27, 1997)	4.36%	n/a	4.28%	1.29%

(a) For comparative purposes, initial investment is assumed to be made on the first day of the month following commencement of operations.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 79.7%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 3.2%			
$ 624,763	3.35%	07/01/2018	$ 642,373
170,384	3.61	09/01/2018	174,342
1,357,902	5.69	11/01/2018	1,382,464
274,925	3.51	12/01/2018	280,986
1,763,946	3.54	05/01/2019	1,802,346
5,023,246	4.27	11/01/2019	5,091,663
3,899,931	6.88	11/01/2019	4,080,888
2,515,929	3.39	01/01/2020	2,585,359
853,275	3.55	05/01/2020	879,198
4,486,782	3.37	06/01/2020	4,616,141
99,072	3.48	02/01/2021	101,351
6,026,577	3.85	02/01/2022	6,232,746
1,383,163	3.31	06/01/2022	1,416,165
739,785	3.55	08/01/2022	758,220
1,293,270	3.33	09/01/2022	1,330,498
953,372	3.37	09/01/2022	969,980
1,687,682	3.73	06/01/2024	1,738,335
6,732,339	3.59	12/01/2026	6,994,319
13,871,677	3.75	04/01/2027	14,282,801
514,124	3.39	02/01/2028	525,752
17,532,575	3.65	04/01/2028	18,000,664
3,582,047	6.59	08/01/2028	3,710,786
1,862,847	3.67	05/01/2029	1,933,901
1,705,704	7.16	06/01/2029	1,743,124
1,082,707	3.58	07/01/2030	1,111,146
1,660,503	7.58	11/01/2030	1,757,692
2,070,665	3.57	12/01/2030	2,154,540
498,645	3.39	02/01/2031	502,110
2,654,235	6.22	05/01/2035	2,735,192
			$ 89,535,082
Adjustable Rate Federal National Mortgage Association (FNMA)# – 16.6%			
$ 227,753	3.23%	11/01/2014	$ 233,711
654,441	3.52	03/01/2017	665,995
2,475,223	6.72	04/01/2017	2,570,193
129,784	3.08	11/01/2017	132,572
1,151,388	2.54	03/01/2018	1,153,801
226,613	3.07	03/01/2018	230,358
1,030,293	3.57	03/01/2018	1,040,466
3,728,849	3.60	07/01/2018	3,765,729
763,534	4.03	08/01/2018	789,067
505,080	3.18	10/01/2018	516,106
1,121,634	3.68	10/01/2018	1,138,008
1,249,990	3.16	11/01/2018	1,278,439
28,576	3.17	11/01/2018	29,077
655,569	3.47	01/01/2019	661,400
2,009,684	4.04	04/01/2019	2,030,992
1,341,260	3.27	05/01/2019	1,354,144
3,552,585	3.42	05/01/2019	3,605,721
1,211,771	3.67	06/01/2019	1,223,982
680,268	3.82	06/01/2019	690,534
812,162	6.16	07/01/2019	840,850
261,345	3.23	08/01/2019	266,860
1,005,250	3.68	08/01/2019	1,020,229
1,358,986	4.27	08/01/2019	1,373,643

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
$ 77,946	3.37%	09/01/2019	$ 80,118
204,036	4.22	09/01/2019	206,225
385,733	3.30	10/01/2019	395,895
322,094	3.72	11/01/2019	325,340
5,759,957	3.85	11/01/2019	5,995,251
145,573	3.70	04/01/2020	147,778
2,958,176	5.74	05/01/2020	3,076,060
1,568,180	3.51	06/01/2020	1,591,246
492,365	3.76	06/01/2020	499,572
1,688,054	2.97	07/01/2020	1,718,612
887,115	3.70	11/01/2020	900,333
531,867	3.81	11/01/2020	547,888
1,829,103	2.53	12/25/2020	1,801,490
2,236,792	3.58	01/01/2021	2,291,038
831,154	3.59	02/01/2021	849,107
1,024,745	3.93	03/01/2021	1,040,457
207,326	4.00	12/01/2021	210,557
2,967,907	3.97	01/01/2022	3,009,577
30,886	5.98	01/01/2022	32,084
198,229	6.34	02/01/2022	206,094
408,681	5.07	05/20/2022	413,023
13,101,592	2.89	12/01/2022	13,338,826
777,951	3.43	02/01/2023	800,913
35,922	6.23	12/01/2023	36,819
2,560,918	3.64	01/01/2024	2,638,156
2,026,606	3.15	03/01/2024	2,084,012
13,675,345	3.74	04/01/2024	13,826,757
2,337,498	5.08	06/20/2024	2,362,337
88,803	3.42	07/01/2024	89,858
904,355	5.15	01/01/2025	927,880
2,598,092	3.66	05/01/2025	2,682,605
459,253	6.70	10/01/2025	463,627
46,944	7.20	01/01/2028	48,548
537,453	4.80	07/01/2028	556,531
1,702,975	3.96	01/01/2029	1,721,966
2,515,766	5.16	07/01/2029	2,586,813
3,929,980	3.48	01/01/2030	4,019,125
3,270,335	4.14	05/01/2030	3,315,749
2,089,270	2.78	06/01/2030	2,112,159
2,070,480	2.78	11/01/2030	2,101,588
12,060,937	3.56	01/01/2031	12,369,920
2,705,876	5.97	05/01/2031	2,814,864
3,205,219	5.73	06/01/2031	3,293,683
7,666,912	5.68	07/01/2031	7,803,525
4,950,878	5.72	08/01/2031	5,093,513
1,190,744	6.23	08/01/2031	1,230,911
4,647,421	6.30	08/01/2031	4,807,176
6,240,028	5.70	11/01/2031	6,422,360
2,121,258	5.59	12/01/2031	2,178,140
4,836,084	6.19	01/01/2032	4,994,151
4,451,101	6.47	01/01/2032	4,604,107
4,037,770	6.45	02/01/2032	4,180,950
3,761,923	5.84	03/01/2032	3,867,257
7,472,003	6.17	03/01/2032	7,730,092
1,655,362	5.20	05/01/2032	1,675,184

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
FNMA Series 1997-20, Class F			
$ 5,230,498	1.91%	03/25/2027	$ 5,215,010
2,362,175	5.96	07/01/2032	2,441,138
2,588,940	4.84	09/01/2032	2,662,914
3,621,734	6.41	09/01/2032	3,694,711
2,376,507	4.91	10/01/2032	2,445,371
3,831,102	5.04	10/01/2032	3,905,057
4,140,102	5.11	11/01/2032	4,245,389
3,151,366	4.96	12/01/2032	3,199,161
4,742,964	5.00	12/01/2032	4,821,749
5,123,594	5.05	12/01/2032	5,218,681
2,931,499	5.17	12/01/2032	3,009,118
2,821,630	5.26	12/01/2032	2,942,341
3,295,131	5.02	01/01/2033	3,352,274
2,575,254	5.12	01/01/2033	2,626,420
17,505,676	4.45	02/01/2033	17,825,582
7,951,495	4.84	02/01/2033	8,046,666
6,880,764	4.91	02/01/2033	7,062,058
12,534,037	5.03	02/01/2033	12,787,225
2,791,454	5.05	02/01/2033	2,841,146
7,743,211	4.50	03/01/2033	7,939,487
24,060,976	4.77	03/01/2033	24,733,968
20,628,916	4.80	03/01/2033	21,098,178
22,377,476	4.47	05/01/2033	22,733,940
17,916,100	4.56	05/01/2033	18,338,817
3,061,499	4.75	05/01/2033	3,142,928
48,535,761	4.13	04/01/2034	49,459,331
1,413,866	2.78	05/01/2040	1,435,108
14,998,104	2.78	06/01/2040	15,223,439
6,415,641	6.25	07/01/2040	6,621,131
20,256,136	2.78	10/01/2040	16,171,226
			$ 465,969,288
Adjustable Rate Government National Mortgage Association (GNMA)# – 2.4%			
$ 873,277	4.38%	03/01/2016	$ 887,353
930,367	5.75	08/20/2018	949,209
1,056,541	4.38	02/20/2021	1,074,831
489,171	4.38	06/20/2022	498,220
367,051	5.75	08/20/2022	374,926
500,559	4.38	06/20/2023	509,863
2,249,276	5.75	09/20/2023	2,297,545
3,388,851	4.38	05/20/2024	3,452,094
4,350,420	5.75	07/20/2024	4,435,374
2,668,526	5.75	07/20/2025	2,725,841
7,474,015	5.63	11/20/2025	7,714,294
3,313,935	4.38	02/20/2027	3,365,999
3,811,336	4.38	03/20/2027	3,871,211
6,405,806	5.75	08/20/2027	6,547,688
7,891,842	4.25	01/01/2028	7,996,452
1,912,808	4.38	01/20/2028	1,942,503
4,804,652	4.25	02/20/2028	4,868,047
7,540,827	4.38	02/20/2028	7,658,162

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Government National Mortgage Association (GNMA)# – (continued)			
$ 4,104,578	4.25%	03/20/2028	$ 4,158,471
2,907,682	4.38	05/20/2028	2,962,246
			$ 68,290,329
Adjustable Rate Non-Agency# – 7.1%			
Bank of America Mortgage Securities Series 2002-J, Class A2			
$ 5,851,142	4.88%	05/25/2032	$ 5,929,194
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
19,655,812	5.10	03/25/2033	19,985,141
Merrill Lynch Mortgage Investors, Inc. Series 2002-A2, Class 2A			
2,068,499	5.97	05/25/2032	2,076,481
Sequoia Mortgage Trust Series 8, Class 1A2			
2,937,843	3.46	08/20/2032	2,985,891
Sequoia Mortgage Trust Series 8, Class 3A			
23,762,408	2.98	08/20/2032	24,073,221
Sequoia Mortgage Trust Sereis 9, Class 2A			
74,332,050	2.74	09/20/2032	73,871,191
Washington Mutual Series 2002-AR6, Class A			
24,012,789	2.78	06/25/2042	24,198,848
Washington Mutual Series 2002-AR7, Class A6			
12,475,410	5.53	07/25/2032	12,597,034
Washington Mutual Series 2002-AR9, Class 1A			
30,791,095	2.78	08/25/2042	30,955,212
Wells Fargo Mortgage Backed Securities Trust Series 2002-C, Class A1			
1,619,837	5.02	07/25/2032	1,633,704
			$ 198,305,917
Commercial Mortgage-Backed Securities (CMBS) – 0.7%			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001-TOP2, Class X2†			
$142,041,083	1.14%	02/15/2035	$ 7,031,744
GMAC Commercial Mortgage Securities, Inc. Series 1997-C1, Class A2			
2,281,380	6.85	07/15/2029	2,317,060
Salomon Brothers Mortgage Securities VII Series 2002-Key2, Class X2†			
88,598,000	2.24	03/18/2036	9,826,874
			$ 19,175,678
Federal Home Loan Mortgage Corp. (FHLMC) – 4.0%			
$ 8,492,074	7.00%	02/01/2009	$ 9,006,113
6,326,339	6.00	03/01/2009	6,626,453
4,423,937	7.00	03/01/2009	4,689,392
11,155,992	7.00	04/01/2009	11,837,181
5,145,001	7.00	05/01/2009	5,453,723
3,783,994	7.00	06/01/2009	4,011,050
3,925,690	7.50	06/01/2009	4,177,192
733,812	6.50	03/01/2013	769,774
1,039,234	6.50	04/01/2013	1,090,164
564,948	6.50	05/01/2013	592,635
1,074,813	6.50	06/01/2013	1,127,486
11,591,906	8.00	12/01/2015	12,388,850

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 1,792,090	6.00%	05/01/2017	$ 1,861,915
2,994,698	7.00	04/01/2021	3,147,502
1,287,803	7.00	08/01/2021	1,353,513
10,317,514	7.00	03/01/2022	10,847,155
3,778,100	7.00	05/01/2022	3,972,046
16,670,012	7.00	06/01/2022	17,525,753
259,263	7.00	12/01/2025	272,761
1,628,686	7.00	12/01/2030	1,707,715
1,309,449	7.00	01/01/2031	1,374,120
8,698,999	6.50	03/01/2033	9,053,794
			$ 112,886,287
Federal National Mortgage Association (FNMA) – 21.9%			
$ 8,910	6.00%	04/01/2008	$ 9,343
652,168	6.00	08/01/2008	683,913
501,026	6.00	09/01/2008	525,414
161,586	6.00	10/01/2008	169,452
2,529	6.00	11/01/2008	2,652
217,674	6.00	12/01/2008	228,269
457,396	6.00	01/01/2009	479,660
3,909	6.00	02/01/2009	4,097
853,789	6.00	05/01/2009	894,982
14,404	6.00	12/01/2009	15,105
3,078,464	6.00	01/01/2011	3,228,313
6,418,207	6.00	09/01/2011	6,682,059
7,755,168	6.00	01/01/2012	8,076,890
2,182,722	6.50	01/01/2012	2,301,883
19,215,789	6.00	03/01/2012	20,015,997
11,750,245	6.00	04/01/2012	12,269,790
4,205,393	6.50	04/01/2012	4,407,668
34,686,148	6.00	05/01/2012	36,430,605
1,817,049	6.50	05/01/2012	1,904,669
42,514,683	6.00	06/01/2012	44,717,980
2,211,601	6.50	06/01/2012	2,318,503
20,591,806	6.00	07/01/2012	21,615,012
82,480,643	5.50	01/01/2013	85,026,673
1,054,407	6.00	04/01/2013	1,105,279
24,176,960	6.00	12/01/2013	25,193,152
3,329,891	6.00	06/01/2014	3,468,446
7,191,645	6.00	06/01/2015	7,490,887
7,264,955	6.00	09/01/2015	7,567,247
5,110,925	8.00	01/01/2016	5,475,949
17,531,266	6.50	09/01/2016	18,463,811
1,840,839	6.00	11/01/2016	1,917,091
5,465,218	6.50	03/01/2017	5,745,503
1,681,910	7.00	03/01/2017	1,787,257
14,464,605	6.00	04/01/2017	15,068,284
1,027,067	7.00	05/01/2017	1,091,398
20,534,747	5.50	03/01/2018	21,169,907
2,033,460	5.50	04/01/2018	2,096,357
6,858,593	6.00	04/01/2018	7,145,035
1,391,093	7.00	07/01/2021	1,462,216
1,787,960	7.00	11/01/2021	1,879,374
1,122,924	7.00	12/01/2021	1,180,337
1,538,628	7.00	01/01/2022	1,617,294
327,490	7.00	02/01/2022	344,234

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 1,350,443	7.00%	01/01/2028	$ 1,420,589
27,669,028	7.00	03/01/2032	29,077,105
38,103,010	7.00	04/01/2032	40,042,073
13,009,523	7.00	07/01/2032	13,671,578
3,597,403	6.50	12/01/2032	3,731,817
84,471,316	6.50	03/01/2033	87,790,606
1,778,515	4.88	04/01/2033	1,832,221
32,013,559	6.50	04/01/2033	33,273,530
15,935,950	7.00	04/01/2033	16,777,542
3,166,679	6.50	05/01/2033	3,291,311
			$ 614,186,359
Government National Mortgage Association (GNMA) – 0.0%			
$ 130,688	7.00%	12/15/2025	$ 139,074
712,507	7.00	04/15/2026	758,122
			$ 897,196
Collateralized Mortgage Obligations (CMOs) – 23.8%			
Inverse Floater# – 0.3%			
FHLMC Series 1606, Class SC			
$ 5,871,087	17.81%	11/15/2008	$ 6,712,234
GNMA REMIC Trust Series 2001-62, Class SB			
168,670	22.36	11/16/2027	197,560
			$ 6,909,794
Inverse Floating Rate – Interest Only# – 0.0%			
FNMA Series 1996-20, Class SB			
$ 5,177,886	14.42%	10/25/2008	$ 879,171
IOette@# – 0.0%			
FNMA REMIC Trust Series 1990-145, Class B			
$ 4,495	4.19%	12/25/2020	$ 84,065
Planned Amortization Class (PAC) CMOs – 11.1%			
FHLMC Series 1246, Class J			
$ 1,008,127	7.50%	05/15/2007	$ 1,053,357
FHLMC Series 1364, Class K			
1,580,832	5.00	09/15/2007	1,621,529
FHLMC Series 1377, Class H			
4,502,083	6.00	09/15/2007	4,622,594
FHLMC Series 1415, Class N			
5,287,293	6.75	11/15/2007	5,485,263
FHLMC Series 1423, Class FF			
13,211,822	7.00	12/15/2007	13,869,637
FHLMC Series 1445, Class K			
789,581	7.00	10/15/2007	804,488
FHLMC Series 1680, Class PJ			
2,804,000	6.50	02/15/2023	2,958,910
FHLMC Series 1692, Class PJ			
3,171,258	6.50	04/15/2023	3,249,494
FHLMC Series 1703, Class GA			
4,003,514	6.50	10/15/2008	4,130,265
FHLMC Series 1720, Class PJ			
7,264,919	7.25	01/15/2024	7,739,440
FHLMC Series 2078, Class PL			
3,316,524	6.25	06/15/2012	3,363,769
FHLMC Series 2113, Class TE			
7,000,000	6.00	01/15/2014	7,430,091

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 2128, Class PG			
$ 247,640	5.75%	05/15/2011	$ 247,509
FHLMC Series 2298, Class PD			
4,595,846	6.50	03/15/2030	4,697,496
FHLMC Series 2341, Class PE			
14,357,028	6.50	03/15/2030	14,549,807
FHLMC Series 2359, Class PC			
25,558,109	6.00	07/15/2015	26,198,186
FHLMC Series 2416, Class PF			
6,207,522	6.00	08/15/2018	6,305,958
FHLMC Series 2423, Class MB			
12,000,000	7.00	07/15/2030	12,338,708
FHLMC Series 2479, Class TC			
12,500,000	5.50	12/15/2014	12,964,658
FHLMC Series 2489, Class PB			
11,279,924	6.00	01/15/2026	11,338,488
FNMA REMIC Trust Series 1992-193, Class HD			
5,113,485	7.00	11/25/2007	5,390,056
FNMA REMIC Trust Series 1993-135, Class PG			
5,305,345	6.25	07/25/2008	5,571,370
FNMA REMIC Trust Series 1993-212, Class PC			
12,149,699	4.50	09/25/2008	12,399,479
FNMA REMIC Trust Series 1993-225, Class WC			
2,257,500	6.50	12/25/2013	2,403,951
FNMA Series 1994-28, Class H			
12,220,885	6.25	03/25/2023	12,470,626
FNMA Series 2001-68, Class QD			
16,820,000	5.50	07/25/2014	17,135,000
GNMA REMIC Trust Series 2001-59, Class QJ			
19,191,295	6.00	09/20/2028	19,604,649
GNMA REMIC Trust Series 2001-60, Class PK			
35,468,779	6.00	09/20/2028	36,190,320
GNMA REMIC Trust Series 2002-45, Class QC			
8,000,000	6.50	07/20/2029	8,177,661
GNMA Series 2002-1, Class PB			
25,806,923	6.00	02/20/2029	26,380,929
GNMA Series 2002-3, Class LE			
19,543,364	6.50	08/20/2030	19,988,260
			$ 310,681,948
Regular Floater CMOs# – 6.3%			
FHLMC Series 1509, Class F			
$ 8,722,311	2.13%	04/15/2008	$ 8,887,577
FHLMC Series 1606, Class FC			
21,554,082	2.85	11/15/2008	22,079,933
FHLMC Series 1612, Class FD			
2,220,561	2.85	11/15/2008	2,274,803
FHLMC Series 1661, Class FD			
25,226,917	2.63	01/15/2009	25,256,046
FHLMC Series 1665, Class FA			
2,032,000	3.73	06/15/2023	2,045,919
FHLMC Series 1826, Class F			
702,294	1.53	09/15/2021	698,768
FHLMC Series 1970, Class F			
605,419	1.48	08/15/2004	601,681

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Regular Floater CMOs# – (continued)			
FNMA REMIC Trust Series 1993-190, Class F			
$ 13,106,966	2.97%	10/25/2008	$ 13,178,580
FNMA REMIC Trust Series 1993-196, Class FD			
1,125,651	2.85	10/25/2008	1,131,739
FNMA REMIC Trust Series 1993-214, Class FA			
2,455,891	1.93	12/25/2008	2,485,879
FNMA REMIC Trust Series 1993-233, Class FA			
2,326,021	2.92	12/25/2008	2,401,071
FNMA REMIC Trust Series 1994-15, Class FC			
1,299,531	3.46	06/25/2023	1,303,818
FNMA REMIC Trust Series G97-1, Class F			
232,331	1.53	02/18/2004	231,928
FNMA Series 1993-231, Class FE			
5,102,081	2.03	12/25/2008	5,160,815
FNMA Series 1998-66, Class FC			
1,407,394	1.62	11/17/2028	1,414,446
FNMA Series 2002-T7, Class A1			
33,762,064	1.23	07/25/2032	33,754,943
FNMA Series 2002-W2, Class AV1			
36,904,667	1.23	06/25/2032	36,910,056
FNMA Series 2003-T3, Class 1A			
16,933,057	1.24	06/25/2033	16,933,052
			$ 176,751,054
Sequential Fixed Rate CMOs – 5.6%			
Asset Securitization Corp. Series 1997-D4, Class A1B			
$ 16,651,900	7.40%	04/14/2029	$ 16,805,623
CS First Boston Mortgage Securities Corp. Series 2003-1, Class 3A1			
15,350,817	6.00	01/25/2033	15,405,986
FHLMC Series 1216, Class GC			
4,616,398	7.00	03/15/2007	4,804,589
FHLMC Series 1852, Class PA			
2,510,115	8.07	11/15/2021	2,512,104
FHLMC Series 2006, Class K			
2,765,370	6.50	05/15/2012	2,819,967
FHLMC Series 2054, Class VB			
2,411,456	6.50	12/15/2015	2,425,660
FHLMC Series 2059, Class A			
1,067,104	6.00	09/15/2026	1,066,486
FHLMC Series 2125, Class JB			
3,387,254	6.00	10/15/2026	3,410,874
FHLMC Series 2145, Class KA			
6,095,262	6.35	09/15/2026	6,141,739
FHLMC Series 2196, Class VB			
707,365	7.00	03/15/2015	707,000
FHLMC Series 2282, Class VB			
11,155,000	6.00	06/15/2014	11,430,216
FHLMC Series 2427, Class EB			
23,470,411	6.00	06/15/2016	24,134,494
FHLMC Series 2448, Class AV			
10,934,580	6.50	09/15/2013	11,457,416
FHLMC Series 26, Class C			
2,100,687	6.50	07/25/2018	2,104,862
First Horizon Asset Securities, Inc. Series 2003-1, Class 1A6			
4,127,567	6.00	03/25/2033	4,173,386

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Sequential Fixed Rate CMOs – (continued)			
First Nationwide Trust Series 1999-4, Class 3PA1			
$ 14,868,714	6.50%	10/19/2029	$ 15,225,241
First Nationwide Trust Series 2001-4, Class 1A1			
12,969,676	6.75	09/21/2031	13,106,422
FNMA REMIC Trust Series 1993-14, Class A			
353,792	6.00	02/25/2008	365,074
FNMA REMIC Trust Series 1993-35, Class H			
1,661,734	6.75	02/25/2008	1,721,860
GNMA Series 2001-35, Class A			
327,453	6.50	03/20/2029	329,323
Master Asset Securitization Trust Series 2002-80, Class 2A1			
4,486,593	6.00	12/25/2032	4,482,231
Residential Funding Mortgage Sec I Series 1993-S12, Class A12			
4,443,800	7.50	03/25/2023	4,438,636
Residential Funding Mortgage Sec I Series 2002-S9, Class A5			
293,818	6.00	07/25/2017	297,578
Washington Mutual MSC Mortgage Pass-Thru Series 2003-MS3, Class 1A1			
7,420,269	5.75	03/25/2033	7,490,644
			$ 156,857,411
Support – 0.5%			
FHLMC Series 1639, Class M			
$ 6,876,346	6.00%	12/15/2008	$ 7,118,875
FNMA REMIC Trust Series 1996-14, Class J			
1,454,522	6.15	03/25/2009	1,520,116
Housing Securities, Inc. Series 1994-1, Class A13			
5,595,811	6.50	03/25/2009	5,671,362
			$ 14,310,353
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$ 666,473,796
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $2,248,584,201)			$2,235,719,932
Agency Debentures – 8.2%			
Federal Home Loan Bank			
$ 30,000,000	4.30%	12/04/2006	$ 31,339,050
8,000,000	5.20	05/23/2007	8,458,272
24,000,000	3.98	11/07/2008	24,006,744
38,925,000	8.05^	06/01/2010	42,342,615
5,000,000	6.20	01/26/2011	5,048,845
Federal Home Loan Mortgage Corp			
70,000,000	4.75	05/26/2006	71,310,375
15,000,000	4.00	08/02/2006	15,293,310
22,100,000	5.00	07/30/2009	22,659,569
Federal National Mortgage Association			
9,350,000	5.00	03/21/2007	9,734,804
TOTAL AGENCY DEBENTURES (Cost $229,644,641)			$ 230,193,584

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 5.2%			
Auto – 4.6%			
AmeriCredit Automobile Receivable Trust Series 2002-A, Class A4			
$ 7,035,000	4.61%	01/12/2009	$ 7,305,455
Capital One Auto Investment LLC Series 2000-B, Class A4†			
12,000,000	6.78	10/15/2007	12,427,500
Daimler Chrysler Auto Trust Series 2000-B, Class A4			
20,593,445	7.63	06/08/2005	20,929,596
Duck Auto Grantor Trust Series 2002-B, Class A†§			
33,626,449	0.00/2.99	07/15/2007	33,847,123
Household Automotive Trust Series 1999-1, Class A4			
3,904,337	6.65	04/17/2006	3,913,215
Long Beach Auto Receivable Trust Series 2001-B, Class A4†			
32,500,000	4.60	10/13/2008	33,779,688
Onyx Acceptance Grantor Trust Series 2000-B, Class A4			
4,896,174	7.38	08/15/2005	4,941,544
Union Acceptance Corp. Series 2000-B, Class A4§			
11,310,628	0.00/7.54	10/10/2006	11,637,236
			$ 128,781,357
Home Equity – 0.6%			
Indy Mac Home Equity Loan Asset-Backed Trust Series 2002-B, Class AV#			
$ 17,866,620	1.57%	10/25/2033	$ 17,905,712
TOTAL ASSET-BACKED SECURITIES (Cost $147,566,047)			$ 146,687,069
U.S. Treasury Obligations – 1.1%			
United States Treasury Principal-Only Stripped Securities●			
$ 25,000,000	0.00%	05/15/2011	$ 23,486,725
8,090,000	0.00	02/15/2010	7,915,135
TOTAL U.S. TREASURY OBLIGATIONS (Cost $31,682,607)			$ 31,401,860
Repurchase Agreement – 6.0%			
Joint Repurchase Agreement Account II△			
$166,500,000	1.06%	11/03/2003	$ 166,500,000
Maturity Value: $166,514,708			
TOTAL REPURCHASE AGREEMENT (Cost $166,500,000)			$ 166,500,000
TOTAL INVESTMENTS (Cost $2,823,977,496)			$2,810,502,445

\#   Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

§   These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

†   Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $96,912,929; which represents 3.5% of net assets as of October 31, 2003.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△   Joint repurchase agreement was entered into on October 31, 2003.

●   Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC —Real Estate Mortgage Investment Conduit

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on September 1, 1988 in the Institutional shares of the Goldman Sachs Short Duration Government Fund. For comparative purposes, the performance of the Fund's benchmark, the Two-Year U.S. Treasury Note Index (''Two-Year T-Note Index''), as well as the Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index (''Lehman Short (1-3) Gov't Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class A, Class B, Class C and Service shares will vary from Institutional shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Short Duration Government Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested September 1, 1988 to October 31, 2003.[a]



Average Annual Total Return through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced May 1, 1997)				
Excluding sales charges	5.72%	n/a	5.33%	2.11%
Including sales charges	5.40%	n/a	4.91%	0.04%
Class B (commenced May 1, 1997)				
Excluding contingent deferred sales charges	5.09%	n/a	4.70%	1.41%
Including contingent deferred sales charges	5.09%	n/a	4.70%	−0.62%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	4.74%	n/a	4.51%	1.26%
Including contingent deferred sales charges	4.74%	n/a	4.51%	0.25%
Institutional Class (commenced August 15, 1988)	6.70%	5.89%	5.72%	2.43%
Service Class (commenced April 10, 1996)	5.70%	n/a	5.20%	1.92%

(a) For comparative purposes, initial investment is assumed to be made on the first day of the month following commencement of operations.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 59.4%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 0.5%			
$ 335,910	3.00%	08/01/2017	$ 342,551
446,400	5.34^	05/01/2018	447,172
1,324,223	3.90	06/01/2018	1,368,836
369,878	3.51	12/01/2018	378,031
1,359,956	3.85	02/01/2022	1,406,481
412,173	5.99	10/01/2025	422,384
			$ 4,365,455
Adjustable Rate Federal National Mortgage Association (FNMA)# – 6.8%			
$ 546,608	3.34%	11/01/2014	$ 560,907
1,019,040	3.22	11/01/2017	1,043,270
1,348,222	5.99	02/01/2018	1,375,935
609,848	2.05	02/25/2018	533,517
761,608	3.11	06/01/2018	774,436
972,435	3.65	03/01/2019	993,338
1,467,108	5.74	05/01/2020	1,525,572
1,173,920	4.23	12/01/2020	1,206,793
1,342,075	3.66	01/01/2021	1,374,623
708,510	6.11	01/01/2023	725,794
537,453	5.14	07/01/2028	556,531
1,814,299	5.67	07/01/2032	1,853,332
1,326,053	5.75	07/01/2032	1,366,161
3,595,773	5.37	01/01/2033	3,666,955
7,724,307	5.28	02/01/2033	7,960,055
9,500,910	4.47	05/01/2033	9,652,255
6,751,830	4.17	04/01/2034	6,880,309
2,765,407	4.74	08/01/2035	2,820,195
5,908,766	4.75	08/01/2035	6,025,829
11,500,121	4.70	07/01/2036	11,728,537
			$ 62,624,344
Federal Home Loan Mortgage Corp. (FHLMC) – 9.4%			
$14,401,809	7.20%	10/01/2006	$ 15,984,185
111,566	7.00	01/01/2009	118,260
196,206	7.00	02/01/2009	207,979
78,366	7.00	03/01/2009	83,069
246,949	7.00	04/01/2009	261,767
134,954	7.00	05/01/2009	143,052
15,603	6.50	05/01/2010	16,466
94,749	6.50	06/01/2010	99,700
2,322,610	6.50	07/01/2010	2,445,056
345,901	7.00	07/01/2010	366,712
381,307	6.50	08/01/2010	402,070
503,978	7.00	01/01/2011	534,751
7,873,441	6.00	10/01/2012	8,196,051
164,824	7.00	12/01/2012	174,741
161,749	6.00	01/01/2013	168,385
573,759	6.50	01/01/2013	601,878
83,164	6.00	02/01/2013	86,572
8,534,113	5.00	04/01/2013	8,677,611
213,257	6.00	04/01/2013	222,005
383,431	6.50	04/01/2013	402,221
657,060	6.50	05/01/2013	689,261
265,601	6.50	06/01/2013	278,617
280,049	6.50	10/01/2013	293,773
4,144,800	6.00	11/01/2013	4,314,828

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 73,966	6.00%	12/01/2013	$ 77,001
5,949,930	6.00	03/01/2014	6,190,429
2,166,626	6.00	06/01/2014	2,254,202
200,707	6.00	10/01/2014	208,820
18,300,235	6.00	12/01/2014	19,039,939
625,229	8.50	10/01/2015	684,772
4,011,040	8.00	12/01/2015	4,286,799
162,350	7.00	03/01/2016	171,959
8,348,933	7.00	04/01/2022	8,777,518
144,012	7.50	01/01/2031	153,161
			$ 86,613,610
Federal National Mortgage Association (FNMA) – 19.0%			
$ 12,650	7.00%	11/01/2007	$ 13,460
256,321	7.00	12/01/2007	272,750
6,446	7.00	05/01/2008	6,859
45,473	7.00	08/01/2008	48,388
1,750,002	7.00	09/01/2008	1,862,171
1,399,330	6.00	12/01/2008	1,467,444
345,199	6.00	01/01/2009	361,928
36,929	6.00	05/01/2009	38,710
655,336	6.00	06/01/2009	687,236
638,156	6.00	09/01/2009	668,945
43,984	7.00	12/01/2009	46,803
247,661	8.50	05/01/2010	269,058
2,957	7.00	06/01/2010	3,146
5,683	6.00	08/01/2010	5,938
14,691	7.00	08/01/2010	15,622
8,418	6.00	11/01/2010	8,796
23,187	6.00	01/01/2011	24,227
13,808	7.00	01/01/2011	14,694
48,235	6.00	02/01/2011	50,399
1,162,720	6.00	03/01/2011	1,214,878
414,242	6.00	04/01/2011	432,825
555,385	6.00	05/01/2011	580,299
50,221	6.00	06/01/2011	52,474
84,489	6.00	07/01/2011	88,279
191,648	7.00	07/01/2011	203,689
162,130	6.00	09/01/2011	169,403
3,506,737	6.00	10/01/2011	3,702,228
5,888	7.00	11/01/2011	6,258
9,611	6.00	12/01/2011	10,042
12,534	6.00	01/01/2012	13,061
95,512	6.00	03/01/2012	99,527
35,170,227	5.50	01/01/2013	36,255,153
110,055	6.00	04/01/2013	114,686
154,209	6.00	11/01/2013	160,699
7,651,521	6.00	12/01/2013	7,973,550
175,028	6.00	01/01/2014	181,629
108,462	5.50	02/01/2014	110,954
546,047	6.00	03/01/2014	566,642
73,879	5.50	04/01/2014	75,577
4,355,730	6.00	07/01/2014	4,536,970
1,407,737	6.50	12/01/2014	1,480,171
22,019,143	6.00	06/01/2015	22,935,351
12,108,258	6.00	09/01/2015	12,612,078
106,668	8.50	09/01/2015	117,739

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 609,383	8.50%	10/01/2015	$ 672,629
149,300	8.50	12/01/2015	164,787
1,585,163	6.50	09/01/2016	1,669,483
15,051,116	5.50	06/01/2018	15,516,663
401,822	7.00	11/01/2019	421,998
7,660,884	6.50	08/01/2022	7,971,933
4,679,929	6.50	11/01/2022	4,867,393
583,381	8.00	02/01/2031	631,214
9,072,145	7.00	04/01/2032	9,533,827
785,239	6.50	07/01/2032	819,518
14,757,782	6.50	03/01/2033	15,338,610
16,915,223	6.50	04/01/2033	17,580,962
			$174,749,753
Government National Mortgage Association (GNMA) – 0.2%			
$ 306,435	6.50%	06/15/2008	$ 324,525
150,069	6.50	07/15/2008	158,929
535,522	6.50	08/15/2008	567,136
244,650	6.50	09/15/2008	259,093
53,765	6.50	10/15/2008	56,939
15,252	6.50	11/15/2008	16,152
34,520	9.00	12/15/2008	37,948
33,447	6.50	01/15/2009	35,428
77,569	9.00	01/15/2009	85,671
4,088	6.50	03/15/2009	4,329
32,813	6.50	04/15/2009	34,757
220,696	6.50	05/15/2009	233,772
24,861	6.50	07/15/2009	26,334
31,098	6.50	11/15/2009	32,940
11,216	9.00	01/15/2010	12,438
162,248	9.00	07/15/2012	181,002
			$ 2,067,393
Collateralized Mortgage Obligations (CMOs) – 23.5%			
Inverse Floater# – 0.1%			
FHLMC Series 1693, Class S			
$ 3,484	14.85%	09/15/2008	$ 3,540
FNMA REMIC Trust Series 1990-134, Class SC			
219,874	19.91	11/25/2020	266,979
FNMA REMIC Trust Series 1993-231, Class SA			
424,649	19.13	12/25/2008	481,661
GNMA REMIC Trust 2001-59, Class SA			
65,551	22.69	11/16/2024	77,773
GNMA REMIC Trust 2001-62, Class SB			
108,059	22.36	11/16/2027	126,568
			$ 956,521
IOette@# – 0.0%			
FHLMC Series 1161, Class U			
$ 5,226	1172.81%	11/15/2021	$ 23,196
Planned Amortization Class (PAC) CMOs – 17.1%			
FHLMC Series 1377, Class H			
$10,598,420	6.00%	09/15/2007	$ 10,882,115
FHLMC Series 1415, Class N			
1,718,370	6.75	11/15/2007	1,782,711
FHLMC Series 1429, Class G			
2,593,047	7.00	11/15/2007	2,717,582

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 1445, Class K			
$ 473,749	7.00%	10/15/2007	$ 482,693
FHLMC Series 1475, Class K			
2,834,578	7.00	02/15/2008	2,980,679
FHLMC Series 1556, Class H			
2,063,000	6.50	08/15/2013	2,182,410
FHLMC Series 1564, Class H			
7,306,362	6.50	08/15/2008	7,681,018
FHLMC Series 1580, Class D			
1,398,600	6.50	01/15/2007	1,412,712
FHLMC Series 1601, Class PL			
3,945,912	6.00	10/15/2008	4,126,555
FHLMC Series 1606, Class H			
6,374,893	6.00	11/15/2008	6,706,306
FHLMC Series 1697, Class PJ			
4,137,880	6.00	07/15/2008	4,227,205
FHLMC Series 1703, Class GB			
13,396,738	6.50	02/15/2009	14,378,797
FHLMC Series 1916, Class PC			
3,700,000	6.75	12/15/2011	4,081,578
FHLMC Series 2470, Class QD			
3,000,000	6.00	07/15/2028	3,035,941
FNMA REMIC Trust 1992-145, Class ZA			
602,528	8.00	09/25/2019	607,780
FNMA REMIC Trust 1993-126, Class PG			
7,285,291	6.50	07/25/2008	7,713,169
FNMA REMIC Trust 1993-28, Class PJ			
3,536,088	7.00	03/25/2008	3,703,685
FNMA REMIC Trust Series 1992-142, Class K			
4,000,000	7.00	08/25/2007	4,269,475
FNMA REMIC Trust Series 1993-209, Class H			
2,675,454	6.00	03/25/2008	2,727,050
FNMA REMIC Trust Series 1993-76, Class PH			
2,430,392	6.00	08/25/2007	2,461,863
FNMA REMIC Trust Series 1993-114, Class G			
3,774,505	6.50	11/25/2007	3,811,094
FNMA Series 1993-118, Class J			
4,000,000	6.50	06/25/2008	4,194,343
FNMA Series 1993-135, Class PG			
6,063,252	6.25	07/25/2008	6,367,280
FNMA Series 1993-207, Class G			
7,749,546	6.15	04/25/2023	7,981,035
FNMA Series 1993-52, Class J			
2,500,000	6.50	04/25/2008	2,660,006
FNMA Series 1994-23, Class PE			
2,820,682	6.00	08/25/2022	2,879,009
FNMA Series 1994-86, Class PH			
9,413,415	6.00	10/25/2008	9,639,598
FNMA Series 2002-16, Class PK			
3,000,000	6.50	10/25/2030	3,164,230
FNMA Series 2002-22, Class VB			
2,883,808	6.50	08/25/2009	3,057,965
FNMA Series 2002-9, Class PB			
4,994,437	6.00	11/25/2014	5,085,780
FNMA Trust Series 1993-55, Class J			
3,821,273	6.50	11/25/2007	3,887,827

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
GNMA REMIC Trust 2000-10, Class UD			
$ 654,030	7.63%	05/16/2029	$ 676,361
GNMA REMIC Trust Series 2002-45, Class QD			
10,000,000	6.50	06/20/2031	10,461,390
GNMA Series 2001-59, Class QJ			
5,117,679	6.00	09/20/2028	5,227,906
			$157,255,148
Planned Amortization — Interest Only@ – 0.0%			
FHLMC Series 1587, Class HA			
$ 513,182	6.50%	10/15/2008	$ 50,938
Principal Only – 0.1%			
FNMA REMIC Trust Series G92-28, Class A●			
$ 404,802	0.00%	05/25/2007	$ 395,860
Sequential Fixed Rate CMOs – 5.6%			
FHLMC Series 108, Class G			
$ 2,069,236	8.50%	12/15/2020	$ 2,121,255
FHLMC Series 1327, Class HA			
2,458,163	7.50	07/15/2007	2,566,846
FHLMC Series 1980, Class Z			
7,676,105	7.00	07/15/2027	8,206,996
FHLMC Series 2019, Class Z			
5,838,289	6.50	12/15/2027	6,240,113
FHLMC Series 2100, Class GS			
4,000,000	6.50	12/15/2013	4,297,312
FHLMC Series 2145, Class KA			
1,351,160	6.35	09/15/2026	1,361,463
FHLMC Series 2152, Class AB			
774,736	6.25	01/15/2026	785,474
FHLMC Series 2651, Class VB			
13,495,056	5.50	03/15/2014	14,097,228
FNMA REMIC Trust 1989-66, Class J			
2,366,557	7.00	09/25/2019	2,552,186
FNMA REMIC Trust 1993-10, Class PH			
1,423,943	6.50	12/25/2007	1,471,501
FNMA REMIC Trust Series 1990-16, Class E			
1,928,856	9.00	03/25/2020	2,104,305
FNMA REMIC Trust Series 1992-33, Class K			
2,108,679	8.50	03/25/2018	2,422,680
FNMA Series 1988-12, Class A			
772,474	6.72	02/25/2018	844,128
FNMA Series 1992-171, Class ZD			
1,624,743	8.00	06/25/2021	1,644,796
GNMA REMIC Trust Series 1995-3, Class DQ			
323,166	8.05	06/16/2025	343,683
			$ 51,059,966
Target Amortization Class (TAC) – 0.6%			
FNMA REMIC Trust Series 1994-18, Class D			
$ 5,333,333	6.75%	02/25/2024	$ 5,690,786
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$215,432,415
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $549,584,028)			$545,852,970

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 28.8%			
Federal Farm Credit Bank			
$10,000,000	4.90%	03/21/2006	$ 10,597,970
2,000,000	5.40	05/10/2006	2,146,822
12,500,000	6.60	07/07/2006	13,834,725
Federal Home Loan Bank			
13,700,000	3.95	02/14/2005	14,147,653
7,000,000	6.50	11/15/2005	7,585,410
10,000,000	5.38	02/15/2006	10,657,300
12,000,000	5.13	03/06/2006	12,765,960
3,000,000	5.38	05/15/2006	3,212,550
9,000,000	2.50	05/19/2006	9,012,663
15,000,000	3.59	10/22/2007	15,145,035
7,000,000	3.79	11/28/2008	6,924,365
Federal Home Loan Mortgage Corp.			
8,000,000	2.05	01/28/2005	8,010,466
12,000,000	3.50	08/16/2005	12,207,384
18,900,000	2.13	11/15/2005	18,896,522
40,100,000	5.25^	01/15/2006	42,677,629
5,000,000	4.00#	05/25/2006	5,073,625
9,500,000	2.00	06/30/2006	9,312,225
6,000,000	4.00	08/02/2006	6,117,324
8,000,000	3.16	05/07/2007	8,075,968
5,000,000	3.50	04/15/2008	5,017,055
9,000,000	5.00	07/30/2009	9,227,879
Federal National Mortgage Association			
5,000,000	3.75	07/29/2005	5,081,400
4,000,000	5.50	02/15/2006	4,286,440
3,000,000	3.51	08/23/2006	3,035,034
8,000,000	5.42	04/04/2007	8,380,847
8,565,000	3.75	04/09/2008	8,634,300
Small Business Administration			
864,565	7.20	06/01/2017	952,073
1,329,806	6.30	05/01/2018	1,428,112
1,667,238	6.30	06/01/2018	1,790,079
TOTAL AGENCY DEBENTURES (Cost $263,128,936)			$264,234,815
U.S. Treasury Obligations – 6.7%			
United States Treasury Interest-Only Stripped Securities@			
$14,000,000	0.00%	02/15/2014	$ 8,630,860
United States Treasury Principal-Only Stripped Securities●			
30,000,000	0.00	05/15/2011	28,184,070
United States Treasury Notes			
5,000,000	1.63	09/30/2005	4,984,765
20,000,000	1.63	10/31/2005	19,921,875
TOTAL U.S. TREASURY OBLIGATIONS (Cost $61,573,715)			$ 61,721,570

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 5.5%			
Joint Repurchase Agreement Account II△			
$50,900,000	1.06%	11/03/2003	$ 50,900,000
Maturity Value: $50,904,496			
TOTAL REPURCHASE AGREEMENT			
(Cost $50,900,000)			$ 50,900,000
TOTAL INVESTMENTS			
(Cost $925,186,679)			$922,709,355

\#   Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△   Joint repurchase agreement was entered into on October 31, 2003.

●   Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on March 1, 1993 in Class A shares (with the maximum sales charge of 4.5%) of the Goldman Sachs Government Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers Mutual Fund Government/Mortgage Index (''Lehman Gov't/MBS Index''), as well as the Lehman Brothers Mutual Fund General U.S. Government Index (''Lehman U.S. Gov't Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class B, Class C, Institutional and Service shares will vary from Class A shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Government Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested March 1, 1993 to October 31, 2003.[a]



Average Annual Total Return through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced February 10, 1993)				
Excluding sales charges	6.70%	6.38%	5.84%	3.11%
Including sales charges	6.24%	5.89%	4.88%	−1.50%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	6.15%	n/a	5.04%	2.34%
Including contingent deferred sales charges	6.15%	n/a	4.62%	−2.78%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	5.81%	n/a	5.04%	2.34%
Including contingent deferred sales charges	5.81%	n/a	5.04%	1.32%
Institutional Class (commenced August 15, 1997)	7.00%	n/a	6.25%	3.60%
Service Class (commenced August 15, 1997)	6.47%	n/a	5.75%	3.01%

(a) For comparative purposes, initial investment is assumed to be made on the first day of the month following commencement of operations.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 62.7%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 2.7%			
$ 440,006	4.91%	02/01/2033	$ 451,600
759,255	4.50	03/01/2033	778,501
4,822,736	4.13	04/01/2034	4,914,506
5,064,657	4.71	08/01/2035	5,164,996
4,758,671	4.66	07/01/2036	4,853,188
			$ 16,162,791
Adjustable Rate Non-Agency# – 8.2%			
Bank of America Mortgage Securities Series 2003-E, Class 2A2			
$ 2,478,309	4.35%	06/25/2033	$ 2,481,170
Bank of America Mortgage Securities Series 2003-H, Class 2A3			
6,952,199	4.43	09/25/2033	6,983,036
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
3,428,339	5.10	03/25/2033	3,485,780
Structured Asset Securities Corp. Series 2003-24A, Class 1A3			
3,037,458	5.00	07/25/2033	3,077,796
Structured Asset Securities Corp. Series 2003-34A, Class 3A3			
5,897,370	4.70	11/25/2033	5,955,422
Washington Mutual Series 2002-AR18, Class A			
9,411,463	4.19	01/25/2033	9,512,001
Washington Mutual Series 2002-AR6, Class A			
4,861,012	2.78	06/25/2042	4,898,676
Washington Mutual Series 2002-AR9, Class 1A			
4,827,637	2.78	08/25/2042	4,853,368
Washington Mutual Series 2003-AR6, Class A1			
5,055,524	4.39	06/25/2033	5,052,078
Washington Mutual Series 2003-AR8, Class A#			
1,916,126	4.03	08/25/2033	1,901,684
			$ 48,201,011
Commercial Mortgage-Backed Securities (CMBS) – 1.2%			
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
$ 600,000	6.55%	01/17/2035	$ 655,351
First Union National Bank Commercial Mortgage Trust Series 2000-C2, Class A2			
1,800,000	7.20	10/15/2032	2,078,027
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
210,010	7.30	04/18/2029	213,635
First Union-Lehman Brothers-Bank of America Series 1998-C2, Class A2			
1,500,000	6.56	11/18/2035	1,672,682
LB Commercial Conduit Mortgage Trust Series 1998-C4, Class A1B			
2,000,000	6.21	10/15/2035	2,198,261
			$ 6,817,956
Federal Home Loan Mortgage Corp. (FHLMC) – 13.8%			
$ 8,234,888	5.50%	12/01/2008	$ 8,432,609
662,199	7.00	06/01/2009	701,934
544,645	6.50	08/01/2010	574,885
5,303,516	6.00	12/01/2013	5,521,077
4,285,695	6.50	12/01/2013	4,495,726

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 112,610	6.50%	02/01/2014	$ 118,129
55,672	7.00	02/01/2015	58,868
5,999,099	5.50	07/01/2015	6,205,043
779,766	8.00	07/01/2015	828,658
152,403	7.00	01/01/2016	161,152
175,326	7.00	02/01/2016	185,702
2,472,512	5.50	05/01/2018	2,549,911
6,832,568	5.50	06/01/2018	7,046,452
3,553,106	6.50	10/01/2021	3,695,225
4,056,251	6.50	12/01/2021	4,218,496
2,654,086	6.00	11/01/2022	2,738,503
2,829,044	6.00	02/01/2023	2,919,026
506,407	7.50	03/01/2027	539,971
6,132,682	6.50	07/01/2028	6,388,937
47,983	8.00	07/01/2030	51,431
145,509	7.50	12/01/2030	154,754
80,552	7.50	01/01/2031	85,670
5,504,456	7.00	04/01/2032	5,779,890
3,188,361	6.00	05/01/2033	3,274,059
14,000,000	5.00	TBA-30yr∝	14,214,368
			$ 80,940,476
Federal National Mortgage Association (FNMA) – 24.4%			
$ 2,547,749	6.50%	09/01/2008	$ 2,695,267
7,584,143	6.31	12/01/2008	8,334,267
2,987,722	5.50	05/01/2009	3,057,670
6,498,229	6.00	09/01/2013	6,771,720
2,852,982	6.00	06/01/2014	2,971,694
12,326,228	5.50	09/01/2014	12,744,690
264,675	7.00	03/01/2015	280,619
153,030	8.00	01/01/2016	162,556
528,388	6.50	09/01/2016	556,494
1,784,496	6.00	03/01/2017	1,858,860
2,985,517	5.00	09/01/2018	3,036,161
12,698,519	5.00	10/01/2018	12,913,927
1,205,867	6.50	01/01/2022	1,255,956
9,752,669	6.50	04/01/2022	10,156,546
7,200,532	6.50	08/01/2022	7,494,610
3,275,950	6.50	11/01/2022	3,407,175
2,011,398	6.50	12/01/2022	2,094,947
1,332,648	6.00	02/01/2023	1,375,335
7,440,417	6.00	03/01/2023	7,684,751
1,629,555	6.00	05/01/2023	1,683,067
52,830	6.50	08/01/2025	54,836
72,672	6.50	09/01/2025	75,432
72,596	6.50	10/01/2025	75,353
114,854	6.50	11/01/2025	119,216
50,592	6.50	12/01/2025	52,513
2,782	6.50	05/01/2026	2,888
16,744	6.50	06/01/2028	17,417
418,052	6.50	11/01/2028	434,865
127,870	7.50	05/01/2029	135,745
78,369	7.50	07/01/2029	83,195
15,922	7.50	08/01/2029	16,902
35,680	7.50	10/01/2029	37,878
1,189	7.50	01/01/2030	1,262
28,846	7.50	02/01/2030	30,605

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 2,643,094	7.00%	07/01/2031	$ 2,795,016
618,135	6.50	09/01/2031	644,604
607,735	6.50	10/01/2031	633,809
592,779	6.50	11/01/2031	618,261
742,911	6.50	02/01/2032	775,032
785,239	6.50	07/01/2032	819,518
1,951,428	7.00	07/01/2032	2,050,737
9,645,175	6.50	11/01/2032	10,005,558
4,277,681	6.50	04/01/2033	4,446,040
880,845	6.00	05/01/2033	905,106
819,704	6.50	05/01/2033	851,965
889,332	6.00	06/01/2033	913,827
6,231,722	6.50	08/01/2033	6,476,987
19,000,000	6.50	TBA-30yr∝	19,736,250
			$143,347,129
Government National Mortgage Association (GNMA) – 3.7%			
$ 142,729	6.50%	12/15/2026	$ 149,977
5,741,758	6.50	01/20/2032	5,984,969
2,509,938	6.50	04/20/2032	2,617,695
1,278,448	6.50	09/20/2032	1,333,334
10,236,200	6.50	10/20/2032	10,675,664
852,465	6.50	08/20/2033	889,927
			$ 21,651,566
Collateralized Mortgage Obligations (CMOs) – 8.7%			
Interest Only@ – 0.2%			
Bear Stearns Asset Backed Securities Series 2003-AC2, Class AI0			
$ 5,250,000	5.00%	10/25/2005	$ 404,775
Countrywide Home Loan Series 2003-42, Class 2X1#			
2,269,867	0.39	10/25/2033	16,493
CS First Boston Mortgage Securities Corp. Series 2003-AR18, Class 2X#			
1,166,481	0.78	07/25/2033	12,987
CS First Boston Mortgage Securities Corp. Series 2003-AR20, Class 2X#			
1,269,672	0.60	08/25/2033	15,121
FNMA Interest-Only Stripped Security Series 151, Class 2			
76,232	9.50	07/25/2022	16,430
Master Adjustable Rate Mortgage Trust Series 2003-2, Class 3AX#			
294,621	0.68	08/25/2033	4,723
Master Adjustable Rate Mortgage Trust Series 2003-2, Class 4AX#			
178,729	1.17	07/25/2033	4,482
Saxon Asset Securities Trust Series 2003-2, Class AIO			
9,688,312	4.75	01/25/2005	443,783
Structured Asset Securities Corp. Series 2003-AM1, Class AIO			
8,888,906	6.00	04/25/2004	249,600
Washington Mutual Series 2003-AR7, Class X#			
3,585,083	0.99	06/25/2008	38,994
			$ 1,207,388

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Inverse Floater# – 0.5%			
FNMA REMIC Trust Series 1993-231, Class SA			
$ 318,487	19.13%	12/25/2008	$ 361,246
GNMA Series 2001-48, Class SA			
266,441	22.85	10/16/2031	319,672
GNMA Series 2001-51, Class SA			
212,676	27.65	10/16/2031	269,439
GNMA Series 2001-51, Class SB			
266,888	22.85	10/16/2031	326,066
GNMA Series 2001-59, Class SA			
233,156	22.69	11/16/2024	276,629
GNMA Series 2001-62, Class SB			
236,207	22.36	11/16/2027	276,665
GNMA Series 2002-13, Class SB			
977,385	32.34	02/16/2032	1,292,575
			$ 3,122,292
Inverse Floating Rate – Interest Only# – 0.0%			
Salomon Brothers Mortgage Securities VII Series 1996-6E, Class A2			
$ 1,641,184	7.98%	11/28/2003	$ 69,520
Planned Amortization Class (PAC) CMOs – 4.9%			
FHLMC Series 2407, Class DG			
$ 6,000,000	6.00%	09/15/2027	$ 6,084,086
FNMA REMIC Trust Series1993-78, Class H£			
150,000	6.50	06/25/2008	160,299
FNMA Series 2001-70, Class LN			
6,200,000	6.25	06/25/2030	6,415,997
FNMA Series 2002-9, Class PB			
3,228,159	6.00	11/25/2014	3,287,198
GNMA Series 2000-10, Class UD			
373,732	7.63	05/16/2029	386,492
GNMA Series 2001-59, Class QJ			
4,094,143	6.00	09/20/2028	4,182,325
GNMA Series 2001-61, Class EA			
7,807,225	6.00	09/16/2028	7,974,342
			$ 28,490,739
Principal Only – 0.0%			
FNMA REMIC Trust Series G-35, Class N£			
$ 64,644	0.00%	10/25/2021	$ 57,248
Regular Floater CMOs# – 0.1%			
FHLMC Series 1760, Class ZB			
$ 857,925	3.63%	05/15/2024	$ 870,099
Sequential Fixed Rate CMOs – 3.0%			
Citicorp Mortgage Securities, Inc. Series 1993-11, Class A6			
$ 73,444	6.25%	09/25/2008	$ 73,643
First Nationwide Trust Series 1999-5, Class 1PA1			
1,602,278	7.00	01/19/2030	1,655,163
FNMA Series 2001-46, Class G			
2,566,740	6.00	07/25/2029	2,607,622
FNMA Series 2001-53, Class GH			
2,739,003	8.00	09/25/2016	2,995,684
FNMA Series 2002-62, Class ED			
1,852,054	5.50	04/25/2016	1,892,686

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Sequential Fixed Rate CMOs – (continued)			
FNMA Series 2003-10, Class HW			
$ 2,341,372	5.00%	11/25/2016	$ 2,399,422
FNMA Series 2003-27, Class A			
3,928,237	7.50	04/25/2018	4,256,765
GNMA Series 2001-35, Class A			
764,058	6.50	03/20/2029	768,421
Washington Mutual MSC Mortgage Pass-Through, Series 2003-MS3, Class 1A1			
696,739	5.75	03/25/2033	703,347
			$ 17,352,753
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$ 51,170,039
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $368,928,423)			$368,290,968
Agency Debentures – 14.9%			
Federal Farm Credit Bank			
$ 3,000,000	6.60%	07/07/2006	$ 3,320,334
Federal Home Loan Bank			
1,000,000	5.68~	12/03/2003	1,059,780
3,000,000	3.50	08/15/2006	3,071,679
Federal Home Loan Mortgage Corp.			
1,200,000	2.13	11/15/2005	1,199,779
2,800,000	5.25	01/15/2006	2,979,984
5,000,000	3.00	03/05/2007	4,969,027
7,000,000	6.63	09/15/2009	7,980,000
13,200,000	4.38	02/04/2010	13,057,269
4,500,000	7.00	03/15/2010	5,231,700
6,200,000	4.75	10/11/2012	6,084,841
6,000,000	4.75	05/06/2013	5,821,206
Federal National Mortgage Association			
8,000,000	6.63	09/15/2009	9,120,000
10,000,000	7.13	06/15/2010	11,705,770
Small Business Administration			
1,129,036	6.70	12/01/2016	1,224,434
857,105	7.15	03/01/2017	941,953
725,804	7.50	04/01/2017	805,598
451,681	7.30	05/01/2017	498,493
266,469	6.80	08/01/2017	290,296
664,903	6.30	05/01/2018	714,056
666,895	6.30	06/01/2018	716,032
Tennessee Valley Authority~			
6,000,000	4.88	12/15/2006	6,431,652
TOTAL AGENCY DEBENTURES (Cost $86,837,169)			$ 87,223,883

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 2.2%			
Auto – 1.5%			
AESOP Funding II LLC Series 1998-1, Class A†			
$ 2,000,000	6.14%	05/20/2006	$ 2,104,104
AmeriCredit Automobile Receivables Trust Series 1999-D, Class A3			
189,245	7.02	12/12/2005	190,146
CPS Auto Trust Series 2002-A, Class A2			
4,000,000	4.81	12/15/2008	4,155,000
MFN Auto Receivables Trust Series 2002-A, Class A2†			
1,000,000	4.92	03/15/2008	1,031,563
Onyx Acceptance Grantor Trust Series 2001-A, Class A4			
1,113,939	7.44	11/15/2007	1,141,193
			$ 8,622,006
Credit Card – 0.4%			
Capital One Master Trust Series 2002-4A, Class A			
$ 2,500,000	4.90%	03/15/2010	$ 2,636,668
Home Equity – 0.2%			
American Business Financial Services Series 1998-2, Class A6			
$ 991,675	6.46%	09/25/2029	$ 1,049,024
UCFC Home Equity Loan Series 1997-A1, Class A8			
190,690	7.22	06/15/2028	195,354
			$ 1,244,378
Manufactured Housing – 0.1%			
Mid-State Trust Series 4, Class A			
$ 560,775	8.33%	04/01/2030	$ 614,363
TOTAL ASSET-BACKED SECURITIES (Cost $12,816,103)			$ 13,117,415
U.S. Treasury Obligations – 16.7%			
United States Treasury Interest-Only Stripped Securities@			
$ 24,700,000	0.00%	05/15/2012	$ 16,966,356
5,680,000	0.00	02/15/2014	3,501,663
18,000,000	0.00	08/15/2014	10,738,980
United States Treasury Principal-Only Stripped Securities●			
22,300,000	0.00	05/15/2017	11,124,578
500,000	0.00	11/15/2022	173,730
1,300,000	0.00	02/15/2023	445,614
11,000,000	0.00	11/15/2024	3,403,180
1,700,000	0.00	02/15/2025	516,817
1,300,000	0.00	08/15/2025	384,280
12,000,000	0.00	11/15/2026	3,309,480
United States Treasury Bonds			
1,800,000	7.50	11/15/2016	2,278,062
2,800,000	9.00	11/15/2018	4,015,564
5,400,000	6.88^	08/15/2025	6,547,824
United States Treasury Notes			
7,000,000	2.38	08/15/2006	7,022,960
27,900,000	4.25	08/15/2013	27,795,375
TOTAL U.S. TREASURY OBLIGATIONS (Cost $97,624,607)			$ 98,224,463

Principal Amount	Interest Rate	Maturity Date	Value
Insured Revenue Bond – 0.4%			
New Jersey Economic Development Authority Series A			
$ 2,000,000	7.43%	02/15/2029	$ 2,406,845
TOTAL INSURED REVENUE BOND (Cost $2,000,000)			$ 2,406,845
Repurchase Agreement – 10.8%			
Joint Repurchase Agreement Account II△			
$ 63,600,000	1.06%	11/03/2003	$ 63,600,000
Maturity Value: $63,605,618			
TOTAL REPURCHASE AGREEMENT (Cost $63,600,000)			$ 63,600,000
TOTAL INVESTMENTS (Cost $631,806,302)			$632,863,574

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $3,135,667, which represent 0.5% of net assets as of October 31, 2003.

∝ TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

\# Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

~ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are next interest reset date.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△ Joint repurchase agreement was entered into on October 31, 2003.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC —Real Estate Mortgage Investment Conduit

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on January 5, 1994 (commencement of operations) in the Institutional shares of the Goldman Sachs Core Fixed Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers Aggregate Bond Index ("Lehman Aggregate Bond Index"), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class A, Class B, Class C, and Service shares will vary from Institutional shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Core Fixed Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested January 5, 1994 to October 31, 2003.



Average Annual Total Return through October 31, 2003	Since Inception	Five Years	One Year
Class A (commenced May 1, 1997)			
Excluding sales charges	7.04%	6.00%	7.03%
Including sales charges	6.28%	5.04%	2.25%
Class B (commenced May 1, 1997)			
Excluding contingent deferred sales charges	6.27%	5.23%	6.31%
Including contingent deferred sales charges	6.27%	4.81%	1.14%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	5.93%	5.22%	6.21%
Including contingent deferred sales charges	5.93%	5.22%	5.17%
Institutional Class (commenced January 5, 1994)	6.96%	6.43%	7.54%
Service Class (commenced March 13, 1996)	6.74%	5.89%	6.90%

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 19.7%			
Airlines – 0.4%			
American Airlines, Inc.			
$ 459,768	6.86%	04/15/2009	$ 459,219
Continental Airlines, Inc.			
405,114	7.26	03/15/2020	405,114
1,055,780	7.71	04/02/2021	1,055,780
Delta Air Lines, Inc.			
1,873,133	6.62	03/18/2011	1,891,864
Northwest Airlines, Inc.			
463,239	7.67	01/02/2015	395,597
326,588	7.58	03/01/2019	329,854
NWA Trust			
68,080	8.26	03/10/2006	62,038
			$ 4,599,466
Automotive – 1.1%			
Ford Motor Co.			
$ 2,310,000	6.63%	10/01/2028	$ 1,906,095
2,610,000	6.38	02/01/2029	2,085,346
General Motors Corp.			
8,715,000	8.38	07/15/2033	9,241,798
			$ 13,233,239
Banks – 2.5%			
Capital One Bank			
$ 2,500,000	6.50%	06/13/2013	$ 2,576,850
Credit Suisse First Boston USA, Inc.			
6,050,000	6.13	11/15/2011	6,551,361
Fleet Boston Financial Corp.			
1,000,000	6.50	03/15/2008	1,111,025
450,000	7.38	12/01/2009	524,098
Golden West Financial Corp.			
60,000	5.50	08/08/2006	64,364
Greenpoint Financial Corp.			
2,750,000	3.20	06/06/2008	2,642,305
HSBC Capital Funding LP#†			
4,850,000	4.61	12/13/2049	4,502,924
HSBC USA, Inc.			
500,000	6.63	03/01/2009	561,844
PNC Funding Corp.			
150,000	6.88	07/15/2007	166,925
Popular North America, Inc.			
4,500,000	6.13	10/15/2006	4,887,865
1,100,000	4.25	04/01/2008	1,115,744
Sovereign Bank			
2,500,000	5.13	03/15/2013	2,441,422
2,000,000	4.38#	08/01/2013	2,014,802
Union Planters Bank			
75,000	5.13	06/15/2007	79,258
Union Planters Corp.			
150,000	7.75	03/01/2011	175,787
Washington Mutual, Inc.			
1,500,000	8.25	04/01/2010	1,784,023
			$ 31,200,597

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Captive-Automotive – 0.8%			
Ford Motor Credit Co.			
$ 1,630,000	5.75%	02/23/2004	$ 1,649,630
1,250,000	7.60	08/01/2005	1,328,745
5,300,000	7.00	10/01/2013	5,210,128
General Motors Acceptance Corp.			
1,400,000	6.88	09/15/2011	1,444,244
			$ 9,632,747
Construction Machinery – 0.0%			
Deere & Co.			
$ 100,000	6.55%	07/15/2004	$ 103,307
Corporate-Other – 0.1%			
Telecom Italia Capital†			
$ 880,000	6.38%	11/15/2033	$ 871,842
Diversified Manufacturing – 0.6%			
Tyco International Group SA			
$ 5,500,000	6.38%	10/15/2011	$ 5,717,030
2,100,000	6.88	01/15/2029	2,102,625
			$ 7,819,655
Electric – 1.6%			
Calenergy, Inc.			
$ 1,460,000	7.23%	09/15/2005	$ 1,581,619
1,000,000	7.63	10/15/2007	1,134,914
Centerpoint Energy Resources Corp.†			
2,100,000	7.88	04/01/2013	2,386,192
Centerpoint Energy, Inc.†			
900,000	5.88	06/01/2008	926,238
600,000	7.25	09/01/2010	642,962
FirstEnergy Corp.			
4,200,000	7.38	11/15/2031	4,503,245
FPL Group Capital Inc.			
150,000	3.25	04/11/2006	151,978
Midamerican Energy Holdings Co.			
1,100,000	5.88	10/01/2012	1,144,705
MidAmerican Funding LLC			
285,000	6.75	03/01/2011	314,423
Niagara Mohawk Power Corp.			
125,000	8.00	06/01/2004	129,498
100,000	5.38	10/01/2004	102,941
NiSource Finance Corp.			
1,000,000	6.15	03/01/2013	1,064,072
1,065,000	5.40	07/15/2014	1,065,206
Ohio Power Co.			
3,745,000	4.85	01/15/2014	3,614,121
TXU Electric Co.			
350,000	6.25	10/01/2004	363,715
			$ 19,125,829
Environmental – 0.4%			
Waste Management, Inc.			
$ 1,000,000	6.38%	12/01/2003	$ 1,003,108
1,000,000	7.00	10/01/2004	1,043,143
2,750,000	7.38	08/01/2010	3,172,566
			$ 5,218,817

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Financial-Other – 0.4%			
Anthem Insurance Cos., Inc.†			
$ 350,000	9.13%	04/01/2010	$ 436,422
Astoria Financial Corp.			
4,600,000	5.75	10/15/2012	4,697,725
			$ 5,134,147
Food & Beverage – 0.3%			
Kraft Foods, Inc.			
$ 2,200,000	5.63%	11/01/2011	$ 2,287,307
Nabisco, Inc.			
1,000,000	7.05	07/15/2007	1,118,852
			$ 3,406,159
Gaming – 0.3%			
MGM Mirage, Inc.			
$ 850,000	8.50%	09/15/2010	$ 963,688
Park Place Entertainment Corp.			
950,000	8.50	11/15/2006	1,047,375
1,745,000	7.50	09/01/2009	1,895,506
			$ 3,906,569
Health Care – 0.4%			
HCA, Inc.			
$ 1,500,000	6.95%	05/01/2012	$ 1,553,376
400,000	6.30	10/01/2012	397,286
3,100,000	6.75	07/15/2013	3,174,936
			$ 5,125,598
Industrial – 0.3%			
Altria Group, Inc.			
$ 500,000	5.63%	11/04/2008	$ 497,465
1,000,000	7.00	11/04/2013	999,720
Daimlerchrysler NA Holding Corp.			
2,055,000	6.50	11/15/2013	2,054,342
			$ 3,551,527
Insurance – 0.4%			
Zurich Capital Trust†			
$ 4,650,000	8.38%	06/01/2037	$ 5,276,453
Life Insurance – 0.6%			
Aegon NV			
$ 3,950,000	4.75%	06/01/2013	$ 3,832,450
Hartford Life Inc.			
200,000	7.10	06/15/2007	224,332
Principal Financial Group Australia†			
2,750,000	8.20	08/15/2009	3,246,622
Reinsurance Group of America, Inc.			
550,000	6.75	12/15/2011	592,764
			$ 7,896,168
Media-Cable – 1.2%			
AT&T Broadband Corp.			
$ 4,000,000	8.38%	03/15/2013	$ 4,843,945
Comcast Cable Communications, Inc.			
2,250,000	6.38	01/30/2006	2,419,673
550,000	8.38	05/01/2007	635,771

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media-Cable – (continued)			
Lenfest Communications, Inc.			
$ 2,000,000	8.38%	11/01/2005	$ 2,217,962
Time Warner Entertainment Co. LP			
2,150,000	8.38	03/15/2023	2,605,150
1,750,000	8.38	07/15/2033	2,167,585
			$ 14,890,086
Media-Non Cable – 0.7%			
Chancellor Media Corp. LA			
$ 8,000,000	8.00%	11/01/2008	$ 9,180,000
Metals – 0.2%			
Falconbridge Ltd.			
$ 2,250,000	5.38%	06/01/2015	$ 2,160,758
Noncaptive-Consumer – 1.0%			
American General Finance Corp.			
$ 1,000,000	6.10%	05/22/2006	$ 1,083,319
250,000	5.75	03/15/2007	270,661
200,000	2.75	06/15/2008	191,060
765,000	8.45	10/15/2009	924,861
4,000,000	5.38	10/01/2012	4,101,858
Countrywide Home Loans, Inc.			
1,250,000	5.50	02/01/2007	1,334,285
Household Finance Corp			
3,650,000	6.38	10/15/2011	3,989,355
100,000	6.38	11/27/2012	109,038
			$ 12,004,437
Noncaptive-Diversified – 0.4%			
PHH Corp.			
$ 4,000,000	7.13%	03/01/2013	$ 4,434,528
Non-Ferrous Metals – 0.1%			
CODELCO, Inc. †			
$ 1,000,000	5.50%	10/15/2013	$ 1,004,525
Pipelines – 0.1%			
Panhandle Eastern Pipe Line Co.†			
$ 1,350,000	4.80%	08/15/2008	$ 1,376,314
Property/Casualty Insurance – 1.3%			
Ace Ltd.			
$ 6,000,000	6.00%	04/01/2007	$ 6,472,704
CNA Financial Corp.			
800,000	6.50	04/15/2005	816,000
875,000	6.75	11/15/2006	895,414
58,000	6.60	12/15/2008	57,753
Hartford Financial Services Group, Inc.			
2,000,000	7.90	06/15/2010	2,356,452
QBE Insurance Group Ltd.†#			
2,400,000	5.65	07/01/2023	2,262,684
SAFECO Corp.			
2,000,000	6.88	07/15/2007	2,230,874
400,000	7.25	09/01/2012	456,943
			$ 15,548,824

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
REITs – 0.6%			
Chelsea Property Group, Inc.			
$ 1,000,000	6.00%	01/15/2013	$ 1,039,539
EOP Operating LP			
1,500,000	7.75	11/15/2007	1,710,029
Liberty Property LP			
970,000	7.10	08/15/2004	1,005,483
1,100,000	7.25	03/15/2011	1,243,968
Simon Property Group LP			
200,000	7.38	01/20/2006	218,944
1,400,000	6.38	11/15/2007	1,528,658
			$ 6,746,621
Tobacco – 0.7%			
Altria Group, Inc.			
$ 500,000	7.20%	02/01/2007	$ 527,500
500,000	7.65	07/01/2008	535,000
Philip Morris Companies, Inc			
4,250,000	6.95	06/01/2006	4,462,500
UST, Inc.			
2,250,000	6.63	07/15/2012	2,461,000
			$ 7,986,000
Utilities – 0.2%			
Centerpoint Energy Resources Corp. †			
$ 2,500,000	5.95%	01/15/2014	$ 2,487,700
Wireless Telecommunications – 0.5%			
AT&T Wireless Services, Inc.			
$ 2,525,000	7.88%	03/01/2011	$ 2,886,443
Verizon New York, Inc.			
2,750,000	6.88	04/01/2012	3,021,947
			$ 5,908,390
Wirelines Telecommunications – 2.5%			
British Telecommunications PLC			
$ 6,500,000	8.88%	12/15/2030	$ 8,389,583
Deutsche Telekom International Finance B.V.			
7,400,000	8.75	06/15/2030	9,309,607
France Telecom SA			
2,990,000	9.00	03/01/2011	3,610,848
Koninklijke (Royal) KPN NV			
2,725,000	8.38	10/01/2030	3,392,788
Qwest Capital Funding, Inc.			
1,250,000	7.75	08/15/2006	1,243,750
500,000	7.90	08/15/2010	477,500
Qwest Corp.			
300,000	7.20	11/01/2004	307,500
130,000	6.88	09/15/2033	116,350
Sprint Capital Corp.			
1,500,000	8.38	03/15/2012	1,712,878
2,700,000	6.88	11/15/2028	2,549,608
			$ 31,110,412
TOTAL CORPORATE BONDS			
(Cost $233,942,793)			$ 240,940,715

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 52.2%			
Adjustable Rate Federal National Mortgage Association (FNMA) # – 2.1%			
$ 176,003	4.91%	02/01/2033	$ 180,640
253,085	4.50	03/01/2033	259,500
6,206,196	3.27	01/01/2035	6,267,162
11,500,121	4.66	07/01/2036	11,728,537
6,844,427	3.20	08/01/2037	6,911,781
			$ 25,347,620
Adjustable Rate Non-Agency# – 3.8%			
Bank of America Mortgage Securities, Inc. Series 2002-D, Class 1A1			
$ 1,371,746	5.34%	05/25/2032	$ 1,366,655
Bank of America Mortgage Securities, Inc. Series 2003-H, Class 2A3			
1,448,375	4.43	04/25/2033	1,454,799
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
1,295,150	5.10	03/25/2033	1,316,850
Federal National Mortgage Association			
5,135,757	4.71	08/01/2035	5,237,505
Washington Mutual Series 2002-AR10, Class A6			
5,060,932	4.82	10/25/2032	5,130,296
Washington Mutual Series 2002-AR19, Class A7			
4,062,354	4.68	02/25/2033	4,109,902
Washington Mutual Series 2002-AR6, Class A			
10,208,124	2.78	06/25/2042	10,287,220
Washington Mutual Series 2002-AR9, Class 1A			
10,152,237	2.78	08/25/2042	10,206,348
Washington Mutual Series 2003-AR6, Class A1			
1,011,105	4.39	06/25/2033	1,010,416
Wells Fargo Mortgage Backed Securities Trust Series 2002-A, Class A5			
6,942,373	5.90	03/25/2032	6,957,027
			$ 47,077,018
Commercial Mortgage-Backed Securities (CMBS) – 3.8%			
Asset Securitization Corp. Series 1997-D4, Class A1D			
$ 900,000	7.49%	04/14/2029	$ 1,010,469
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001- TOP2, Class X2#†			
38,000,000	1.14	02/15/2035	1,881,190
Chase Commercial Mortgage Securities Corp. Series 1997-2, Class A2			
500,000	6.60	12/19/2029	546,669
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
10,000,000	6.55	01/17/2035	10,922,522
CS First Boston Mortgage Securities Corp. Series 2002-CP3, Class ASP#†			
25,500,000	1.74	07/15/2035	1,688,327
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
315,015	7.30	04/18/2029	320,452
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A3			
5,150,000	7.38	04/18/2029	5,745,800

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Commercial Mortgage-Backed Securities (CMBS) – (continued)			
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A2			
$ 328,359	6.60%	11/18/2029	$ 335,961
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A3			
1,000,000	6.65	11/18/2029	1,098,931
GMAC Commercial Mortgage Securities, Inc. Series 1997-C1, Class A2			
127,749	6.85	07/15/2029	129,747
Greenwich Capital Commercial Funding Corp. Series 2003-C1, Class XP#†			
11,000,000	2.24	07/25/2035	1,080,551
J.P. Morgan Chase Commercial Mortgage Securities Corp. Series 2002-FL1A, Class A1#†			
4,021,835	1.47	02/14/2015	4,022,290
J.P. Morgan Commercial Mortgage Finance Corp. Series 1999-C8, Class A2			
3,000,000	7.40	07/15/2031	3,469,060
LB-UBS Commercial Mortgage Trust Series 2002-C2, Class XCP#†			
37,500,000	1.37	07/15/2035	2,227,530
LB-UBS Commercial Mortgage Trust Series 2002-C7, Class XCP#†			
47,190,000	1.19	01/15/2036	2,261,855
Merrill Lynch Mortgage Investors, Inc. Series 1998-C2, Class A2			
3,690,000	6.39	02/15/2030	4,017,726
Merrill Lynch Mortgage Investors, Inc. Series 1999-C1, Class A2			
4,500,000	7.56	11/15/2031	5,099,883
			$ 45,858,963
Federal Home Loan Mortgage Corp. (FHLMC) – 3.0%			
$ 342,238	6.00%	04/01/2009	$ 358,474
102,368	5.50	07/01/2013	105,948
628,454	5.50	12/01/2013	650,431
10,766,138	6.00	12/01/2013	11,207,787
8,442,820	6.50	12/01/2013	8,856,579
184,028	5.50	02/01/2014	190,346
84,857	5.50	06/01/2014	87,771
186,450	5.50	09/01/2014	192,850
13,530	7.00	10/01/2014	14,321
5,619,354	6.00	12/01/2014	5,851,152
128,870	7.00	05/01/2015	136,401
389,883	8.00	07/01/2015	414,329
31,766	7.00	02/01/2016	33,646
164,033	7.00	03/01/2016	173,741
2,559,394	7.50	05/01/2016	2,724,856
14,968	7.00	10/01/2017	15,792
4,246,537	6.00	11/01/2022	4,381,604
246,807	7.00	06/01/2026	259,657
815,757	7.50	03/01/2027	869,825
201,483	7.50	12/01/2030	214,283
224,564	7.50	01/01/2031	238,831
			$ 36,978,624

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – 17.4%			
$ 950	6.50%	12/01/2003	$ 954
449,630	6.50	11/01/2009	475,664
1,634,193	6.50	10/01/2010	1,723,559
3,393,567	6.50	06/01/2011	3,590,770
1,852,062	6.50	01/01/2013	1,954,431
426,258	6.50	10/01/2013	448,191
843,946	8.50	10/01/2015	931,536
47,741	7.00	01/01/2016	50,687
528,388	6.50	09/01/2016	556,494
5,453,025	6.00	01/01/2017	5,679,925
10,604,634	6.00	04/01/2018	11,028,244
299,534	6.00	08/01/2018	308,874
2,271,241	6.50	06/01/2019	2,362,763
4,096,310	6.50	07/01/2022	4,262,629
7,071,508	6.50	08/01/2022	7,358,627
4,211,936	6.50	11/01/2022	4,380,654
8,227	6.50	02/01/2026	8,542
59,828	6.50	08/01/2026	62,121
19,456	6.50	09/01/2027	20,163
9,945	6.50	11/01/2027	10,307
58,961	6.50	04/01/2028	61,333
45,425	7.50	03/01/2029	48,270
94,159	7.50	08/01/2029	99,958
15,869	7.50	09/01/2029	16,846
4,729	7.50	11/01/2029	5,020
416,506	7.50	12/01/2030	445,991
235,373	8.00	01/01/2031	254,614
783,052	8.00	02/01/2031	843,016
3,163,614	7.00	03/01/2031	3,344,138
1,236,271	6.50	09/01/2031	1,289,208
1,823,205	6.50	10/01/2031	1,901,427
3,475,350	6.50	11/01/2031	3,624,745
6,943,168	6.50	01/01/2032	7,242,792
1,300,952	7.00	07/01/2032	1,367,158
107,000,000	5.50	TBA-15yr∝	110,143,125
36,000,000	6.50	TBA-15yr∝	37,395,000
			$ 213,297,776
Government National Mortgage Association (GNMA) – 3.7%			
$ 104,012	6.50%	01/15/2028	$ 108,828
112,061	6.50	02/15/2028	117,249
72,647	6.50	03/15/2028	76,010
814,756	6.50	09/20/2031	849,268
28,662,322	6.50	10/20/2032	29,892,863
13,726,510	6.50	11/20/2032	14,315,821
			$ 45,360,039
Collateralized Mortgage Obligations (CMOs) – 18.4%			
Interest Only@ – 0.3%			
Countrywide Funding Corp. Series 2003-42, Class 2X1			
$ 7,401,740	0.39%	10/25/2033	$ 53,781
CS First Boston Mortgage Securities Corp. Series 2002-AR20, Class 2X			
14,601,230	0.60	08/25/2033	173,892

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations (CMOs) – (continued)			
Interest Only@ – (continued)			
CS First Boston Mortgage Securities Corp. Series 2002-AR31, Class 5X			
$12,450,783	0.98%	11/25/2032	$ 117,626
CS First Boston Mortgage Securities Corp. Series 2003-AR18, Class 2X			
13,414,532	0.78	07/25/2033	149,355
FNMA Series 2003-46, Class PI			
12,000,000	5.50	11/25/2027	1,735,648
GNMA REMIC Trust Series 2002-79, Class IP			
4,380,421	6.00	05/01/2003	73,480
Washington Mutual Series 2003-AR5, Class X1#			
43,320,076	0.76	02/25/2008	322,999
Washington Mutual Series 2003-AR6, Class X2			
33,282,200	0.37	05/25/2008	132,796
Washington Mutual Series 2003-AR7, Class X#			
49,980,973	0.99	06/25/2008	531,298
Wells Fargo Mortgage Backed Securities Trust Series 2003-G, Class AI0#			
24,168,462	0.80	06/25/2033	320,715
			$ 3,611,590
Inverse Floater# – 0.9%			
FHLMC Series 1544, Class M			
$ 253,730	17.26%	07/15/2008	$ 282,647
FNMA Series 1993-135, Class S			
302,615	14.39	07/25/2008	320,901
FNMA Series 1993-175, Class SA			
1,107,150	12.72	09/25/2008	1,189,561
FNMA Series 1993-72, Class SA			
125,412	17.01	05/25/2008	139,509
FNMA Series 1993-93, Class SA			
204,132	18.68	05/25/2008	225,890
FNMA Series 1993-95, Class SE			
142,133	20.08	06/25/2008	166,784
GNMA Series 2001-48, Class SA			
621,696	22.85	10/16/2031	745,902
GNMA Series 2001-51, Class SA			
1,205,165	27.65	10/16/2031	1,526,820
GNMA Series 2001-51, Class SB			
1,245,476	22.85	10/16/2031	1,521,641
GNMA Series 2001-59, Class SA			
223,736	22.69	11/16/2024	265,453
GNMA Series 2001-62, Class SB			
283,656	22.36	11/16/2027	332,241
GNMA Series 2002-11, Class SA			
670,839	32.34	02/16/2032	881,280
GNMA Series 2002-13, Class SB			
1,570,575	32.34	02/16/2032	2,077,059
Mortgage Trust Series 40, Class 16			
876,602	10.64	01/20/2022	1,037,896
			$ 10,713,584
IOette@# – 0.0%			
FNMA Series 1992-24, Class N			
$ 2,729	789.00%	03/25/2007	$ 25,089

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations (CMOs) – (continued)			
Mezzanine CMO# – 0.4%			
Structured Asset Securities Corp. Series 2000-4, Class B1			
$ 5,597,322	8.00%	11/25/2030	$ 5,618,929
Other – 0.2%			
Novastar NIM Trust Series 2003 N-1†			
$ 898,752	7.39%	09/28/2033	$ 898,239
Structured Asset Investment Loan Trust Series 2003-BC5, Class M2A#			
1,200,000	2.91	06/25/2033	1,187,437
			$ 2,085,676
Planned Amortization Class (PAC) CMOs – 10.2%			
FHLMC Series 1508, Class H			
$ 1,616,877	7.50%	10/15/2022	$ 1,629,689
FHLMC Series 2127, Class TD			
5,564	6.00	01/15/2011	5,561
FHLMC Series 2335, Class GD			
5,358,134	6.50	01/15/2030	5,414,916
FHLMC Series 2341, Class PE			
5,940,839	6.50	03/15/2030	6,020,610
FHLMC Series 2406, Class PE			
13,000,000	6.50	08/15/2030	13,240,207
FHLMC Series 2444, Class PF			
12,000,000	6.50	08/15/2027	12,050,903
FHLMC Series 2454, Class BE			
15,000,000	6.50	10/15/2030	15,762,171
FNMA Series 1993-78, Class H			
1,900,000	6.50	06/25/2008	2,030,452
FNMA Series 1999-51, Class LG			
4,214,641	6.50	12/25/2028	4,318,144
FNMA Series 2001-48, Class PD			
1,000,000	6.50	06/25/2020	1,053,764
FNMA Series 2001-70, Class LN			
400,000	6.25	06/25/2030	413,935
FNMA Series 2001-70, Class PD			
9,000,000	6.00	03/25/2029	9,402,668
FNMA Series 2002-18, Class PB			
13,920,500	5.50	09/25/2013	14,130,365
GNMA Series 2001-60, Class PK			
7,093,756	6.00	09/20/2028	7,238,064
GNMA Series 2001-62, Class PB			
23,053,138	6.00	09/20/2027	23,428,510
GNMA Series 2002-1, Class PB			
3,534,780	6.00	02/20/2029	3,613,402
GNMA Series 2002-3, Class LE			
4,573,979	6.50	08/20/2030	4,678,103
			$ 124,431,464
Planned Amortization — Interest Only@ – 0.0%			
FNMA Series 1993-11, Class M			
$ 247,817	7.50%	02/25/2008	$ 16,706
Regular Floater CMOs# – 2.4%			
Countrywide Funding Corp. Series 1993-4, Class A11			
$ 2,840,851	3.21%	11/25/2008	$ 2,836,096
FHLMC Series 1537, Class F			
960,632	2.92	06/15/2008	968,515

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations (CMOs) – (continued)			
Regular Floater CMOs# – (continued)			
FNMA REMIC Trust Series 1993-175, Class FA			
$ 2,391,445	3.68%	09/25/2008	$ 2,386,804
FNMA Series 1992-207, Class F			
27,287	2.43	02/25/2022	27,317
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A1			
7,843,867	1.51	03/25/2008	7,837,678
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A2			
2,736,233	1.63	03/25/2008	2,735,826
MLCC Mortgage Investors, Inc. Series 2003-C, Class A1			
5,881,984	1.45	11/25/2003	5,883,692
Sequoia Mortgage Trust Series 2003-1, Class 1A			
7,280,696	1.50	04/20/2033	7,291,026
			$ 29,966,954
Sequential Fixed Rate CMOs – 4.0%			
Bank of America Mortgage Securities, Inc. Series 2002-9, Class 3A1			
$ 497,450	6.00%	10/25/2017	$ 499,490
Citicorp Mortgage Securities, Inc. REMIC Series 1994-5, Class A6			
416,278	6.25	03/25/2024	419,093
CS First Boston Mortgage Securities Corp. Series 2003-1, Class 3A1			
6,221,454	6.00	01/25/2033	6,243,814
FHLMC Series 2145, Class KA			
1,501,289	6.35	09/15/2026	1,512,736
FHLMC Series 2367, Class BC			
6,527,973	6.00	04/15/2016	6,713,975
First Nationwide Trust Series 1999-3, Class 2PA3			
500,000	6.50	05/19/2029	529,070
First Nationwide Trust Series 1999-5, Class 1PA1			
3,812,316	7.00	01/19/2030	3,938,146
FNMASeries 2001-M2, Class C			
6,060,049	6.30	09/25/2015	6,509,980
GNMA Series 2002-27, Class C			
2,593,002	6.50	01/20/2030	2,623,404
Loans Inc. Series 2001-QS4, Class A1			
11,000,000	7.00	04/25/2031	11,451,165
Master Asset Securitization Trust Series 2002-8, Class 2A1			
1,561,945	6.00	12/25/2032	1,560,426
PNC Mortgage Securities Corp. Series 2000-3, Class 2A4			
1,214,752	8.00	05/25/2030	1,220,079
Residential Accredit Loans, Inc. Series 1998-QS14, Class A6			
5,542,103	6.75	10/25/2028	5,601,668
Structured Asset Securities Corp. Series 2000-4, Class 1A10			
363,781	7.60	11/25/2030	363,940
			$ 49,186,986
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$ 225,656,978
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $637,811,755)			$ 639,577,018

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 9.1%			
Federal Home Loan Bank			
$ 6,000,000	5.13%	03/06/2006	$ 6,382,980
10,000,000	3.98	11/07/2008	10,002,810
5,000,000	5.38	05/15/2009	5,366,800
Federal Home Loan Mortgage Corp.			
2,000,000	2.13	11/15/2005	1,999,632
4,000,000	5.25	01/15/2006	4,257,120
4,140,000	3.00	03/05/2007	4,114,354
3,500,000	5.00	07/30/2009	3,588,620
27,000,000	6.63	09/15/2009	30,780,000
9,000,000	7.00	03/15/2010	10,463,400
Federal National Mortgage Association			
5,000,000	2.75	06/03/2005	5,005,614
9,300,000	4.21	06/03/2005	9,324,487
100,000	6.00	12/15/2005	107,927
6,000,000	5.50	02/15/2006	6,429,660
10,000,000	6.63	09/15/2009	11,400,000
Small Business Administration			
1,667,238	6.30	06/01/2018	1,790,079
TOTAL AGENCY DEBENTURES (Cost $110,998,012)			$ 111,013,483
Asset-Backed Securities – 11.7%			
Auto – 2.6%			
AESOP Funding II LLC Series 1998-1, Class A†			
$ 3,400,000	6.14%	05/20/2006	$ 3,576,977
AESOP Funding II LLC Series 2003-3A, Class A1†			
10,000,000	2.75	07/20/2007	9,990,900
Americredit Automobile Receivables Trust Series 2000-A, Class A4			
617,181	7.29	12/12/2006	626,965
CPS Auto Trust Series 2002-A, Class A1			
2,155,603	3.74	01/15/2006	2,184,569
MFN Auto Receivables Trust Series 2002-A, Class A1†			
2,856,416	3.81	01/15/2005	2,878,731
Onyx Acceptance Auto Trust Series 2000-A, Class A4			
144,517	7.42	12/15/2004	144,832
Onyx Acceptance Auto Trust Series 2001-A, Class A4			
8,911,510	7.44	11/15/2007	9,129,546
WFS Financial Owner Trust Series 2000-B, Class A4			
2,770,737	7.84	02/20/2006	2,813,463
			$ 31,345,983
Credit Card – 2.3%			
Capital One Multi-Asset Execution Trust Series 2003-A1, Class A1			
$24,841,000	1.51%	01/15/2009	$ 24,958,572
Capital One Multi-Asset Execution Trust Series 2003-C1, Class C1			
1,300,000	3.67	03/15/2011	1,327,443
Capital One Multi-Asset Execution Trust Series 2003-C2, Class C2			
1,900,000	4.32	04/15/2009	1,920,406
			$ 28,206,421

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Home Equity – 5.9%			
Aames Mortgage Trust Series 2000-2, Class A6F§			
$ 1,000,000	0.00/7.18%	11/25/2028	$ 1,079,658
Amortizing Residential Collateral Trust Series 2002-BC1M, Class A#			
9,911,614	1.40	01/01/2032	9,900,771
Amortizing Residential Collateral Trust Series 2002-BC3M, Class A#			
1,694,176	1.39	06/25/2032	1,694,176
AQ Finance NIM Trust Series 2003-N6#†			
8,118,605	1.42	05/25/2010	8,118,155
AQ Finance NIM Trust Series 2002-N2A†			
1,100,570	8.90	05/25/2032	1,089,402
AQ Finance NIM Trust Series 2003-N1†			
622,398	9.37	03/25/2033	622,392
ARC Net Interest Margin Trust Series 2002-6, Class A†			
710,658	7.75	09/27/2032	696,438
ContiMortgage Home Equity Loan Trust Series 1999-1, Class A7			
213,877	6.47	12/25/2013	222,317
First Franklin NIM Trust Series 2002-FF1, Class A†			
979,551	7.87	04/25/2032	975,875
HFC Home Equity Loan Asset Backed Certificates Series 2002-2 A#			
9,002,431	1.42	04/20/2032	9,000,177
HFC Home Equity Loan Asset Backed Certificates Series 2002-3, Class A#			
10,066,336	1.57	07/20/2032	10,063,739
Household Home Equity Loan Trust Series 2003-1, Class A#			
13,586,989	1.47	10/20/2032	13,586,981
Indy Mac Home Equity ABS,Inc. Series 2002-B, Class AV#			
5,359,986	1.57	10/25/2033	5,371,714
Long Beach Asset Holdings Corp. Series 2003-3, Class N1†			
951,062	7.26	07/25/2033	950,750
NC Finance NIM Trust Series 2003-2			
636,096	9.00	01/15/2033	635,694
NC Finance Trust Series 2002-1†			
108,319	9.25	03/25/2032	108,319
Sail Net Interest Margin Notes Series 2003-5, Class A†			
1,054,188	7.35	06/27/2033	1,054,034
Sail Net Interest Margin Notes Series 2003-BC1A, Class A†			
733,838	7.75	01/27/2033	732,636
Salomon Brothers Mortgage Securities VII Series 2002-WMC2, Class A2#			
4,405,749	1.40	09/24/2032	4,409,029
Saxon Asset Securities Trust Series 2003-1, Class AV2#			
1,957,157	1.44	01/01/2049	1,957,769
			$ 72,270,026
Manufactured Housing – 0.3%			
Mid-State Trust Series 4, Class A			
$ 3,765,498	8.33%	04/01/2030	$ 4,125,335

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Utilities – 0.6%			
Massachusetts RRB Special Purpose Trust Series 1999-1, Class A5			
$ 6,150,000	7.03%	03/15/2012	$ 7,056,145
TOTAL ASSET-BACKED SECURITIES (Cost $142,287,990)			$ 143,003,910
Emerging Market Debt – 1.0%			
Mexico Government International Bond			
$ 3,730,000	11.38%	09/15/2016	$ 5,259,300
PDVSA Finance Ltd			
1,080,000	6.45	02/15/2004	1,080,000
Pemex Finance Ltd			
600,000	8.02	05/15/2007	661,500
700,000	9.15	11/15/2018	829,364
United Mexican States			
3,200,000	5.88	01/15/2014	3,136,000
1,430,000	8.13	12/30/2019	1,580,150
TOTAL EMERGING MARKET DEBT (Cost $11,836,912)			$ 12,546,314
Foreign Debt Obligation – 2.3%			
Government of Australia‡			
AUD35,000,000	8.75%	08/15/2008	$ 27,923,215
TOTAL FOREIGN DEBT OBLIGATION (Cost $27,442,470)			$ 27,923,215
U.S. Treasury Obligations – 9.4%			
United States Treasury Interest-Only Stripped Securities@			
$26,000,000	0.00%	02/15/2012	$ 18,153,978
27,750,000	0.00	05/15/2012	19,061,392
5,600,000	0.00	05/15/2023	1,882,104
United States Treasury Principal-Only Stripped Securities●			
300,000	0.00	11/15/2004	296,091
38,450,000	0.00	05/15/2017	19,181,168
560,000	0.00	05/15/2018	260,909
400,000	0.00	11/15/2022	138,984
4,900,000	0.00	11/15/2024	1,515,962
6,800,000	0.00	08/15/2025	2,010,080
United States Treasury Bonds			
2,000,000	9.00	11/15/2018	2,868,260
2,200,000	8.50	02/15/2020	3,054,150
7,550,000	6.88∧	08/15/2025	9,154,828
United States Treasury Notes			
26,200,000	1.63	09/30/2005	26,120,169
3,600,000	1.63	10/31/2005	3,584,672
150,000	7.00	07/15/2006	168,655
7,900,000	4.25	08/15/2013	7,870,375
TOTAL U.S. TREASURY OBLIGATIONS (Cost $115,237,124)			$ 115,321,777

Statement of Investments (continued)

October 31, 2003

Principal Amount	Interest Rate	Maturity Date		Value
Repurchase Agreement – 5.1%				
Joint Repurchase Agreement Account II△				
$63,100,000	1.06%	11/03/2003	$	63,100,000
Maturity Value: $63,105,574				
TOTAL REPURCHASE AGREEMENT				
(Cost $63,100,000)			$	63,100,000
TOTAL INVESTMENTS				
(Cost $1,342,657,056)				$1,353,426,432

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $70,275,469, which represent 5.7% of net assets as of October 31, 2003.

\# Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

∝ TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

§ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

△ Joint repurchase agreement was entered into on October 31, 2003.

● Security is issued with a zero coupon. Income is recognized through the accretion of discount.

‡ The principal amount of the security is stated in the currency in which the bond is denominated. See below:

AUD = Australian Dollar

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit
REIT   —Real Estate Investment Trust

Performance Summary

October 31, 2003

The following graph shows the value, as of October 31, 2003, of a $10,000 investment made on September 1, 1991 in Class A shares (with the maximum sales charge of 4.5%) of the Goldman Sachs Global Income Fund. For comparative purposes, the performance of the Fund's benchmark, the J.P. Morgan Global Government Bond Index hedged to U.S. Dollars (the ''JP Morgan GGB Index — $ Hedged''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemptions of Fund shares. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Performance of Class B, Class C, Institutional and Service shares will vary from Class A shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting the portfolio.

Global Income Fund's Lifetime Performance

Performance of a $10,000 Investment, Distributions Reinvested September 1, 1991 to October 31, 2003.[a]



Average Annual Total Return through October 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced August 2, 1991)				
Excluding sales charges	6.80%	6.19%	4.13%	5.45%
Including sales charges	6.40%	5.70%	3.18%	0.67%
Class B (commenced May 1, 1996)				
Excluding contingent deferred sales charges	5.83%	n/a	3.60%	4.87%
Including contingent deferred sales charges	5.83%	n/a	3.18%	−0.36%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	5.09%	n/a	3.61%	4.96%
Including contingent deferred sales charges	5.09%	n/a	3.61%	3.91%
Institutional Class (commenced August 1, 1995)	7.51%	n/a	4.80%	6.07%
Service Class (commenced March 12, 1997)	5.88%	n/a	4.27%	5.61%

(a) For comparative purposes, initial investments are assumed to be made on the first day of the month following commencement of operations.

Statement of Investments

October 31, 2003

Principal Amount*	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – 70.1%			
Australian Dollar – 4.3%			
Government of Australia			
AUD 18,000,000	8.75%	08/15/2008	$ 14,360,511
1,600,000	6.50	05/15/2013	1,191,695
			$ 15,552,206
Canadian Dollar – 2.0%			
Government of Canada			
CAD 3,600,000	6.00%	06/01/2008	$ 2,949,653
2,500,000	5.25	06/01/2013	1,952,236
2,900,000	5.75	06/01/2029	2,310,766
			$ 7,212,655
Danish Krone – 1.0%			
Kingdom of Denmark			
DKK 22,000,000	8.00%	03/15/2006	$ 3,817,966
Euro Currency – 39.4%			
Federal Republic of Germany			
EUR 4,400,000	6.88%	05/12/2005	$ 5,429,193
5,000,000	6.00	01/04/2007	6,293,015
19,900,000	5.25	01/04/2008	24,669,060
12,100,000	4.50	01/04/2013	14,300,478
11,900,000	3.75	07/04/2013	13,215,580
3,200,000	6.25	01/04/2024	4,357,636
2,050,000	5.50	01/04/2031	2,561,205
Government of France			
2,600,000	8.50	10/25/2019	4,300,270
1,500,000	8.50	04/25/2023	2,544,622
2,800,000	5.50	04/25/2029	3,495,753
Household Finance Corp.			
940,000	6.25	09/21/2005	1,153,972
Kingdom of Belgium			
4,300,000	6.50	03/31/2005	5,267,140
3,600,000	4.75	09/28/2006	4,367,922
Kingdom of Spain			
11,400,000	3.25	01/31/2005	13,379,731
Kingdom of The Netherlands			
2,000,000	3.75	07/15/2009	2,319,286
1,800,000	4.25	07/15/2013	2,075,611
Koninklijke KPN NV			
1,500,000	7.25	04/12/2006	1,900,346
Korea Development Bank			
2,420,000	4.38	09/11/2008	2,804,373
Munich RE Finance BV#			
1,730,000	6.75	06/21/2023	2,188,939
NGG Finance PLC			
1,520,000	5.25	08/23/2006	1,836,922
710,000	6.13	08/23/2011	887,290
Republic of France			
2,500,000	5.00	07/12/2005	3,016,078
Republic of Italy			
800,000	4.75	03/15/2006	967,731
2,600,000	4.38	10/25/2006	2,728,671
11,000,000	5.00	02/01/2012	13,452,279
3,000,000	6.00	05/01/2031	3,957,909
			$143,471,012

Principal Amount*	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – (continued)			
German Mark – 1.0%			
Citicorp			
DEM 4,500,000	6.25%	09/19/2009	$ 2,925,335
1,100,000	5.50	06/30/2010	684,613
			$ 3,609,948
Great Britain Pound – 5.3%			
North American Capital Corp.			
GBP 1,300,000	8.25%	11/17/2003	$ 2,207,143
United Kingdom Treasury			
400,000	6.75	11/26/2004	695,989
2,000,000	8.50	07/16/2007	3,806,831
1,200,000	7.25	12/07/2007	2,209,959
1,500,000	5.00	03/07/2012	2,537,311
1,300,000	8.75	08/25/2017	3,015,956
1,000,000	8.00	06/07/2021	2,294,149
1,600,000	4.25	03/07/2036	2,469,496
			$ 19,236,834
Japanese Yen – 15.5%			
Government of Japan			
JPY 35,000,000	0.50%	06/20/2006	$ 320,174
2,100,000,000	0.90	12/22/2008	19,289,065
4,020,000,000	1.30	06/20/2012	36,408,729
30,000,000	1.50	03/20/2019	262,723
			$ 56,280,691
Mexican Peso – 0.2%			
United Mexican States			
MXN 800,000	7.50%	04/08/2033	$ 816,800
South African Rand – 1.0%			
Republic of South Africa			
ZAR 21,000,000	13.00%	08/31/2010	$ 3,673,499
Swedish Krona – 0.4%			
Kingdom of Sweden			
SEK 11,900,000	5.50%	10/08/2012	$ 1,594,300
TOTAL FOREIGN DEBT OBLIGATIONS			
(Cost $237,654,097)			$255,265,911

Principal Amount*	Interest Rate	Maturity Date		Value
Corporate Bonds – 13.2%				
Automotive – 0.8%				
Ford Motor Credit Co.				
USD 420,000	7.25%	10/25/2011	$	426,417
1,080,000	7.00	10/01/2013		1,061,687
General Motors Acceptance Corp.				
470,000	7.00	02/01/2012		485,769
General Motors Corp.				
360,000	8.38	07/05/2033		447,696
610,000	8.38	07/15/2033		646,873
			$	3,068,442
Chemicals – 1.0%				
Air Products & Chemicals, Inc.				
USD 1,500,000	8.50%	04/01/2006	$	1,538,117
The Dow Chemical Co.				
2,170,000	5.25	05/14/2004		2,202,771
			$	3,740,888
Commercial Banks – 1.0%				
Bank of America Corp.				
USD 200,000	6.38%	05/15/2005	$	213,609
200,000	7.88	05/16/2005		218,139
150,000	7.25	10/15/2025		171,806
Citicorp				
100,000	7.20	06/15/2007		113,414
Citigroup, Inc.				
1,250,000	6.75	12/01/2005		1,362,805
DBS Group Holdings Ltd.				
1,000,000	7.88	08/10/2009		1,175,090
Wells Fargo Bank NA#				
230,000	7.80	06/15/2010		250,452
			$	3,505,315
Conglomerates – 1.3%				
Tyco International Group SA				
EUR 3,780,000	6.13%	04/04/2007	$	4,564,322
Corporate-Other – 0.2%				
France Telecom				
EUR 540,000	8.13%	01/28/2033	$	787,471
Finance Companies – 1.8%				
General Electric Capital Corp.				
USD 3,520,000	5.00%	06/15/2007	$	3,730,399
General Motors Acceptance Corp.				
450,000	7.00	11/15/2005		551,210
Washington Mutual Finance Corp.				
2,020,000	8.25	06/15/2005		2,216,759
			$	6,498,368
Food & Beverage – 0.2%				
Kraft Foods Inc.				
USD 750,000	5.25%	06/01/2007	$	793,989

Principal Amount*	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Insurance Companies – 0.7%				
American General Finance Corp.				
USD 490,000	5.75%	11/01/2003	$	490,000
Prudential Insurance Co. of America				
1,900,000	6.38	07/23/2006		2,058,371
			$	2,548,371
Media-Cable – 0.6%				
Comcast Cable Communications				
USD 1,900,000	8.38%	05/01/2007	$	2,196,301
Media-Non Cable – 0.0%				
PanAmSat Corp.				
USD 165,000	6.13%	01/15/2005	$	168,300
Mortgage Banks – 0.3%				
Countrywide Home Loans, Inc.				
USD 1,000,000	5.25%	06/15/2004	$	1,022,590
REIT – 0.6%				
EOP Operating LP				
USD 1,730,000	6.63%	02/15/2005	$	1,828,288
Liberty Property LP				
235,000	6.97	12/11/2003		236,163
			$	2,064,451
Telecommunications – 1.6%				
Bell Atlantic New Jersey, Inc.				
USD 65,000	8.00%	06/01/2022	$	76,243
British Telecommunications PLC				
1,470,000	8.13	12/15/2010		1,778,711
Deutsche Telekom AG				
1,860,000	8.25	06/15/2005		2,031,906
Sogerim				
450,000	7.00	04/20/2011		591,861
Verizon Global Funding Corp.				
1,380,000	6.13	06/15/2007		1,518,074
			$	5,996,795
Tobacco – 1.4%				
British American Tobacco Holdings BV#				
EUR 1,040,000	3.05%	07/21/2005	$	1,212,147
Imperial Tobacco Finance PLC				
250,000	6.25	06/06/2007		309,787
Imperial Tobacco Overseas BV				
1,260,000	7.13	04/01/2009		1,421,013
Philip Morris Companies, Inc.				
1,850,000	7.50	04/01/2004		1,884,639
95,000	6.95	06/01/2006		99,750
			$	4,927,336
Utilities – 0.4%				
First Energy Corp.				
USD 690,000	7.38%	11/15/2031	$	739,819
Olivetti Finance NV				
530,000	7.75	01/24/2033		746,251
			$	1,486,070

Statement of Investments (continued)

October 31, 2003

Principal Amount*	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Yankee Banks – 1.3%			
Merita Bank Ltd.			
USD 1,010,000	6.50%	04/01/2009	$ 1,132,178
National Westminster Bank PLC#			
370,000	7.75	04/29/2049	424,247
Santander Financial Issuances			
1,100,000	7.88	04/15/2005	1,189,120
Sparebanken Rogaland†#			
1,800,000	9.20	08/18/2004	1,883,068
			$ 4,628,613
TOTAL CORPORATE BONDS			
(Cost $44,484,373)			$ 47,997,622
Agency Debentures – 1.3%			
Federal Home Loan Mortgage Corp.			
USD 4,700,000	5.13%	08/20/2012	$ 4,692,480
TOTAL AGENCY DEBENTURES			
(Cost $4,669,787)			$ 4,692,480
Mortgage-Backed Obligations – 0.4%			
Planned Amortization Class (PAC) CMOs – 0.4%			
Federal Home Loan Mortgage Corp. Series 1623, Class PG			
USD 1,361,972	3.00%	07/15/2021	$ 1,366,946
TOTAL MORTGAGE-BACKED OBLIGATIONS			
(Cost $1,189,704)			$ 1,366,946

Principal Amount*	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 11.0%			
United States Treasury Interest-Only Stripped Securities@			
USD 300,000	0.00%	02/15/2013	$ 197,124
400,000	0.00	02/15/2014	246,596
United States Treasury Principal-Only Stripped Securities●			
1,520,000	0.00	11/15/2009	1,209,266
6,210,000	0.00	05/15/2020	2,531,941
1,000,000	0.00	05/15/2021	382,450
1,720,000	0.00	11/15/2021	636,778
1,000,000	0.00	11/15/2022	347,460
2,070,000	0.00	11/15/2024	640,417
2,400,000	0.00	08/15/2025	709,440
1,500,000	0.00	08/15/2026	420,585
3,210,000	0.00	11/15/2026	885,286
United States Treasury Bonds			
2,300,000	8.88	08/15/2017	3,239,228
1,400,000	8.13	08/15/2019	1,879,276
3,000,000	6.88	08/15/2025	3,637,680
100,000	6.25	05/15/2030	114,328
United States Treasury Notes			
6,000,000	2.88	06/30/2004	6,070,140
11,000,000	6.75	05/15/2005	11,861,960
500,000	4.63	05/15/2006	530,740
2,630,000	2.63	05/15/2008	2,578,583
1,700,000	3.88	02/15/2013	1,652,859
300,000	4.25	08/15/2013	298,875
TOTAL U.S. TREASURY OBLIGATIONS			
(Cost $39,448,480)			$ 40,071,012

Contracts*	Exercise Rate	Expiration Date	Value
Options Purchased – 0.1%			
Cross Currency Option Call KRW 3,875,000 Put USD 3,355	1,155.00	11/26/2003	$ 11,102
Cross Currency Option Call JPY 5,047,000 Put CHF 61,549	82.00	11/19/2003	34,828
Cross Currency Option Call THB 2,119,000 Put USD 51,683	41.00	11/28/2003	63,718
Cross Currency Option Call THB 2,019,000 Put USD 49,852	40.50	12/12/2003	29,225
Cross Currency Option Call THB 1,817,000 Put USD 44,317	41.00	11/26/2003	54,201
TOTAL OPTIONS PURCHASED (Cost $126,937)			$ 193,074

Principal Amount*	Interest Rate	Maturity Date	Value
Short-Term Obligations – 0.5%			
State Street Bank & Trust Euro – Time Deposit USD 1,815,000	0.94%	11/03/2003	$ 1,815,000
TOTAL SHORT-TERM OBLIGATIONS (Cost $1,815,000)			$ 1,815,000
TOTAL INVESTMENTS (Cost $327,538,634)			$351,402,045

* The principal amount of each security or contract is stated in the currency in which the bond/option is denominated. See below.

AUD = Australian Dollar
CAD = Canadian Dollar
CHF = Swiss Franc
DKK = Danish Krone
DEM = German Mark
EUR = Euro Currency
GBP = Great Britain Pound
JPY = Japanese Yen
KRW = South Korean Won
MXN = Mexican Peso
SEK = Swedish Krona
THB = Thailand Baht
USD = United States Dollar
ZAR = South African Rand

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $1,883,068, which represents 0.5% of net assets as of October 31, 2003.

Variable rate security. Interest rate disclosed is that which is in effect at October 31, 2003.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

October 31, 2003

	Enhanced Income Fund
Assets:	
Investment in securities, at value (identified cost $1,477,896,119, $2,657,477,496, $874,286,679, $568,206,302, $1,279,557,056 and $327,538,634)	$1,499,538,873
Repurchase Agreement, at cost	23,800,000
Cash[a]	3,334,366
Foreign currencies, at value (Core Fixed Income only identified cost $11,024)	—
Receivables:	
Investment securities sold, at value	—
Interest, at value	15,308,361
Fund shares sold	16,460,844
Forward foreign currency exchange contracts, at value	—
Variation margin	—
Reimbursement from investment adviser	37,181
Other assets, at value	11,360
Total assets	1,558,490,985
Liabilities:	
Due to custodian, at value	—
Payables:	
Investment securities purchased, at value	6,000,000
Income distribution	290,091
Fund shares repurchased	15,416,035
Amounts owed to affiliates	451,098
Forward foreign currency exchange contracts, at value	—
Variation margin	434,547
Swap interest due to counterparty	—
Swap contracts, at value	—
Accrued expenses and other liabilities, at value	102,361
Total liabilities	22,694,132
Net Assets:	
Paid-in capital	1,584,533,563
Accumulated undistributed net investment income	3,273,008
Accumulated net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(71,853,212)
Net unrealized gain (loss) on investments, options, futures, swaps and translation of assets and liabilities denominated in foreign currencies	19,843,494
NET ASSETS	$1,535,796,853
Net asset value, offering and redemption price per share:[b]	
Class A	$9.99
Class B	—
Class C	—
Institutional	$9.98
Administration	$9.99
Service	—
Shares outstanding:	
Class A	37,871,393
Class B	—
Class C	—
Institutional	110,917,741
Administration	5,051,522
Service	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	153,840,656

(a) Includes restricted cash of $27,486,000 on deposit with the swap counterparty as collateral for the Goldman Sachs Core Fixed Income Fund.

(b) Maximum public offering price per share for Class A shares of the Enhanced Income and Ultra-Short Duration Government (NAV per share multiplied by 1.0152), Short Duration Government (NAV per share multiplied by 1.0204), Government Income, Core Fixed Income and Global Income Funds (NAV per share multiplied by 1.0471) is $10.14, $9.61, $10.19, $15.58, $10.80 and $15.07, respectively. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
$2,644,002,445	$ 871,809,355	$ 569,263,574	$1,290,326,432	$ 351,402,045
166,500,000	50,900,000	63,600,000	63,100,000	—
—	—	884,661	24,941,195	—
—	—	—	12,716	—
32,408,723	24,081,837	162,611,554	471,882,566	18,577,632
14,748,707	5,439,087	3,402,172	9,064,336	6,811,641
3,928,508	1,281,131	1,940,522	11,421,416	822,409
—	—	—	—	4,663,456
—	46,594	157,554	1,148,671	1,976,113
—	42,870	47,707	—	22,156
3,410	—	—	1,779	—
2,861,591,793	953,600,874	801,907,744	1,871,899,111	384,275,452
16,331,412	1,366,671	—	—	291,551
4,416,297	27,293,026	212,129,412	628,398,733	16,137,835
2,266,374	534,586	125,597	1,228,556	—
32,614,837	4,183,760	1,584,289	2,476,871	532,125
1,357,736	708,580	477,243	664,852	389,396
—	—	—	848,828	2,939,750
223,109	—	—	—	—
—	—	—	2,966,643	—
—	—	—	10,476,951	—
146,597	102,553	90,853	123,098	99,238
57,356,362	34,189,176	214,407,394	647,184,532	20,389,895
2,922,139,717	929,789,478	580,307,189	1,183,141,115	374,315,768
12,125,443	1,693,719	1,005,167	2,156,464	27,164,048
(115,649,962)	(9,108,300)	4,818,799	40,008,764	(63,546,840)
(14,379,767)	(2,963,199)	1,369,195	(591,764)	25,952,581
$2,804,235,431	$ 919,411,698	$ 587,500,350	$1,224,714,579	$ 363,885,557
$9.47	$9.99	$14.88	$10.31	$14.39
—	$9.95	$14.88	$10.35	$14.34
—	$9.93	$14.87	$10.35	$14.32
$9.48	$9.96	$14.85	$10.35	$14.37
—	—	—	—	—
$9.50	$9.95	$14.85	$10.35	$14.36
81,212,809	31,784,470	24,061,312	43,158,852	15,609,225
—	5,082,253	2,965,053	3,586,387	2,588,470
—	13,101,533	1,595,315	2,454,461	785,015
207,504,184	41,681,251	10,172,472	67,184,978	6,289,090
—	—	—	—	—
7,105,901	618,660	706,566	2,109,877	42,438
295,822,894	92,268,167	39,500,718	118,494,555	25,314,238

Statements of Operations

For the Year Ended October 31, 2003

	Enhanced Income Fund
Investment income:	
Interest[(a)]	$ 84,155,609
Total income	84,155,609
Expenses:	
Management fees	5,379,887
Distribution and service fees[(b)]	1,566,094
Transfer agent fees[(b)]	1,800,438
Custody and accounting fees	309,634
Registration fees	61,075
Printing fees	57,965
Professional fees	40,193
Service share fees	—
Trustee fees	10,986
Administration share fees	48,643
Other	76,776
Total expenses	9,351,691
Less — expense reductions	(1,324,403)
Net Expenses	8,027,288
NET INVESTMENT INCOME	76,128,321
Realized and unrealized gain (loss) on investment, options, futures, swaps and foreign currency related transactions:	
Net realized gain (loss) from:	
Investment transactions	17,867,733
Options written	—
Futures transactions	(27,579,475)
Swap contracts	—
Foreign currency related transactions	—
Net change in unrealized gain (loss) on:	
Investments	(29,299,497)
Futures	11,449,987
Swap contracts	—
Translation of assets and liabilities denominated in foreign currencies	—
Net realized and unrealized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(27,561,252)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 48,567,069

(a) Net of $37,525 in foreign withholding tax for the Global Income Fund.

(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees					
Fund	**Class A**	**Class B**	**Class C**	**Class A**	**Class B**	**Class C**	**Institutional**	**Administration**	**Service**
Enhanced Income Fund	$1,566,094	$ —	$ —	$1,190,231	$ —	$ —	$ 602,424	$ 7,783	$ —
Ultra-Short Duration Fund	2,709,156	—	—	2,058,958	—	—	1,053,416	—	27,439
Short Duration Fund	741,540	555,152	1,264,238	563,571	105,479	240,205	159,341	—	4,021
Government Income Fund	777,036	521,718	264,919	590,548	99,126	50,334	55,940	—	4,905
Core Fixed Income Fund	977,764	390,869	237,261	743,101	74,265	45,079	291,225	—	9,811
Global Income Fund	1,269,918	389,596	117,905	482,569	74,023	22,402	45,387	—	365

The accompanying notes are an integral part of these financial statements.

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
	$128,909,652	$ 39,072,730	$ 20,360,066	$ 58,606,290	$ 18,865,599
	128,909,652	39,072,730	20,360,066	58,606,290	18,865,599
	15,143,195	4,434,803	3,520,334	4,826,035	3,772,021
	2,709,156	2,560,930	1,563,673	1,605,894	1,777,419
	3,139,813	1,072,617	800,853	1,163,481	624,746
	485,834	254,265	216,776	404,010	397,310
	98,619	118,831	79,436	81,522	61,468
	51,038	46,975	45,610	46,975	45,610
	40,694	40,324	40,423	41,572	42,845
	342,986	50,263	61,303	122,639	4,567
	10,986	10,986	10,986	10,986	10,986
	—	—	—	—	—
	112,478	73,090	68,451	77,114	54,083
	22,134,799	8,663,084	6,407,845	8,380,228	6,791,055
	(23,429)	(576,243)	(1,018,767)	(14,110)	(1,627,079)
	22,111,370	8,086,841	5,389,078	8,366,118	5,163,976
	106,798,282	30,985,889	14,970,988	50,240,172	13,701,623
	7,579,512	(3,565,190)	8,710,531	23,854,565	15,924,427
	—	—	—	—	9,804
	(27,420,420)	3,361,114	(524,980)	2,287,892	(599,119)
	—	—	—	15,244,003	—
	—	—	—	(335,856)	(16,110,982)
	(36,497,223)	(11,912,910)	(9,835,145)	(6,252,063)	4,601,259
	9,255,516	(1,698,588)	1,132,985	2,607,316	382,829
	—	—	—	(6,809,781)	—
	—	—	—	(837,369)	5,967,126
	(47,082,615)	(13,815,574)	(516,609)	29,758,707	10,175,344
	$ 59,715,667	$ 17,170,315	$ 14,454,379	$ 79,998,879	$ 23,876,967

Statements of Changes in Net Assets

For the Year Ended October 31, 2003

	Enhanced Income Fund
From operations:	
Net investment income	$ 76,128,321
Net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(9,711,742)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	(17,849,510)
Net increase in net assets resulting from operations	48,567,069
Distributions to shareholders:	
From net investment income	
Class A Shares	(20,331,328)
Class B Shares	—
Class C Shares	—
Institutional Shares	(54,132,455)
Administration Shares	(636,079)
Service Shares	—
From net realized gains	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	(75,099,862)
From share transactions:	
Proceeds from sales of shares	1,887,117,875
Reinvestment of dividends and distributions	66,529,827
Cost of shares repurchased	(3,292,429,285)
Net increase (decrease) in net assets resulting from share transactions	(1,338,781,583)
TOTAL INCREASE (DECREASE)	(1,365,314,376)
Net assets:	
Beginning of year	2,901,111,229
End of year	$ 1,535,796,853
Accumulated undistributed net investment income	$ 3,273,008

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
$ 106,798,282	$ 30,985,889	$ 14,970,988	$ 50,240,172	$ 13,701,623
(19,840,908)	(204,076)	8,185,551	41,050,604	(775,870)
(27,241,707)	(13,611,498)	(8,702,160)	(11,291,897)	10,951,214
59,715,667	17,170,315	14,454,379	79,998,879	23,876,967
(36,758,337)	(9,958,624)	(10,482,880)	(15,224,632)	(12,518,641)
—	(1,549,635)	(1,397,916)	(1,222,253)	(1,739,113)
—	(3,319,698)	(705,656)	(743,228)	(525,346)
(99,636,791)	(14,956,513)	(5,235,819)	(31,167,480)	(6,351,427)
—	—	—	—	—
(2,235,538)	(334,558)	(410,300)	(924,649)	(45,398)
—	—	(282,318)	(1,155,334)	—
—	—	(57,041)	(133,823)	—
—	—	(27,650)	(74,023)	—
—	—	(106,723)	(2,746,496)	—
—	—	(14,099)	(109,857)	—
(138,630,666)	(30,119,028)	(18,720,402)	(53,501,775)	(21,179,925)
3,857,993,633	906,757,628	602,412,055	655,115,170	141,173,543
106,769,668	22,752,384	16,723,406	38,502,701	17,820,233
(4,765,319,628)	(681,167,411)	(444,591,828)	(630,905,538)	(247,456,671)
(800,556,327)	248,342,601	174,543,633	62,712,333	(88,462,895)
(879,471,326)	235,393,888	170,277,610	89,209,437	(85,765,853)
3,683,706,757	684,017,810	417,222,740	1,135,505,142	449,651,410
$ 2,804,235,431	$919,411,698	$ 587,500,350	$1,224,714,579	$ 363,885,557
$ 12,125,443	$ 1,693,719	$ 1,005,167	$ 2,156,464	$ 27,164,048

Statements of Changes in Net Assets

For the Year Ended October 31, 2002

	Enhanced Income Fund
From operations:	
Net investment income	$ 87,237,109
Net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(60,918,293)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	26,218,713
Net increase in net assets resulting from operations	52,537,529
Distributions to shareholders:	
From net investment income	
Class A shares	(19,793,051)
Class B shares	—
Class C shares	—
Institutional shares	(65,322,253)
Administration shares	(322,450)
Service shares	—
From net realized gains	
Class A shares	—
Class B shares	—
Class C shares	—
Institutional shares	—
Administration shares	—
Service shares	—
Total distributions to shareholders	(85,437,754)
From share transactions:	
Proceeds from sales of shares	4,506,992,529
Reinvestment of dividends and distributions	79,936,959
Cost of shares repurchased	(2,617,605,588)
Net increase (decrease) in net assets resulting from share transactions	1,969,323,900
TOTAL INCREASE (DECREASE)	1,936,423,675
Net assets:	
Beginning of year	964,687,554
End of year	$ 2,901,111,229
Accumulated undistributed (distributions in excess of) net investment income	$ 2,244,549

(a) Effective July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.

	Ultra-Short Duration[a] Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
	$ 71,329,080	$ 18,368,143	$ 11,358,616	$ 50,156,781	$ 16,717,195
	(35,737,766)	6,219,104	2,484,839	6,340,846	(22,257,594)
	11,920,206	2,506,099	3,086,385	(14,456,513)	10,767,313
	47,511,520	27,093,346	16,929,840	42,041,114	5,226,914
	(19,046,506)	(6,352,129)	(7,594,281)	(11,472,281)	(9,967,059)
	—	(1,017,591)	(1,438,662)	(1,279,956)	(1,140,026)
	—	(1,482,253)	(599,673)	(654,125)	(331,240)
	(60,371,480)	(11,769,264)	(2,010,326)	(35,428,999)	(6,700,789)
	—	—	—	—	—
	(1,371,303)	(354,197)	(407,255)	(1,350,549)	(54,535)
	—	—	(1,487,583)	(570,720)	—
	—	—	(360,836)	(83,157)	—
	—	—	(153,519)	(38,353)	—
	—	—	(409,596)	(1,854,157)	—
	—	—	—	—	—
	—	—	(90,873)	(85,623)	—
	(80,789,289)	(20,975,434)	(14,552,604)	(52,817,920)	(18,193,649)
	5,006,107,081	676,659,618	376,474,236	841,685,991	110,656,381
	64,446,144	15,542,700	12,055,092	40,773,780	15,510,645
	(1,722,791,632)	(352,659,853)	(207,673,414)	(421,411,541)	(174,177,443)
	3,347,761,593	339,542,465	180,855,914	461,048,230	(48,010,417)
	3,314,483,824	345,660,377	183,233,150	450,271,424	(60,977,152)
	369,222,933	338,357,433	233,989,590	685,233,718	510,628,562
	$ 3,683,706,757	$684,017,810	$ 417,222,740	$1,135,505,142	$ 449,651,410
	$ (426,679)	$ 242,922	$ 303,490	$ (318,942)	$ 4,217,947

Notes to Financial Statements

October 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes Goldman Sachs Enhanced Income Fund (Enhanced Income), Goldman Sachs Ultra-Short Duration Government Fund (Ultra-Short Duration Government), Goldman Sachs Short Duration Government Fund (Short Duration Government), Goldman Sachs Government Income Fund (Government Income), Goldman Sachs Core Fixed Income Fund (Core Fixed Income) and Goldman Sachs Global Income Fund (Global Income), (collectively, the ''Funds'' or individually a ''Fund''). Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income and Core Fixed Income are diversified portfolios of the Trust whereas Global Income is a non-diversified portfolio. Enhanced Income offers three classes of shares — Class A, Institutional and Administration. Ultra-Short Duration Government offers three classes of shares — Class A, Institutional and Service. Government Income, Short Duration Government, Core Fixed Income and Global Income offer five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined Net Asset Value (NAV) unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with the applicable regulatory guidance.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims where applicable. Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

Certain mortgage security paydown gains and losses are taxable as ordinary income (loss). Such paydown gains and losses increase or decrease taxable ordinary income available for distribution and are classified as interest income in the accompanying Statements of Operations. Original issue discounts (OID) on debt securities are amortized to interest income over the life of the security with a corresponding increase in the cost basis of that security. Market discounts and market premiums on debt securities are amortized to interest income over the expected life of the security with a corresponding adjustment in the cost basis of that security.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of a Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective distribution and service plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Administration Shares bear all expenses and fees relating to their Administration Plan. Each class of shares of the Funds separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and sale of investments; (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of interest recorded and the amounts actually received.

F. Mortgage Dollar Rolls — The Funds may enter into mortgage ''dollar rolls'' in which the Funds sell securities in the current month for delivery and simultaneously contract with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. For financial reporting and tax reporting purposes, the Funds treat mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

G. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, swap contracts, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

H. Forward Sales Contracts — The Funds may enter into forward security sales of mortgage-backed securities in which the Funds sell securities in the current month for delivery of securities defined by pool stipulated characteristics on a specified future date. The value of the contract is recorded as a liability on the Fund's records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security.

I. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

Notes to Financial Statements (continued)

October 31, 2003


3. AGREEMENTS


Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM'') effective at the end of April 2003 and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Enhanced Income, Government Income, and Core Fixed Income Funds. The fees payable under the Agreements, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. GSAM is an affiliate of Goldman Sachs and currently serves as the investment adviser to the Ultra-Short Duration Government Fund and Short Duration Government Fund. Goldman Sachs Asset Management International (''GSAMI''), an affiliate of GSAM, serves as the investment adviser for Global Income. Under the Agreements, the respective adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios.

As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the adviser is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds average daily net assets.

For the year ended October 31, 2003, the advisers for the Enhanced Income, Government Income and Global Income Funds have voluntarily agreed to waive a portion of their Management Fee, equal to an annual percentage rate of each Fund's average daily net assets. The advisers may discontinue or modify these waivers in the future at their discretion.

Additionally, each adviser has voluntarily agreed to limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation, service share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund.

For the year ended October 31, 2003, the Funds' Management Fees, Management Fee waivers and expense limitations (rounded) as an annual percentage rate of average daily net assets is as follows:

| | Management Fee | | Other |
| | Contractual | Waiver | Expense |
Fund	Annual Rate	Annual Rate	Limit
Enhanced Income	0.25%	0.05%	0.01%
Ultra-Short Duration Government	0.40	—	0.05
Short Duration Government	0.50	—	0.00
Government Income	0.65	0.11	0.00
Core Fixed Income	0.40	—	0.10
Global Income	0.90	0.25	0.00

3. AGREEMENTS (continued)

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended October 31, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

Fund	Sales Load Class A	Contingent Deferred Sales Charge	
		Class B	Class C
Enhanced Income	$ 4,200	N/A	N/A
Ultra-Short Duration Government	128,100	N/A	N/A
Short Duration Government	193,900	—	—
Government Income	128,700	$ 200	$27,900
Core Fixed Income	815,400	200	400
Global Income	58,600	200	—

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25% for Enhanced Income and Ultra-Short Duration Government Funds Class A shares and 0.25%, 0.75% and 0.75% of each of the other Funds' average daily net assets attributable to Class A, Class B and Class C shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive under the Plans a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Short Duration Government, Government Income, Core Fixed Income and Global Income Funds average daily net assets attributable to Class A (Global Income only), Class B or Class C Shares. For the year ended October 31, 2003, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B shares of Short Duration Government. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs also serves as Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C shares and 0.04% of the average daily net assets for Administration (Enhanced Income only), Institutional and Service shares.

The Trust, on behalf of the Funds, has adopted a Service Plan and Shareholder Administration Plan for Service shares. In addition, the Trust on behalf of Enhanced Income Fund has adopted an Administration plan for Administration shares. These plans allow for Service and Administration shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan, Shareholder Administration Plan and Administration Plan provide for compensation to the service organizations in an amount up to, on an annual basis, 0.25%, 0.25% and 0.25%, respectively, of the average daily net asset value of each share class.

Notes to Financial Statements (continued)

October 31, 2003

3. AGREEMENTS (continued)

For the year ended October 31, 2003, the advisors and distributor have voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction of the Funds' expenses. For the year ended October 31, 2003, expense reductions were as follows (in thousands):

	Waivers				
Fund	Management Fees	Class B Distribution and Service Fees	Other Expense Reimbursement	Custody Credit	Total Expense Reductions
Enhanced Income	$1,076	$ —	$231	$17	$1,324
Ultra-Short Duration Government	—	—	—	23	23
Short Duration Government	—	83	492	1	576
Government Income	596	—	420	3	1,019
Core Fixed Income	—	—	—	14	14
Global Income	1,048	—	575	4	1,627

At October 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Enhanced Income	$ 264	$ 84	$103	$ 451
Ultra-Short Duration Government	985	172	201	1,358
Short Duration Government	395	218	96	709
Government Income	269	134	74	477
Core Fixed Income	413	147	105	665
Global Income	203	138	48	389

4. PORTFOLIO SECURITY TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the year ended October 31, 2003, were as follows:

Fund	Purchases of U.S. Government and agency obligations	Purchases (excluding U.S. Government and agency obligations)	Sales and maturities of U.S. Government and agency obligations	Sales and maturities (excluding U.S. Government and agency obligations)
Enhanced Income	$ 627,235,016	$237,541,445	$1,247,447,615	$673,095,150
Ultra-Short Duration Government	3,524,772,789	748,469,829	3,058,999,735	608,221,161
Short Duration Government	2,015,062,324	—	1,571,298,462	246,791
Government Income	2,838,647,189	100,692,961	2,605,873,172	77,478,334
Core Fixed Income	6,336,691,499	814,554,766	6,229,762,714	689,438,952
Global Income	24,414,937	392,125,227	79,990,601	475,365,557

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Option Accounting Principles — When the Fund writes call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Fund has purchased expires on the stipulated expiration date, the Fund will realize a loss in the amount of the cost of the option. If the Fund enters into a closing sale transaction, the Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Fund exercises a purchased put option, the Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a purchased call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid.

For the year ended October 31, 2003, Global Income had the following written options activity:

	Number	Value
Contracts Outstanding October 31, 2003	—	$ —
Contracts written	1,850	9,804
Contracts expired	(1,850)	(9,804)
Contracts outstanding October 31, 2003	—	$ —

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates (in the case of Core Fixed Income and Global Income) or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss.

For the year ended October 31, 2003, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income, and Core Fixed Income paid commissions of approximately $262,000, $533,000, $176,000, $89,000 and $175,000 respectively, in connection with futures contracts entered into with Goldman Sachs.

Notes to Financial Statements (continued)

October 31, 2003

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

At October 31, 2003, the following futures contracts were open as follows:

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
Enhanced Income Fund	Eurodollars	825	December 2003	$ 203,795,625	$ 256,563
	Eurodollars	930	March 2003	229,372,875	(51,900)
	Eurodollars	190	June 2003	46,716,250	82,175
	Eurodollars	(100)	December 2004	(24,373,750)	(245,500)
	2 Year U.S. Treasury Notes	(1,238)	December 2003	(265,512,313)	(176,061)
	5 Year U.S. Treasury Notes	(2,101)	December 2003	(234,918,063)	(1,664,537)
				$ (44,919,376)	$ (1,799,260)
Ultra-Short Duration Government Fund	Eurodollars	1,765	December 2003	$ 435,999,125	$ 268,875
	Eurodollars	1,030	March 2004	254,036,625	316,725
	Eurodollars	205	June 2004	50,404,375	68,989
	U.S. Treasury Bonds	350	December 2003	38,051,563	270,811
	10 Year U.S. Treasury Notes	1,100	December 2003	123,526,562	974,611
	2 Year U.S. Treasury Notes	(500)	December 2003	(107,234,375)	109,958
	5 Year U.S. Treasury Notes	(5,033)	December 2003	(562,752,313)	(2,914,685)
				$ 232,031,562	$ (904,716)
Short Duration Government Fund	Eurodollars	70	September 2004	$ 17,140,375	$ 100,775
	Eurodollars	40	December 2004	9,749,500	(820)
	Eurodollars	40	March 2005	9,709,000	(3,320)
	Eurodollars	40	June 2005	9,673,000	(4,700)
	Eurodollars	40	September 2005	9,641,000	(6,700)
	Eurodollars	(100)	December 2003	(24,702,500)	(23,000)
	Eurodollars	(40)	March 2004	(9,865,500)	5,020
	Eurodollars	(40)	June 2004	(9,835,000)	11,430
	U.S. Treasury Bonds	115	December 2003	12,502,656	227,668
	2 Year U.S. Treasury Notes	2,244	December 2003	481,267,875	1,027,030
	5 Year U.S. Treasury Notes	(1,610)	December 2003	(180,018,125)	(1,467,298)
	10 Year U.S. Treasury Notes	296	December 2003	33,239,875	204,716
	10 Year Interest Rate Swap	(249)	December 2003	(27,288,844)	(556,676)
				$ 331,213,312	$ (485,875)
Government Income Fund	Eurodollars	180	June 2004	$ 44,257,500	$ 59,985
	Eurodollars	6	September 2004	1,469,175	6,299
	Eurodollars	6	December 2004	1,462,425	6,945
	Eurodollars	6	March 2005	1,456,350	6,795
	Eurodollars	6	June 2005	1,450,950	7,395
	Eurodollars	6	September 2005	1,446,150	7,470
	Eurodollars	6	December 2005	1,442,175	7,320
	Eurodollars	6	March 2006	1,438,575	7,545
	Eurodollars	(40)	March 2004	(9,865,500)	5,020
	U.S. Treasury Bonds	260	December 2003	28,266,875	449,476
	2 Year U.S. Treasury Notes	47	December 2003	10,080,031	26,546
	5 Year U.S. Treasury Notes	(378)	December 2003	(42,265,125)	(125,883)
	10 Year U.S. Treasury Notes	261	December 2003	29,309,484	150,022
	10 Year Interest Rate Swap	(136)	December 2003	(14,904,750)	(303,012)
				$ 55,044,315	$ 311,923
Core Fixed Income Fund	3 Year Australian Bond	150	June 2004	$ 10,738,104	$ (73,723)
	Eurodollar	365	June 2004	89,744,375	121,636
	Eurodollar	(120)	December 2003	(29,643,000)	4,650
	Eurodollar	(110)	March 2004	(27,130,125)	19,780
	U.S. Treasury Bonds	779	December 2003	84,691,906	138,209
	2 Year U.S. Treasury Notes	338	December 2003	72,490,438	141,029
	5 Year U.S. Treasury Notes	207	December 2003	23,144,063	(140,178)
	10 Year U.S. Treasury Notes	1,486	December 2003	166,873,156	524,806
				$ 390,908,917	$ 736,209

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
Global Income Fund	10 Year U.S. Treasury Notes	591	December 2003	$ 66,367,453	$ 529,953
	20 Year U.S. Treasury Bonds	20	December 2003	2,174,375	(46,875)
	Long Gilt Future	12	December 2003	2,332,831	(64,921)
	5 Year U.S. Treasury Notes CBT	(829)	December 2003	(92,692,563)	(452,594)
	10 Year Euro Bonds	(155)	December 2003	(20,316,141)	180,130
	10 Year Japan Bonds	4	December 2003	4,983,306	58,487
				$ (37,150,739)	$ 204,180

Forward Foreign Currency Exchange Contracts — Core Fixed Income and Global Income may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. Core Fixed Income and Global Income may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. The Funds record realized gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At October 31, 2003, Core Fixed Income had outstanding forward foreign currency exchange contracts to sell foreign currencies as follows:

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar expiring 11/26/03	$ 27,672,648	$ 28,521,476	$ —	$ 848,828

At October 31, 2003, Global Income had outstanding forward foreign currency exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar				
expiring 1/22/04	$ 15,045,271	$ 15,363,530	$ 318,259	$ —
British Pounds				
expiring 1/22/04	17,192,312	17,393,140	200,828	—
expiring 1/22/04	1,348,030	1,343,137	—	4,893
Canadian Dollar				
expiring 1/22/04	1,094,080	1,094,405	325	—
expiring 1/22/04	1,431,000	1,417,914	—	13,086
Chilean Peso				
expiring 11/10/03	2,386,000	2,537,902	151,902	—
expiring 11/12/03	2,846,000	2,964,024	118,024	—
expiring 12/9/03	566,000	591,395	25,395	—
expiring 2/3/04	2,125,000	2,130,251	5,251	—
Euro Currency				
expiring 1/22/04	10,368,561	10,220,908	—	147,653
Hong Kong Dollar				
expiring 11/7/03	1,471,000	1,477,464	6,464	—
expiring 11/7/03	14,693,750	14,660,952	—	32,798

Notes to Financial Statements (continued)

October 31, 2003

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Iceland Krona				
expiring 1/22/04	$ 805,736	$ 808,952	$ 3,216	$ —
Israeli Shekel				
expiring 1/22/04	994,651	984,242	—	10,409
Japanese Yen				
expiring 1/22/04	19,066,024	18,942,742	—	123,282
Mexican Peso				
expiring 1/22/04	4,457,774	4,489,139	31,365	—
Polish Zloty				
expiring 1/22/04	807,569	794,088	—	13,481
Russian Ruble				
expiring 12/10/03	12,213,000	12,348,543	135,543	—
Singapore Dollar				
expiring 1/21/04	2,345,101	2,341,120	—	3,981
Slovakian Koruna				
expiring 1/22/04	1,709,817	1,703,733	—	6,084
South Korean Won				
expiring 11/3/03	2,731,000	2,743,527	12,527	—
expiring 11/19/03	1,797,113	1,754,473	—	42,640
expiring 11/25/03	1,985,000	1,977,335	—	7,665
expiring 11/26/03	1,813,000	1,769,222	—	43,778
Swedish Krona				
expiring 12/18/03	10,585,331	10,560,002	—	25,329
expiring 1/22/04	22,268,035	21,912,750	—	355,285
Taiwan Dollar				
expiring 11/25/03	1,669,000	1,676,386	7,386	—
expiring 11/26/03	2,039,000	2,044,382	5,382	—
expiring 11/12/03	1,809,000	1,807,581	—	1,419
Thailand Baht				
expiring 11/28/03	741,650	773,033	31,383	—
expiring 12/8/03	997,000	1,034,811	37,811	—
expiring 12/16/03	7,866,894	7,819,754	—	47,140
TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS	**$169,268,699**	**$169,480,837**	**$1,091,061**	**$878,923**

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar				
expiring 11/26/03	$ 14,233,226	$ 14,672,667	$ —	$ 439,441
expiring 1/22/04	874,597	901,828	—	27,231
British Pounds				
expiring 11/21/03	20,526,120	20,863,148	—	337,028
Canadian Dollar				
expiring 12/19/03	7,189,309	7,382,136	—	192,827
expiring 1/22/04	4,547,000	4,577,043	—	30,043
Chilean Peso				
expiring 11/10/03	2,494,000	2,573,849	—	79,849
Czech Koruna				
expiring 1/22/04	696,000	693,311	2,689	—
Danish Krone				
expiring 11/25/03	3,980,235	3,929,007	51,228	—

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 11/25/03	$163,348,360	$161,266,571	$2,081,789	$ —
expiring 1/22/04	14,275,014	14,205,673	69,341	—
expiring 1/22/04	722,293	722,773	—	480
Hong Kong Dollar				
expiring 11/7/03	16,070,472	16,138,416	—	67,944
Japanese Yen				
expiring 12/5/03	57,327,699	56,476,662	851,037	—
expiring 1/22/04	3,440,000	3,424,951	15,049	—
expiring 1/22/04	3,448,632	3,454,731	—	6,099
Mexican Peso				
expiring 1/22/04	4,525,127	4,595,497	—	70,370
New Zealand Dollar				
expiring 1/22/04	2,761,772	2,813,724	—	51,952
Norwegian Krone				
expiring 12/1/03	6,911,353	6,890,814	20,539	—
Polish Zloty				
expiring 1/22/04	2,072,000	2,035,988	36,012	—
Singapore Dollar				
expiring 1/21/04	12,636,373	12,640,961	—	4,588
South African Rand				
expiring 12/11/03	3,617,506	3,685,231	—	67,725
expiring 1/22/04	888,000	921,452	—	33,452
South Korean Won				
expiring 11/3/03	2,404,000	2,342,449	61,551	—
expiring 11/17/03	178,052	172,906	5,146	—
expiring 11/19/03	1,780,000	1,767,592	12,408	—
expiring 11/3/03	352,000	353,246	—	1,246
expiring 11/19/03	1,749,000	1,752,189	—	3,189
expiring 11/25/03	863,000	865,592	—	2,592
Russian Ruble				
expiring 12/8/03	838,000	834,001	3,999	—
expiring 12/10/03	7,830,000	7,820,253	9,747	—
Swedish Krona				
expiring 1/22/04	3,440,000	3,403,644	36,356	—
expiring 12/18/03	11,542,173	12,036,092	—	493,919
Swiss Franc				
expiring 1/22/04	17,327,184	17,109,998	217,186	—
Taiwan Dollar				
expiring 11/26/03	2,020,000	2,025,263	—	5,263
Thailand Baht				
expiring 12/2/03	1,752,716	1,801,482	—	48,766
expiring 12/16/03	495,328	516,719	—	21,391
expiring 1/22/04	4,136,000	4,138,597	—	2,597
TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS	$403,292,541	$401,806,456	$3,474,077	$ 1,987,992

Notes to Financial Statements (continued)

October 31, 2003

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Foreign Forward Currency Cross Contracts (Purchase/Sale)	Purchase Current Value	Sale Current Value	Unrealized Gain	Unrealized Loss
Czech Koruna/Euro Currency				
expiring 1/22/04	$ 1,718,459	$ 1,737,576	$ 19,117	$ —
Euro Currency/Czech Koruna				
expiring 1/22/04	1,737,576	1,725,050	—	12,526
Euro Currency/Polish Zloty				
expiring 1/22/04	1,540,197	1,527,785	—	12,412
Euro Currency/Slovakian Koruna				
expiring 1/22/04	1,778,062	1,801,492	23,430	—
Japanese Yen/Swiss Franc				
expiring 1/22/04	986,813	973,779	—	13,034
expiring 1/22/04	967,963	983,064	15,101	—
Polish Zloty/Euro Currency				
Expiring 1/22/04	1,507,869	1,540,197	32,328	—
Slovakian Koruna/Euro Currency				
Expiring 1/22/04	1,801,492	1,771,221	—	30,271
Swiss Franc/Japanese Yen				
Expiring 1/22/04	978,471	986,813	8,342	—
Expiring 1/22/04	983,063	978,471	—	4,592
TOTAL OPEN FORWARD FOREIGN CURRENCY CROSS CONTRACTS (PURCHASE/SALE)	$13,999,965	$14,025,448	$ 98,318	$ 72,835

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At October 31, 2003, Core Fixed Income and Global Income had sufficient cash and/or securities to cover any commitments under these contracts.

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

With respect to periodic payment swaps only, the Funds record a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). With respect to swap payments only at maturity, interest paid or received, if any, is included in the valuation of the swaps and not recorded as interest income (or as an offset to interest income).

Fluctuations in the value of swap contracts are recorded for financial statement purposes as unrealized appreciation or depreciation on swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts. At October 31, 2003, Core Fixed Income Fund had outstanding swap contracts with the following terms:

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Swap Type	Swap Counterparty	Notional Amount (000s)	Termination Date	Rate Type		Unrealized Appreciation/ (Depreciation)
				Payments made by the Fund	Payments received by the Fund	
Interest Rate	Banc of America Securities LLC	$32,000	06/19/2012	5.4125%	3 month LIBOR Floating	$ (2,091,762)
Interest Rate	Banc of America Securities LLC	55,800	06/20/2012	5.4076%	3 month LIBOR Floating	(3,626,536)
Interest Rate	Banc of America Securities LLC	14,200	06/25/2012	5.2755%	3 month LIBOR Floating	(784,778)
Interest Rate	Banc of America Securities LLC	26,000	07/05/2012	5.2886%	3 month LIBOR Floating	(1,456,829)
Interest Rate	Banc of America Securities LLC	30,000	12/10/2012	4.56123%	3 month LIBOR Floating	68,107
Total Return CMBS AAA 10 YR Index	Banc of America Securities LLC	62,400	12/18/2003	1.03875%	N/A	(2,585,153)
						$(10,476,951)

LIBOR — London Interbank Offered Rate

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAMI and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At October 31, 2003, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income and Core Fixed Income had undivided interests in the following Joint Repurchase Agreement Account II which equaled $23,800,000, $166,500,000, $50,900,000, $63,600,000, and $63,100,000, respectively, in principal amount. At October 31, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$ 100,000,000	1.06%	11/03/2003	$ 100,008,833
Barclays Capital LLC	500,000,000	1.06	11/03/2003	500,044,167
Credit Suisse First Boston Corp.	300,000,000	1.06	11/03/2003	300,026,500
Deutsche Bank Securities, Inc.	420,000,000	1.06	11/03/2003	420,037,100
Greenwich Capital Markets	300,000,000	1.06	11/03/2003	300,026,500
Lehman Brothers, Inc.	250,000,000	1.13	11/03/2003	250,023,438
J.P Morgan Chase & Co.	345,300,000	1.07	11/03/2003	345,330,789
UBS LLC	600,000,000	1.04	11/03/2003	600,052,000
Westdeutsche Landesbank AG	175,000,000	1.06	11/03/2003	175,015,458
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$2,990,300,000			$2,990,564,785

Notes to Financial Statements (continued)

October 31, 2003

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the year ended October 31, 2003, the Funds did not have any borrowings under this facility.

7. OTHER MATTERS

As of October 31, 2003, Goldman, Sachs & Co. Profit Sharing Master Trust was the beneficial owner of approximately 5.9% of the outstanding shares of the Short Duration Government Fund and the Goldman Sachs Growth and Income Strategy Fund was the beneficial owner of approximately 17.1% of the Global Income Fund.

8. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended October 31, 2003 was as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Distributions paid from:						
Ordinary income	$75,099,862	$138,630,666	$30,119,028	$18,232,169	$52,513,002	$21,179,925
Net long-term capital gains	—	—	—	488,233	988,773	—
Total taxable distributions	$75,099,862	$138,630,666	$30,119,028	$18,720,402	$53,501,775	$21,179,925

The tax character of distributions paid during the fiscal year ended October 31, 2002 was as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Distributions paid from:						
Ordinary income	$85,437,754	$80,789,289	$20,975,434	$12,570,263	$50,184,118	$18,193,649
Net long-term capital gains	—	—	—	1,982,341	2,633,802	—
Total taxable distributions	$85,437,754	$80,789,289	$20,975,434	$14,552,604	$52,817,920	$18,193,649

As of October 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Undistributed ordinary income — net	$ 3,563,099	$ 15,304,326	$ 3,619,327	$4,367,706	$29,028,177	$ 30,286,294
Undistributed long-term capital gains	—	—	—	2,396,443	14,858,564	—
Total undistributed earnings	$ 3,563,099	$ 15,304,326	$ 3,619,327	$6,764,149	$43,886,741	$ 30,286,294
Capital loss carryforward	(73,628,498)	(116,530,177)	(9,409,373)	—	—	(59,488,201)
Timing differences (dividends payable, straddles)	(290,091)	(2,266,374)	(548,843)	(147,665)	(1,365,552)	(1,777,571)
Unrealized gains (losses) — net	21,618,780	(14,412,061)	(4,038,891)	576,675	(947,726)	20,549,268
Total accumulated earnings (losses) — net	$(48,736,710)	$(117,904,286)	$(10,377,780)	$7,193,159	$41,573,463	$(10,430,210)
Capital loss carryforward years of expiration	2009-2010	2004-2011	2004-2011	n/a	n/a	2010-2011

8. ADDITIONAL TAX INFORMATION (continued)

At October 31, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Tax Cost	$1,501,720,093	$2,824,914,505	$926,748,246	$632,286,899	$1,343,051,914	$331,335,875
Gross unrealized gain	25,439,556	8,627,674	3,697,178	3,462,259	173,871,684	21,600,325
Gross unrealized loss	(3,820,776)	(23,039,735)	(7,736,039)	(2,885,584)	(163,497,166)	(1,534,155)
Net unrealized security gain (loss)	$ 21,618,780	$ (14,412,061)	$ (4,038,891)	$ 576,675	$ 10,374,518	$ 20,066,170

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales, net marked-to-market gains on futures and foreign currency contracts recognized for tax purposes and differing treatment of the amortization of market premium.

9. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, certain reclassifications have been recorded to the Fund's accounts. These reclassifications have no impact on the net asset value of the Funds and are designed to present the Funds' capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of foreign currency, expiration of capital loss carryforwards, and tax treatment of certain bonds.

Fund	Paid-in Capital	Accumulated Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income
Ultra-Short Duration Government	$(9,908,454)	$(34,476,052)	$44,384,506
Short Duration Government	(1,876,525)	1,292,589	583,936
Government Income	—	(3,963,260)	3,963,260
Core Fixed Income	—	(1,517,476)	1,517,476
Global Income	—	(30,424,402)	30,424,402

Notes to Financial Statements (continued)

October 31, 2003

10. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended October 31, 2003 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	65,456,177	$ 661,622,273	146,423,912	$ 1,410,435,060
Reinvestment of dividends and distributions	1,684,399	16,999,110	2,803,599	26,881,638
Shares repurchased	(109,315,236)	(1,103,682,746)	(171,594,868)	(1,646,981,161)
	(42,174,660)	(425,061,363)	(22,367,357)	(209,664,463)
Class B Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Class C Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Institutional Shares				
Shares sold	117,184,438	1,181,967,068	244,394,701	2,357,120,730
Reinvestment of dividends and distributions	4,854,670	48,898,987	8,104,579	77,851,495
Shares repurchased	(215,827,653)	(2,176,366,565)	(318,463,748)	(3,059,004,328)
	(93,788,545)	(945,500,510)	(65,964,468)	(624,032,103)
Administration Shares				
Shares sold	4,347,061	43,528,534	—	—
Reinvestment of dividends and distributions	62,718	631,730	—	—
Shares repurchased	(1,231,150)	(12,379,974)	—	—
	3,178,629	31,780,290	—	—
Service Shares				
Shares sold	—	—	9,363,528	90,437,843
Reinvestment of dividends and distributions	—	—	211,958	2,036,535
Shares repurchased	—	—	(6,172,110)	(59,334,139)
	—	—	3,403,376	33,140,239
NET INCREASE (DECREASE)	(132,784,576)	$(1,338,781,583)	(84,928,449)	$ (800,556,327)

	Short Duration Government Fund		Government Income Fund		Core Fixed Income Fund		Global Income Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	34,679,335	$ 349,718,569	28,548,952	$ 427,867,919	32,936,995	$ 339,155,806	7,145,801	$ 104,771,082
	781,611	7,869,461	673,983	10,093,885	1,308,325	13,467,379	743,869	10,862,519
	(28,060,554)	(282,600,578)	(21,797,608)	(326,251,585)	(22,423,478)	(230,101,755)	(10,118,711)	(147,811,286)
	7,400,392	74,987,452	7,425,327	111,710,219	11,821,842	122,521,430	(2,229,041)	(32,177,685)
	2,172,651	21,866,144	957,324	14,345,247	1,167,578	12,048,230	344,355	5,032,023
	107,486	1,079,118	66,703	999,317	90,401	933,176	98,367	1,431,750
	(2,141,898)	(21,476,988)	(1,478,691)	(22,110,142)	(1,249,253)	(12,887,682)	(510,983)	(7,457,687)
	138,239	1,468,274	(454,664)	(6,765,578)	8,726	93,724	(68,261)	(993,914)
	9,579,035	96,198,651	2,079,385	31,166,416	1,570,710	16,243,528	196,341	2,870,475
	187,872	1,881,220	34,855	521,783	64,748	668,654	27,470	399,145
	(6,148,788)	(61,591,248)	(2,131,999)	(31,887,869)	(1,178,563)	(12,186,099)	(246,752)	(3,590,641)
	3,618,119	36,488,623	(17,759)	(199,670)	456,895	4,726,083	(22,941)	(321,021)
	43,186,720	435,088,652	8,277,365	124,464,068	27,124,226	280,669,851	1,939,705	28,441,267
	1,155,806	11,609,130	313,592	4,689,493	2,178,746	22,476,578	348,867	5,086,936
	(30,437,226)	(306,089,408)	(3,947,560)	(59,134,765)	(34,831,812)	(359,173,888)	(5,990,141)	(87,902,975)
	13,905,300	140,608,374	4,643,397	70,018,796	(5,528,840)	(56,027,459)	(3,701,569)	(54,374,772)
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	387,334	3,885,612	305,762	4,568,405	679,136	6,997,755	3,968	58,696
	31,215	313,455	28,019	418,928	92,861	956,914	2,736	39,883
	(937,230)	(9,409,189)	(348,556)	(5,207,467)	(1,610,472)	(16,556,114)	(46,997)	(694,082)
	(518,681)	(5,210,122)	(14,775)	(220,134)	(838,475)	(8,601,445)	(40,293)	(595,503)
	24,543,369	$ 248,342,601	11,581,526	$ 174,543,633	5,920,148	$ 62,712,333	(6,062,105)	$ (88,462,895)

Notes to Financial Statements (continued)

October 31, 2003

10. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2002 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund[a]	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	122,663,688	$ 1,252,634,163	173,928,804	$ 1,693,236,866
Reinvestment of dividends and distributions	1,813,242	18,481,732	1,598,713	15,534,653
Shares repurchased	(59,197,348)	(603,744,740)	(77,993,344)	(757,628,525)
	65,279,582	667,371,155	97,534,173	951,142,994
Class B Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Class C Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Institutional Shares				
Shares sold	317,156,233	3,236,186,654	336,522,286	3,281,183,489
Reinvestment of dividends and distributions	6,003,071	61,138,628	4,888,840	47,583,604
Shares repurchased	(197,216,984)	(2,009,145,039)	(96,319,230)	(936,816,171)
	125,942,320	1,288,180,243	245,091,896	2,391,950,922
Administration Shares				
Shares sold	1,787,859	18,171,712	—	—
Reinvestment of dividends and distributions	31,081	316,599	—	—
Shares repurchased	(464,241)	(4,715,809)	—	—
	1,354,699	13,772,502	—	—
Service Shares				
Shares sold	—	—	3,248,777	31,686,726
Reinvestment of dividends and distributions	—	—	136,008	1,327,887
Shares repurchased	—	—	(2,911,091)	(28,346,936)
	—	—	473,694	4,667,677
NET INCREASE (DECREASE)	192,576,601	$ 1,969,323,900	343,099,763	$ 3,347,761,593

(a) Effective July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.

Short Duration Government Fund		Government Income Fund		Core Fixed Income Fund		Global Income Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
27,906,211	$ 279,236,875	17,642,570	$ 259,436,060	24,364,554	$ 243,320,354	5,737,318	$ 82,397,763
498,538	4,992,184	573,380	8,366,801	1,010,017	10,086,544	603,238	8,647,326
(12,826,001)	(127,931,659)	(11,130,591)	(163,658,944)	(11,482,987)	(114,650,715)	(7,986,029)	(114,695,562)
15,578,748	156,297,400	7,085,359	104,143,917	13,891,584	138,756,183	(1,645,473)	(23,650,473)
4,094,837	40,907,455	1,837,705	27,055,328	1,699,524	17,036,276	806,684	11,555,242
65,513	654,319	78,388	1,142,452	84,774	849,179	66,121	945,211
(895,816)	(8,919,953)	(771,028)	(11,272,400)	(816,744)	(8,159,758)	(394,632)	(5,647,894)
3,264,534	32,641,821	1,145,065	16,925,380	967,554	9,725,697	478,173	6,852,559
8,883,600	88,628,725	1,316,961	19,372,765	1,271,395	12,743,473	331,469	4,742,441
82,936	826,899	35,164	512,328	55,166	552,706	17,732	253,025
(1,372,203)	(13,633,367)	(663,009)	(9,705,479)	(495,235)	(4,959,298)	(133,559)	(1,906,909)
7,594,333	75,822,257	689,116	10,179,614	831,326	8,336,881	215,642	3,088,557
26,214,688	260,941,463	4,474,897	65,759,397	55,515,013	557,216,053	795,376	11,409,421
873,822	8,717,696	106,179	1,544,218	2,793,165	27,950,398	392,090	5,614,780
(19,887,189)	(198,127,181)	(1,394,128)	(20,174,314)	(28,472,506)	(284,536,921)	(3,568,016)	(51,153,848)
7,201,321	71,531,978	3,186,948	47,129,301	29,835,672	300,629,530	(2,380,550)	(34,129,647)
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
692,902	6,945,100	331,195	4,850,686	1,133,120	11,369,835	38,296	551,514
35,294	351,602	33,642	489,293	133,364	1,334,953	3,515	50,303
(405,761)	(4,047,693)	(195,154)	(2,862,277)	(911,771)	(9,104,849)	(53,954)	(773,230)
322,435	3,249,009	169,683	2,477,702	354,713	3,599,939	(12,143)	(171,413)
33,961,371	$ 339,542,465	12,276,171	$ 180,855,914	45,880,849	$ 461,048,230	(3,344,351)	$ (48,010,417)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders	Net asset value, end of period
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	
FOR THE YEARS ENDED OCTOBER 31,						
2003 - Class A Shares	$10.13	$0.33	$(0.15)	$0.18	$(0.32)	$ 9.99
2003 - Institutional Shares	10.12	0.37	(0.15)	0.22	(0.36)	9.98
2003 - Administration Shares	10.13	0.33	(0.14)	0.19	(0.33)	9.99
2002 - Class A Shares	10.26	0.38	(0.13)	0.25	(0.38)	10.13
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28	(0.42)	10.12
2002 - Administration Shares	10.27	0.40	(0.14)	0.26	(0.40)	10.13
2001 - Class A Shares	10.00	0.45	0.34	0.79	(0.53)	10.26
2001 - Institutional Shares	10.00	0.55	0.28	0.83	(0.57)	10.26
2001 - Administration Shares	10.00	0.49	0.32	0.81	(0.54)	10.27
FOR THE PERIOD ENDED OCTOBER 31,						
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17	(0.17)	10.00
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17	(0.17)	10.00
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17	(0.17)	10.00

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
				Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
1.77%	$ 378,378	0.65%	3.28%	0.71%	3.22%	41%
2.18	1,106,956	0.25	3.65	0.31	3.59	41
1.93	50,463	0.50	3.34	0.56	3.28	41
2.48	810,768	0.65	3.70	0.72	3.63	65
2.79	2,071,378	0.25	4.17	0.32	4.10	65
2.53	18,965	0.50	3.91	0.57	3.84	65
8.10	151,497	0.65	4.60	0.80	4.45	127
8.53	807,871	0.25	5.40	0.40	5.25	127
8.35	5,320	0.50	4.80	0.65	4.65	127
1.66	12,336	0.65[b]	4.52[b]	1.77[b]	3.40[b]	31
1.76	156,525	0.25[b]	6.49[b]	1.37[b]	5.37[b]	31
1.68	2	0.50[b]	6.13[b]	1.62[b]	5.01[b]	31

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From capital	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	$9.66	$0.24[(c)]	$(0.11)	$0.13	$(0.32)	$ —	$(0.32)
2003 - Institutional Shares	9.68	0.28[(c)]	(0.12)	0.16	(0.36)	—	(0.36)
2003 - Service Shares	9.69	0.23[(c)]	(0.11)	0.12	(0.31)	—	(0.31)
2002 - Class A Shares	9.79	0.31[(c)(f)]	(0.06)[(f)]	0.25	(0.38)	—	(0.38)
2002 - Institutional Shares	9.81	0.35[(c)(f)]	(0.06)[(f)]	0.29	(0.42)	—	(0.42)
2002 - Service Shares	9.82	0.31[(c)(f)]	(0.07)[(f)]	0.24	(0.37)	—	(0.37)
2001 - Class A Shares	9.56	0.53[(c)]	0.23	0.76	(0.53)	—	(0.53)
2001 - Institutional Shares	9.58	0.56[(c)]	0.24	0.80	(0.57)	—	(0.57)
2001 - Service Shares	9.58	0.42[(c)]	0.34	0.76	(0.52)	—	(0.52)
2000 - Class A Shares	9.63	0.54[(c)]	(0.06)	0.48	(0.55)	—	(0.55)
2000 - Institutional Shares	9.64	0.58[(c)]	(0.05)	0.53	(0.59)	—	(0.59)
2000 - Service Shares	9.65	0.52[(c)]	(0.05)	0.47	(0.54)	—	(0.54)
1999 - Class A Shares	9.69	0.49	(0.05)	0.44	(0.44)	(0.06)	(0.50)
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48	(0.48)	(0.06)	(0.54)
1999 - Administration Shares[(e)]	9.70	0.37[(c)]	0.01	0.38	(0.33)	(0.04)	(0.37)
1999 - Service Shares	9.70	0.48	(0.04)	0.44	(0.43)	(0.06)	(0.49)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.05, increase net realized and unrealized gains and losses per share by $0.05, and decrease the ratio of net investment income to average net asset with and without expense reductions by 0.48%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$9.47	1.40%	$ 768,910	0.86%	2.55%	0.86%	2.55%	102%
9.48	1.69	1,967,845	0.46	2.95	0.46	2.95	102
9.50	1.29	67,480	0.96	2.43	0.96	2.43	102
9.66	2.57	1,000,977	0.88	3.21[f]	0.88	3.21[f]	144
9.68	2.98	2,646,847	0.48	3.65[f]	0.48	3.65[f]	144
9.69	2.46	35,883	0.98	3.20[f]	0.98	3.20[f]	144
9.79	8.21	59,209	0.89	5.48	0.97	5.40	87
9.81	8.62	278,316	0.49	5.79	0.57	5.71	87
9.82	8.19	31,698	0.99	4.52	1.07	4.44	87
9.56	5.12	41,188	0.89	5.67	0.96	5.60	11
9.58	5.65	176,881	0.49	6.01	0.56	5.94	11
9.58	4.95	71	0.99	5.33	1.06	5.26	11
9.63	4.65	22,862	0.89	5.15	0.93	5.11	39
9.64	5.06	315,024	0.49	5.49	0.53	5.45	39
9.71[e]	4.02	—	0.74[b]	5.35[b]	0.78[b]	5.31[b]	39
9.65	4.65	797	0.99	4.99	1.03	4.95	39

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders	Net asset value, end of year
		Net investment income	Net realized and unrealized gains (loss)	Total from investment operations	From net investment income	
FOR THE YEARS ENDED OCTOBER 31,						
2003 - Class A Shares	$10.12	$0.35[c]	$(0.14)	$0.21	$(0.34)	$ 9.99
2003 - Class B Shares	10.09	0.29[c]	(0.15)	0.14	(0.28)	9.95
2003 - Class C Shares	10.07	0.27[c]	(0.14)	0.13	(0.27)	9.93
2003 - Institutional Shares	10.10	0.39[c]	(0.15)	0.24	(0.38)	9.96
2003 - Service Shares	10.09	0.34[c]	(0.15)	0.19	(0.33)	9.95
2002 - Class A Shares	10.04	0.37[c][f]	0.14[f]	0.51	(0.43)	10.12
2002 - Class B Shares	10.01	0.31[c][f]	0.14[f]	0.45	(0.37)	10.09
2002 - Class C Shares	9.99	0.28[c][f]	0.16[f]	0.44	(0.36)	10.07
2002 - Institutional Shares	10.02	0.42[c][f]	0.13[f]	0.55	(0.47)	10.10
2002 - Service Shares	10.01	0.37[c][f]	0.13[f]	0.50	(0.42)	10.09
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11	(0.56)	10.04
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05	(0.50)	10.01
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02	(0.48)	9.99
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15	(0.60)	10.02
2001 - Service Shares	9.46	0.53[c]	0.57	1.10	(0.55)	10.01
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52	(0.60)	9.49
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44	(0.54)	9.46
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44	(0.53)	9.45
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54	(0.64)	9.47
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49	(0.59)	9.46
1999 - Class A Shares	9.91	0.55	(0.36)	0.19	(0.53)	9.57
1999 - Class B Shares	9.88	0.48	(0.33)	0.15	(0.47)	9.56
1999 - Class C Shares	9.88	0.47	(0.36)	0.11	(0.45)	9.54
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24	(0.57)	9.57
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15	(0.39)	9.67[e]
1999 - Service Shares	9.89	0.54	(0.35)	0.19	(0.52)	9.56

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reduction by 0.63%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
				Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
2.11%	$317,379	0.95%	3.46%	1.01%	3.40%	184%
1.41	50,580	1.55	2.87	1.76	2.66	184
1.26	130,087	1.70	2.71	1.76	2.65	184
2.43	415,210	0.55	3.86	0.61	3.80	184
1.92	6,156	1.05	3.36	1.11	3.30	184
5.26	246,763	0.94	3.69[f]	1.04	3.59[f]	194
4.65	49,874	1.54	3.09[f]	1.79	2.84[f]	194
4.50	95,458	1.69	2.84[f]	1.79	2.74[f]	194
5.69	280,452	0.54	4.20[f]	0.64	4.10[f]	194
5.17	11,471	1.04	3.70[f]	1.14	3.60[f]	194
12.00	88,394	0.94	5.26	1.11	5.09	243
11.38	16,809	1.54	4.80	1.86	4.48	243
11.12	18,871	1.69	4.59	1.86	4.42	243
12.47	206,129	0.54	5.89	0.71	5.72	243
11.93	8,154	1.04	5.40	1.21	5.23	243
5.65	29,446	0.94	6.21	1.13	6.02	130
4.80	5,743	1.54	5.63	1.88	5.29	130
4.76	5,128	1.69	5.45	1.88	5.26	130
5.85	131,462	0.54	6.64	0.73	6.45	130
5.32	6,134	1.04	6.14	1.23	5.95	130
1.97	52,235	0.94	5.61	1.07	5.48	173
1.56	6,937	1.54	5.04	1.82	4.76	173
1.21	7,029	1.69	4.83	1.82	4.70	173
2.49	146,062	0.54	6.03	0.67	5.90	173
1.57	—	0.79[b]	5.76[b]	0.92[b]	5.63[b]	173
1.97	6,605	1.04	5.54	1.17	5.41	173

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	$14.95	$0.41[(b)]	$ 0.05	$ 0.46	$(0.51)	$(0.02)	$(0.53)
2003 - Class B Shares	14.95	0.31[(b)]	0.04	0.35	(0.40)	(0.02)	(0.42)
2003 - Class C Shares	14.94	0.31[(b)]	0.04	0.35	(0.40)	(0.02)	(0.42)
2003 - Institutional Shares	14.93	0.47[(b)]	0.04	0.51	(0.57)	(0.02)	(0.59)
2003 - Service Shares	14.92	0.41[(b)]	0.04	0.45	(0.50)	(0.02)	(0.52)
2002 - Class A Shares	14.96	0.63[(b)(d)]	0.19[(d)]	0.82	(0.67)	(0.16)	(0.83)
2002 - Class B Shares	14.96	0.52[(b)(d)]	0.19[(d)]	0.71	(0.56)	(0.16)	(0.72)
2002 - Class C Shares	14.95	0.51[(b)(d)]	0.20[(d)]	0.71	(0.56)	(0.16)	(0.72)
2002 - Institutional Shares	14.94	0.69[(b)(d)]	0.19[(d)]	0.88	(0.73)	(0.16)	(0.89)
2002 - Service Shares	14.93	0.62[(b)(d)]	0.19[(d)]	0.81	(0.66)	(0.16)	(0.82)
2001 - Class A Shares	13.84	0.78[(b)]	1.13	1.91	(0.79)	—	(0.79)
2001 - Class B Shares	13.85	0.68[(b)]	1.11	1.79	(0.68)	—	(0.68)
2001 - Class C Shares	13.84	0.68[(b)]	1.11	1.79	(0.68)	—	(0.68)
2001 - Institutional Shares	13.82	0.83[(b)]	1.14	1.97	(0.85)	—	(0.85)
2001 - Service Shares	13.82	0.76[(b)]	1.13	1.89	(0.78)	—	(0.78)
2000 - Class A Shares	13.70	0.82	0.15	0.97	(0.83)	—	(0.83)
2000 - Class B Shares	13.72	0.71	0.15	0.86	(0.73)	—	(0.73)
2000 - Class C Shares	13.71	0.71	0.14	0.85	(0.72)	—	(0.72)
2000 - Institutional Shares	13.69	0.87	0.14	1.01	(0.88)	—	(0.88)
2000 - Service Shares	13.63	0.82	0.18	1.00	(0.81)	—	(0.81)
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)	(0.77)	(0.35)	(1.12)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)	(0.67)	(0.35)	(1.02)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)	(0.66)	(0.35)	(1.01)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)	(0.83)	(0.35)	(1.18)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)	(0.75)	(0.35)	(1.10)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Calculated based on the average shares outstanding methodology.

(c) Includes the effect of mortgage dollar roll transactions.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.44%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

| Net asset value, end of year | Total return[a] | Net assets at end of year (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate[d] |
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$14.88	3.11%	$358,058	0.99%	2.78%	1.18%	2.59%	520%
14.88	2.34	44,120	1.74	2.06	1.93	1.87	520
14.87	2.34	23,720	1.74	2.05	1.93	1.86	520
14.85	3.60	151,111	0.59	3.16	0.78	2.97	520
14.85	3.01	10,491	1.09	2.72	1.28	2.53	520
14.95	5.77	248,719	0.98	4.26[d]	1.24	4.00[d]	226
14.95	4.99	51,124	1.73	3.54[d]	1.99	3.28[d]	226
14.94	4.99	24,095	1.73	3.49[d]	1.99	3.23[d]	226
14.93	6.13	82,523	0.58	4.74[d]	0.84	4.48[d]	226
14.92	5.68	10,762	1.08	4.25[d]	1.34	3.99[d]	226
14.96	14.20	142,904	0.98	5.46	1.31	5.13	473
14.96	13.27	34,036	1.73	4.71	2.06	4.38	473
14.95	13.28	13,814	1.73	4.71	2.06	4.38	473
14.94	14.67	34,997	0.58	5.80	0.91	5.47	473
14.93	14.04	8,239	1.08	5.27	1.41	4.94	473
13.84	7.33	88,783	0.98	6.01	1.39	5.60	341
13.85	6.45	18,724	1.73	5.24	2.14	4.83	341
13.84	6.46	7,606	1.73	5.25	2.14	4.84	341
13.82	7.68	7,514	0.58	6.41	0.99	6.00	341
13.82	7.62	373	1.08	6.02	1.49	5.61	341
13.70	(0.63)	82,102	0.98	5.63	1.33	5.28	278
13.72	(1.29)	19,684	1.73	4.88	2.08	4.53	278
13.71	(1.29)	10,053	1.73	4.89	2.08	4.54	278
13.69	(0.23)	5,899	0.58	6.07	0.93	5.72	278
13.63	(1.01)	15	1.08	5.56	1.43	5.21	278

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	$10.07	$ 0.40[c]	$ 0.28	$ 0.68	$(0.40)	$(0.04)	$(0.44)
2003 - Class B Shares	10.10	0.33[c]	0.28	0.61	(0.32)	(0.04)	(0.36)
2003 - Class C Shares	10.10	0.33[c]	0.28	0.61	(0.32)	(0.04)	(0.36)
2003 - Institutional Shares	10.09	0.45[c]	0.29	0.74	(0.44)	(0.04)	(0.48)
2003 - Service Shares	10.09	0.40[c]	0.29	0.69	(0.39)	(0.04)	(0.43)
2002 - Class A Shares	10.25	0.50[c]	(0.13)	0.37	(0.52)	(0.03)	(0.55)
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	(0.03)	(0.47)
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	(0.03)	(0.47)
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40	(0.56)	(0.03)	(0.59)
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35	(0.51)	(0.03)	(0.54)
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31	(0.58)	—	(0.58)
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26	(0.51)	—	(0.51)
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25	(0.51)	—	(0.51)
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36	(0.62)	—	(0.62)
2001 - Service Shares	9.54	0.55[c]	0.76	1.31	(0.57)	—	(0.57)
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59	(0.58)	—	(0.58)
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52	(0.51)	—	(0.51)
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53	(0.51)	—	(0.51)
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63	(0.62)	—	(0.62)
2000 - Service Shares	9.52	0.56[c]	0.02	0.58	(0.57)	—	(0.57)
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)	(0.53)	(0.15)	(0.68)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)	(0.47)	(0.15)	(0.62)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)	(0.46)	(0.15)	(0.61)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)	(0.57)	(0.15)	(0.72)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)	(0.40)	(0.15)	(0.55)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)	(0.53)	(0.15)	(0.68)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.31	7.03%	$445,178	0.89%	3.91%	0.89%	3.91%	489%
10.35	6.31	37,120	1.64	3.21	1.64	3.21	489
10.35	6.21	25,409	1.64	3.16	1.64	3.16	489
10.35	7.54	695,181	0.49	4.39	0.49	4.39	489
10.35	6.90	21,827	0.99	3.89	0.99	3.89	489
10.07	3.59	315,441	0.90	5.03	0.90	5.03	437
10.10	2.70	36,131	1.65	4.33	1.65	4.33	437
10.10	2.80	20,176	1.65	4.32	1.65	4.32	437
10.09	3.99	733,996	0.50	5.51	0.50	5.51	437
10.09	3.47	29,761	1.00	5.05	1.00	5.05	437
10.26	14.17	178,885	0.94	5.61	0.94	5.61	315
10.30	13.51	26,848	1.69	4.93	1.69	4.93	315
10.30	13.38	11,998	1.69	4.89	1.69	4.89	315
10.29	14.69	440,836	0.54	6.05	0.54	6.05	315
10.29	14.13	26,667	1.04	5.54	1.04	5.54	315
9.51	6.48	73,846	0.94	6.04	0.97	6.01	272
9.53	5.69	14,002	1.69	5.29	1.72	5.26	272
9.54	5.80	6,107	1.69	5.30	1.72	5.27	272
9.53	6.90	268,465	0.54	6.46	0.57	6.43	272
9.53	6.37	9,445	1.04	5.95	1.07	5.92	272
9.50	(0.68)	65,368	0.94	5.57	0.98	5.53	280
9.52	(1.47)	14,654	1.69	4.83	1.73	4.79	280
9.52	(1.51)	7,443	1.69	4.82	1.73	4.78	280
9.52	(0.37)	216,973	0.54	5.97	0.58	5.93	280
9.71[e]	(0.13)	—	0.79[b]	5.63[b]	0.83[b]	5.59[b]	280
9.52	(0.87)	8,172	1.04	5.50	1.08	5.46	280

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

| | Net asset value, beginning of year | Income (loss) from investment operations | | | Distributions to shareholders | | | |
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From capital	From net realized gains	Total distributions
FOR THE YEARS ENDED OCTOBER 31,								
2003 - Class A Shares	$14.34	$0.46[(b)]	$ 0.32	$ 0.78	$(0.73)	$ —	$ —	$(0.73)
2003 - Class B Shares	14.30	0.39[(b)]	0.30	0.69	(0.65)	—	—	(0.65)
2003 - Class C Shares	14.27	0.38[(b)]	0.32	0.70	(0.65)	—	—	(0.65)
2003 - Institutional Shares	14.33	0.56[(b)]	0.30	0.86	(0.82)	—	—	(0.82)
2003 - Service Shares	14.31	0.49[(b)]	0.31	0.80	(0.75)	—	—	(0.75)
2002 - Class A Shares	14.72	0.50[(b)(c)]	(0.35)[(c)]	0.15	(0.53)	—	—	(0.53)
2002 - Class B Shares	14.68	0.41[(b)(c)]	(0.33)[(c)]	0.08	(0.46)	—	—	(0.46)
2002 - Class C Shares	14.65	0.41[(b)(c)]	(0.33)[(c)]	0.08	(0.46)	—	—	(0.46)
2002 - Institutional Shares	14.70	0.58[(b)(c)]	(0.33)[(c)]	0.25	(0.62)	—	—	(0.62)
2002 - Service Shares	14.69	0.50[(b)(c)]	(0.33)[(c)]	0.17	(0.55)	—	—	(0.55)
2001 - Class A Shares	14.68	0.55[(b)]	0.85	1.40	(1.36)	—	—	(1.36)
2001 - Class B Shares	14.65	0.48[(b)]	0.84	1.32	(1.29)	—	—	(1.29)
2001 - Class C Shares	14.63	0.47[(b)]	0.84	1.31	(1.29)	—	—	(1.29)
2001 - Institutional Shares	14.67	0.65[(b)]	0.84	1.49	(1.46)	—	—	(1.46)
2001 - Service Shares	14.66	0.57[(b)]	0.84	1.41	(1.38)	—	—	(1.38)
2000 - Class A Shares	14.49	0.59[(b)]	0.20	0.79	(0.60)	—	—	(0.60)
2000 - Class B Shares	14.45	0.51[(b)]	0.22	0.73	(0.53)	—	—	(0.53)
2000 - Class C Shares	14.43	0.51[(b)]	0.22	0.73	(0.53)	—	—	(0.53)
2000 - Institutional Shares	14.48	0.68[(b)]	0.21	0.89	(0.70)	—	—	(0.70)
2000 - Service Shares	14.47	0.61[(b)]	0.20	0.81	(0.62)	—	—	(0.62)
1999 - Class A Shares	15.65	0.62[(b)]	(0.78)	(0.16)	(0.61)	(0.03)	(0.36)	(1.00)
1999 - Class B Shares	15.63	0.53	(0.78)	(0.25)	(0.55)	(0.02)	(0.36)	(0.93)
1999 - Class C Shares	15.60	0.53	(0.77)	(0.24)	(0.55)	(0.02)	(0.36)	(0.93)
1999 - Institutional Shares	15.64	0.71	(0.77)	(0.06)	(0.71)	(0.03)	(0.36)	(1.10)
1999 - Service Shares	15.64	0.64	(0.79)	(0.15)	(0.63)	(0.03)	(0.36)	(1.02)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Returns do not reflect the distributions of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Calculated based on the average shares outstanding methodology.

(c) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.43%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$14.39	5.45%	$224,553	1.35%	3.15%	1.74%	2.76%	106%
14.34	4.87	37,118	1.85	2.64	2.24	2.25	106
14.32	4.96	11,238	1.85	2.64	2.24	2.25	106
14.37	6.07	90,368	0.70	3.82	1.09	3.43	106
14.36	5.61	609	1.20	3.37	1.59	2.98	106
14.34	1.08	255,821	1.34	3.36[c]	1.72	2.98[c]	146
14.30	0.59	37,986	1.84	2.88[c]	2.22	2.50[c]	146
14.27	0.59	11,533	1.84	2.88[c]	2.22	2.50[c]	146
14.33	1.82	143,127	0.69	4.00[c]	1.07	3.62[c]	146
14.31	1.24	1,184	1.19	3.49[c]	1.57	3.11[c]	146
14.72	10.08	286,718	1.34	3.80	1.70	3.44	222
14.68	9.50	31,969	1.84	3.28	2.20	2.92	222
14.65	9.44	8,679	1.84	3.28	2.20	2.92	222
14.70	10.73	181,869	0.69	4.47	1.05	4.11	222
14.69	10.18	1,394	1.19	3.96	1.55	3.60	222
14.68	5.58	294,738	1.34	4.03	1.70	3.67	185
14.65	5.14	22,008	1.84	3.53	2.20	3.17	185
14.63	5.13	5,954	1.84	3.54	2.20	3.18	185
14.67	6.27	287,145	0.69	4.69	1.05	4.33	185
14.66	5.76	1,934	1.19	4.17	1.55	3.81	185
14.49	(1.14)	271,832	1.34	4.12	1.72	3.74	158
14.45	(1.74)	16,724	1.84	3.60	2.22	3.22	158
14.43	(1.68)	7,786	1.84	3.60	2.22	3.22	158
14.48	(0.49)	279,621	0.69	4.75	1.07	4.37	158
14.47	(1.06)	1,115	1.19	4.28	1.57	3.90	158

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Goldman Sachs Enhanced Income Fund, Goldman Sachs Ultra-Short Duration Government Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Government Income Fund, Goldman Sachs Core Fixed Income Fund and Goldman Sachs Global Income Fund (six of the funds comprising the Goldman Sachs Trust) (the ''Funds'') as of October 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four periods in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the period ended October 31, 1999 were audited by other auditors whose report, dated December 10, 1999, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs Enhanced Income Fund, Goldman Sachs Ultra-Short Duration Government Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Government Income Fund, Goldman Sachs Core Fixed Income Fund and Goldman Sachs Global Income Fund at October 31, 2003, the results of their operations, the changes in their net assets and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
December 18, 2003

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors – III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
John P. Coblentz, Jr.	Trustee	Since 2003	Partner, Deloitte & Touche, LLP (June 1975-May 2003). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 45	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Interested Trustees					
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James A. McNamara Age: 41	Trustee & Vice President	Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).	62	None
		Since 2001	Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
		Since 2002	President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).		

97

* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Managing Director, Goldman Sachs (December 2003-Present); and Vice President, Goldman Sachs (July 1995-December 2003). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 41	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Taxable Investment Grade Funds — Tax Information (unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Goldman Sachs Government Income Fund and the Goldman Sachs Core Fixed Income Fund designate $488,233 and $988,773, respectively, as capital gain dividends paid during the year ended October 31, 2003.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $337.2 billion in assets under management as of September 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- **Global Resources and Global Research**
- **Team Approach**
- **Disciplined Processes**

Innovative, Value-Added Investment Products

- **Thoughtful Solutions**
- **Risk Management**

Outstanding Client Service

- **Dedicated Service Teams**
- **Excellence and Integrity**

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



INTERNATIONAL EQUITY

Higher Risk/Return

DOMESTIC EQUITY

ASSET ALLOCATION PORTFOLIOS

SPECIALTY

FIXED INCOME

MONEY MARKET

Lower Risk/Return

International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE^{SM} International Equity Fund**

Domestic Equity Funds
- **Small Cap Value Fund**
- **CORE^{SM} Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund**
- **Growth Opportunities Fund**
- **Research Select Fund^{SM}**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE^{SM} Large Cap Growth Fund**
- **CORE^{SM} Large Cap Value Fund**
- **CORE^{SM} U.S. Equity Fund**

Specialty Funds
- **Internet Tollkeeper Fund^{SM}**
- **CORE^{SM} Tax-Managed Equity Fund**
- **Real Estate Securities Fund**

Asset Allocation Funds
- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds
- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund^{SM}, Internet Tollkeeper Fund^{SM} and CORE^{SM} are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

GOLDMAN SACHS INTERNATIONAL
Christchurch Court
10-15 Newgate Street
London, England EC1 A7HD

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

The Goldman Sachs Government Income, Goldman Sachs Short Duration Government and Goldman Sachs Ultra-Short Duration Government Funds' net asset values and yields are not guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises.

Goldman Sachs Global Income and Goldman Sachs Core Fixed Income Funds' foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

The Goldman Sachs Enhanced Income Fund is not a money market fund. Investors in this Fund should understand that the net asset value of the Fund will fluctuate which may result in a loss of a portion of the principal amount invested.

Goldman, Sachs & Co. is the distributor of the Funds.

   Date of first use: December 30, 2003 / 03-1944   FI/INVGRAR / 64.9K / 12-03

BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM

Queue: BNY_CPS
Description: Form N-CSR

[E/O]

CRC: 38664
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53

MNY E92041   002.00.00.00   0/4

ITEM 2.   CODE OF ETHICS.

    (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

    (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

    (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 10.   CONTROLS AND PROCEDURES.

    (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

    (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

    (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
                       ———————————————————
                       Kaysie P. Uniacke
                       Chief Executive Officer
                       Goldman Sachs Trust

Date: January 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
                       ———————————————————
                       Kaysie P. Uniacke
                       Chief Executive Officer
                       Goldman Sachs Trust

Date: January 9, 2004

By: /s/ John M. Perlowski
                       ———————————————————
                       John M. Perlowski
                       Chief Financial Officer
                       Goldman Sachs Trust

Date: January 9, 2004